EXHIBIT 99.1

[REDACTED VERSION]

EXTENDIBLE REVOLVING TERM CREDIT FACILITY

AMENDED AND RESTATED
CREDIT AGREEMENT

BETWEEN:

PENGROWTH ENERGY CORPORATION
(AS BORROWER)

- AND -

THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(AS LENDERS)

- AND -

ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)

- AND -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)

- AND -

BANK OF MONTREAL
(AS SYNDICATION AGENT)

- AND -

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE
AND THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

October 12, 2017

Blake, Cassels & Graydon LLP
Torys LLP

i

5.11	Interest and Fee Adjustment	76
5.12	Nominal Rates	76
Article 6 PAYMENT AND TAXES		76
6.1	Time, Place and Currency of Payment	76
6.2	Application of Payments Prior to an Event of Default	77
6.3	Taxes	77
6.4	Account Debit Authorization	79
Article 7 CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS		80
7.1	Conditions Precedent to Amendment and Restatement	80
7.2	Continuing Conditions Precedent	82
7.3	Waiver of a Condition Precedent	82
Article 8 COVENANTS OF THE BORROWER		82
8.1	Positive Covenants of the Borrower	82
8.2	Negative Covenants of the Borrower	88
8.3	Financial Covenant	91
8.4	Most Favoured Lenders	92
8.5	Equivalent Consideration	92
Article 9 SECURITY		93
9.1	Security on all Assets	93
9.2	Registration and Fixed Charge Security	94
9.3	Forms	95
9.4	Continuing Security	95
9.5	Dealing with Security	96
9.6	Effectiveness	96
9.7	Release and Discharge of Security	96
9.8	Acknowledgement in Respect of Security	97
9.9	Transfer of Security	97
9.10	Hedging Affiliates	97
9.11	Security for Hedging with Former Lenders	97
Article 10 EVENTS OF DEFAULT		98
10.1	Events of Default	98
10.2	Acceleration and Demand	101
10.3	Waiver of Default	101
10.4	Application of Payments Following Demand and Acceleration	102
10.5	Remedies Cumulative	102
10.6	Set-Off	103
10.7	Cash Collateral Accounts	103
10.8	Lenders May Perform Covenants	103
Article 11 EXPENSES AND INDEMNITIES		103
11.1	Reimbursement of Expenses and Indemnity	103
11.2	Increased Cost	104
11.3	Illegality	105
11.4	Market Disruption	105
11.5	Funding Indemnity	107
11.6	General Indemnity	107
Article 12 THE AGENT AND THE LENDERS		108
12.1	Authorization of Agent	108
12.2	Responsibility of Agent	108
12.3	Acknowledgment of Lenders	109
12.4	Rights and Obligations of Each Lender	109

12.5	Determinations by Lenders	109
12.6	Notices between the Lenders, the Agent and the Borrower	110
12.7	Agent's Duty to Deliver Documents Obtained from the Borrower	110
12.8	Arrangements for Borrowings	110
12.9	Arrangements for Repayment of Borrowings	111
12.10	Repayment by Lenders to Agent	111
12.11	Adjustments Among Lenders	112
12.12	Lenders' Consents to Waivers, Amendments, etc.	113
12.13	Reimbursement of Agent's Expenses	114
12.14	Reliance by Agent and Lenders on Notices, etc.	114
12.15	Relations with Borrower	115
12.16	Sharing of Information	115
12.17	Successor Agent	115
12.18	Amendment of this Article 12	116
12.19	Dealing with Agent	116
12.20	Indemnity of Agent	116
12.21	Authority of Agent to Execute Collateral Agency and Intercreditor Agreement; Agreement to be Bound by Collateral Agency and Intercreditor Agreement	116
12.22	The Agent, Swingline Lender, Fronting Lenders and Defaulting Lenders	117
Article 13 SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY		119
13.1	Successors and Assigns	119
13.2	Judgment Currency	119
13.3	Exchange and Confidentiality of Information	120
13.4	Defaulting Lenders	121
Article 14 MISCELLANEOUS		122
14.1	Severability	122
14.2	Survival of Undertakings	122
14.3	Failure to Act	122
14.4	Amendments	122
14.5	Notice	123
14.6	Further Assurances	124
14.7	Anti-Money Laundering Legislation	124
14.8	Governing Law	125
14.9	Whole Agreement	125
14.10	Term of Agreement	125
14.11	Time of Essence	125
14.12	Jurisdiction	125
14.13	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	125
14.14	Counterpart and Electronic Execution	126

Schedules

Schedule A	Commitments and Addresses
Schedule B	Notice of Borrowing, Repayment, Prepayment or Cancellation of Total Commitment
Schedule C	Notice of Borrowing by way of Bankers' Acceptance
Schedule D	Notice of Conversion
Schedule E	Notice of Rollover
Schedule F	Compliance Certificate
Schedule G	Lender Transfer Agreement

Schedule H	Request for Extension
Schedule I	Power of Attorney Terms – Bankers' Acceptance
Schedule J	Form of Borrower Guarantee
Schedule K	Form of Subsidiary Guarantee
Schedule L	Organizational Chart and Subsidiaries
Schedule M	Existing Letters of Credit
Schedule N	Material Terms of Junior Debt Intercreditor Agreement
Schedule O	Swan Hills Project Boundary Map
Schedule P	Groundbirch Properties Description

THIS AMENDED AND RESTATED CREDIT AGREEMENT is dated as of October 12, 2017

BETWEEN:

PENGROWTH ENERGY CORPORATION, a corporation governed by the laws of the Province of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

AND

THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES NAMED HEREIN or in Lender Transfer Agreements, in their capacities as Lenders

OF THE SECOND PART

AND

ROYAL BANK OF CANADA, a Canadian chartered bank having a branch in Toronto, Ontario, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Lenders and the Agent are parties to the Prior Agreement and wish to amend and restate the Prior Agreement on the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"2008 Note Purchase Agreement" means the note purchase agreement dated as of August 21, 2008 between the Borrower (by its amalgamation predecessor Pengrowth Corporation) and the noteholders party thereto, as amended by a first amendment to note agreements dated as of May 11, 2010 and confirmed and assumed by the Borrower pursuant to a confirmation and assumption dated as of January 1, 2011 and as otherwise amended;

"2010 Note Purchase Agreement" means the note purchase agreement dated as of May 11, 2010 between the Borrower (by its amalgamation predecessor Pengrowth Corporation) and the noteholders party thereto, as amended and as confirmed and assumed by the Borrower pursuant to a confirmation and assumption dated as of January 1, 2011, and as otherwise amended through to and including the date hereof;

"2010 Notes" means the U.S. $115.5 million 5.98% Senior Notes, Series B due May 11, 2020 issued pursuant to the 2010 Note Purchase Agreement;

"2012 Note Purchase Agreement" means the note purchase agreement dated as of October 18, 2012 between the Borrower and the noteholders party thereto, as amended through to and including the date hereof;

"2012 Notes" means, collectively:

(a)	the U.S. $35 million 3.49% Senior Notes, Series A due October 18, 2019;

(b)	the U.S. $105 million 4.07% Senior Notes, Series B due October 18, 2022;

(c)	the U.S. $195 million 4.17% Senior Notes, Series C due October 18, 2024;

(d)	the £15 million 3.45% Senior Notes, Series D, due October 18, 2019; and

(e)	the Cdn. $25 million 4.74% Senior Notes, Series E due October 18, 2022, in each case, issued pursuant to the 2012 Note Purchase Agreement;

"2018 Notes" means, collectively,

(a)	the U.S. $265,000,000 6.98% Senior Notes, Series A due August 21, 2018; and

(b)	the Cdn. $15,000,000 6.61% Senior Notes, Series B due August 21, 2018,

in each case, issued pursuant to the 2008 Note Purchase Agreement;

"Acceleration Notice" has the meaning given to it in Section 10.2;

"Accommodations" means the advance of Loans by the Lenders or by any one of them (including by way of Swingline/Overdraft Loans), the acceptance of Bankers' Acceptances or, if applicable, the advance of BA Equivalent Advances by the Lenders and the issue of Letters of Credit by the Lenders or by the Fronting Lenders on behalf of the Lenders, as applicable;

"Accounting Change" has the meaning given to it in Section 1.6;

"Accounting Change Notice" has the meaning given to it in Section 1.6;

"Accounts" means the accounts and records established by the Agent pursuant to Section 4.6 to record the Borrower's liability to the Agent and each of the Lenders in respect of the Borrowings and other amounts owing by the Borrower to the Agent and each of the Lenders hereunder;

"Additional Compensation" has the meaning given to it in Section 11.2;

"Affected Lender" has the meaning given to it in Section 4.4;

"Affiliate" means, with respect to any person:

(a)	any person which, directly or indirectly, controls, is controlled by or is under common control with, such person; and for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of voting shares or by contract or otherwise;

(b)	any person which beneficially owns or holds 10% or more of any class of shares (or in the case of a person that is not a corporation, 10% or more of the partnership or equity interest) of such person; or

(c)	any person of which 10% or more of any class of its shares (or in the case of a person that is not a corporation, 10% or more of the partnership or equity interest) is beneficially owned or held by such person or a subsidiary of such person, provided that, notwithstanding the foregoing, any person that owns or holds 10% or more of any class of shares of the Borrower, but does not otherwise "control" (as defined in subparagraph (a) above) the Borrower shall not be an Affiliate;

"Agent" means Royal when acting in its capacity as administrative agent hereunder and includes any successor administrative agent appointed pursuant to Section 12.17;

"Agent Parties" has the meaning given to it in Section 14.5;

"Agent's Account for Payments" means with respect to payments made by the Borrower or a Lender in connection with Borrowings, such accounts maintained by the Agent at the Agent's Branch of Account;

"Agent's Branch of Account" means the principal office of the Agent in Toronto, Ontario or such other office or branch of the Agent in Canada as the Agent and the Borrower, each acting reasonably, may agree upon from time to time and as advised to the Lenders in writing;

"Agreement" means this agreement, all Schedules attached hereto and any future amendments, variations or supplements thereto;

"AML Legislation" has the meaning given to it in Section 14.7(a);

"Anniversary Date" has the meaning given to it in Section 3.15;

"Anti-Corruption Laws" means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act and the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

"Anti-Money Laundering/ Anti-Terrorist Financing Laws" means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the

USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

"Applicable Laws" or "applicable law" means, in relation to any person, transaction or event:

(a)	all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and

(b)	all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event;

"Approved Fund" means any person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business and that is administered or managed by a Lender, an affiliate of a Lender or a person or an affiliate of a person that administers or manages a Lender;

"BA Equivalent Advance" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of an Accommodation by way of Bankers' Acceptance;

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution;

"Bail-In Legislation" means with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule;

"Bankers' Acceptances" means bankers' acceptances denominated in Canadian Dollars in the form of either a depository bill, as defined in the Depository Bills and Notes Act (Canada), or a non-interest bearing bill of exchange, as defined in the Bills of Exchange Act (Canada), in either case issued by the Borrower which have been accepted and, if applicable, purchased by the Lenders at the request of the Borrower pursuant to either Section 3.4, 3.11 or 3.12;

"Borrower" means Pengrowth Energy Corporation, a corporation governed by the laws of the Province of Alberta, having its principal office in Calgary, Alberta;

"Borrowings" means, at any given time during the term of the Agreement, the principal amount outstanding by way of Loans made by the Lenders together with the undrawn amount of all outstanding Letters of Credit and the face amount of outstanding Bankers' Acceptances accepted by the Lenders and, if applicable, the amount required to be repaid in respect of any BA Equivalent Advance on its maturity;

"bp" means one one-hundredth of one percent and "bps" means the plural thereof;

"Branch of Account" means, with respect to each Lender (including, if applicable, in its capacity as a Fronting Lender), the branch or office of such Lender at the address set out opposite such Lender's name in Schedule A of this Agreement or in the Lender Transfer Agreement or such other branch or office in

Canada as such Lender may from time to time advise the Borrower and the other Lenders in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, other than (a) Saturday and Sunday, (b) a day on which commercial banks are required to be closed in Calgary, Alberta, Canada or Toronto, Ontario, Canada and, (c) in respect of any matters hereunder relating to U.S. Dollars, a day on which commercial banking institutions are required to be closed in New York, New York in the case of a U.S. Base Rate Loan, and a day on which commercial banking institutions are required to be closed in New York, New York or London, England in the case of a Libor Loan;

"Canadian Dollars", "Cdn. Dollars" and the symbol "Cdn. $" each means lawful money of Canada;

"Capital Adequacy Requirements" means the Guideline dated January 2017, entitled "Capital Adequacy Requirements (CAR)" issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"Capital Lease" means, in respect of any person, any lease of property, real or personal, which would, in accordance with Generally Accepted Accounting Principles as in effect on December 31, 2016, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is such person;

"Capitalized Lease Obligation" means, in respect of any person and as at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, as in effect on December 31, 2016, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of such person;

"Cash Equivalents" means, as to any person:

(a)	Canadian Dollars or U.S. Dollars;

(b)	securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(c)	certificates of deposit, guaranteed investment certificates and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances or bearer deposit notes with maturities not exceeding 365 days and overnight bank deposits, in each case, with the Agent, any Lender or with any United States commercial bank or any Canadian chartered bank (or comparable financial institution, including Alberta Treasury Branches) having capital and surplus in excess of Cdn. $500,000,000 and a senior unsecured rating of "A-" or better by S&P and "A3" or better by Moody's;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution meeting the qualifications specified in subparagraph (c) above;

(e)	commercial paper rated at least P-l by Moody's or A-l by S&P or at least R-l by DBRS and in each case maturing within 365 days after the date of acquisition; and

(f)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in subparagraphs (a) through (e) of this definition;

"Cash Management Arrangements" means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with a Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing;

"Cash Management Documents" means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements;

"Cash Management Obligations" means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to each Cash Manager under, pursuant or relating to the Cash Management Arrangements or Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements or Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to each Cash Manager for or in relation to each of the following:

(a)	daylight credit associated with wire transfers;

(b)	daylight credit associated with inter-account transfers; and

(c)	daylight credit for foreign exchange settlement;

"Cash Manager" means each Lender which, from time to time, is a provider of Cash Management Arrangements to the Borrower and its Subsidiaries, and which includes Royal on the date hereof;

"Cdn. Prime Loans" means the advances made available by the Lenders to the Borrower pursuant to either Section 3.4 or 3.11 and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Cdn. Prime Rate" means, with respect to Cdn. Prime Loans, the greater of:

(a)	the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada; and

(b)	a rate of interest per three hundred and sixty-five (365) day period equal to the One Month BA Rate plus one percent (1.0%) per annum;

"CDOR Rate" means, on any day:

(a)	for Bankers' Acceptances which have a Standard Term, the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) as at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); and

(b)	for Bankers' Acceptance which do not have a Standard Term or if the rate referred to in subparagraph (a) of this definition does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the arithmetic average of the discount rate quoted by each Schedule I Reference Lender (determined by the Agent as of 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with identical maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement;

"Change of Control" means and shall be deemed to have occurred if and when any person or persons acting jointly or in concert (within the meaning ascribed to such phrase in the Securities Act (Alberta)) shall beneficially own or control, directly or indirectly, Voting Shares in the capital of the Borrower which have or represent more than 50% of all the votes entitled to be cast by shareholders for an election of the board of directors of the Borrower;

"Code" means the Internal Revenue Code of 1986 (United States), as amended, supplemented or replaced from time to time or any successor thereto;

"Collateral" has the meaning given to it in Section 9.1(a);

"Collateral Agency and Intercreditor Agreement" means the collateral agency and intercreditor agreement dated as of the date hereof among the Agent, the holders of the Notes and the Collateral Agent, as acknowledged and agreed to by the Borrower and the other Loan Parties;

"Collateral Agent" means Computershare Trust Company of Canada, as collateral agent under the Collateral Agency and Intercreditor Agreement, and its successors and assigns in such capacity;

"Commitment" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount by way of Accommodations at any one time outstanding up to but not exceeding the amount set forth opposite such Lender's name in Schedule A hereto or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled or terminated from time to time pursuant to this Agreement and which, for greater certainty, shall in the case of a Fronted Letter of Credit issued by a Fronting Lender, only include such Fronting Lender's Lender's Proportion thereof;

"Commodity Swap" means any agreement for the making or taking of delivery of any commodity (including Petroleum Substances and electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances and electricity) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances and electricity) by the Borrower or a Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, but excluding any physical sales made to any such person where the sale is made on a floating price based on current market prices and where the sale is not entered into for the purposes described in (b) of this definition, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Borrower or a Subsidiary thereof to fluctuations in the prices of commodities (including Petroleum Substances and electricity) (and, for certainty, any such agreement referred to in (a) or (b) of this definition shall constitute a "Commodity Swap" for all purposes hereof);

"Communications" has the meaning given to it in Section 14.5;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule F executed on behalf of the Borrower by a Senior Officer of the Borrower;

"Consolidated EBITDA" means at the end of a Fiscal Quarter and as determined in accordance with GAAP for the Borrower on a consolidated basis, the net income from operations plus (without duplication) income taxes, Consolidated Interest Expense, depreciation, depletion and amortization expense, as further adjusted by deducting non-cash revenue and adding back non-cash expenses, for the twelve month period ending on the last day of such Fiscal Quarter, but excluding therefrom, beginning with the third Fiscal Quarter of 2017 (being, for certainty, the Fiscal Quarter beginning July 1, 2017), any amounts attributable to one-time, extraordinary or non-recurring transactions or matters, including any gains or losses from Early Hedge Terminations or Hedge Monetizations recognized for accounting purposes after June 30, 2017 and royalties received by the Borrower and its Subsidiaries in respect of any royalty arrangements entered into after June 30, 2017; provided that for the purpose of calculating Consolidated EBITDA, such calculation shall:

(a)	include any EBITDA attributable to assets (which shall include the acquisition of all of the Securities of a Subsidiary of the Borrower) acquired at any time during such twelve month period as if such assets were owned throughout such period; and

(b)	exclude EBITDA attributable to assets (which shall include the disposition of all Securities of a Subsidiary of the Borrower) divested at any time during such twelve month period as if such assets were disposed of immediately prior to such period, in either case, all in a manner as determined satisfactorily to the Agent, acting reasonably;

"Consolidated Interest Expense" of the Borrower and its Subsidiaries on a consolidated basis for any period means, without duplication, all:

(a)	interest (including the interest component of Capital Leases as determined in accordance with GAAP);

(b)	amortization of debt discount and expense on all Consolidated Total Debt (including, without limitation, payment-in-kind, zero coupon and other like securities); and

(c)	fees (including standby, commitment fees, acceptance and stamping fees in respect of bankers' acceptances and fees payable in respect of letters of credit and letters of guarantee and similar instruments supporting obligations which constitute Debt) and which relate to any indebtedness or credit agreement, in each case, accrued or payable in respect of such period and prorated (as required) over such period, but excluding one-time costs incurred in connection with this amended and restated Agreement and the amendments to the Note Purchase Agreements concurrent therewith, including without limitation any amendment fee or professional fees, that might otherwise be included; provided that for purposes of this definition, (x) if any person or assets are acquired by the Borrower or a Subsidiary (whether, in case of any acquisition of a person, by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation, Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; (y) if Debt is repaid directly or indirectly with the proceeds of any Disposition during such period, such Debt shall be deemed to have been repaid immediately prior to the commencement of such period; and (z) Debt in respect of the 2018 Notes repaid in accordance with Section 7.1(c) shall be deemed to have been repaid as of September 30, 2017. Make-whole amounts paid in connection with the Note Purchase Agreements shall not constitute part of Consolidated Interest Expense (although any interest on such make-whole amounts shall constitute part of Consolidated Interest Expense);

"Consolidated Total Debt" means, as at any time, and as determined in accordance with GAAP for the Borrower on a consolidated basis and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all Debt and, for certainty, including Convertible Debt;

"Consolidated Total Debt to EBITDA Ratio" means, as at the end of any Fiscal Quarter, the ratio of Consolidated Total Debt to Consolidated EBITDA;

"Conversion" means a conversion of one type of Borrowing into another type of Borrowing pursuant to Section 3.11;

"Conversion Date" means a Business Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to convert a Borrowing or a portion thereof pursuant to Section 3.11;

"Convertible Debt" means Debt created, incurred or issued by the Borrower pursuant to any convertible subordinated debentures or notes, which Debt has all of the following characteristics:

(a)	such Debt has an initial term and final maturity which is not earlier than the then latest Maturity Date as at the date such Debt is incurred;

(b)	such Debt is not payable on demand and does not have any scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of Voting Shares of the Borrower as contemplated in subparagraph (h) of this definition and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the later of (i) the then latest Maturity Date and (ii) the then latest maturity of the Notes, in each case, at the date such Debt is incurred;

(c)	the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures or notes shall be unsecured obligations of the Borrower, and no Subsidiary thereof shall have provided a Guarantee or any financial assistance or any security in respect of any of such obligations;

(d)	the Borrower has provided the Agent with the material terms and conditions of such Debt and copies of all material documents with respect thereto;

(e)	upon and during the continuance of a Default, an Event of Default or acceleration of the time for repayment of any of the Obligations, Cash Management Obligations or any Swap Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any), interest or other obligation under, pursuant or relating to such debentures or notes are subordinate and junior in right of payment to all such Obligations, Cash Management Obligations and Swap Indebtedness and no payments shall be made under such debentures or notes and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(f)	upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Borrower, or otherwise), all Obligations, Cash Management Obligations and Swap Indebtedness shall first be paid in full in cash, or provisions made for such payment, before any payment is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures or notes;

(g)	the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Obligations, Cash Management Obligations or any Swap Indebtedness or enforcement of the rights and remedies of the Agent and the Lenders hereunder, under any other Loan Document, under any Cash Management Documents and under any Swap Agreements shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture or agreement governing the same; or

(ii)	cause or permit the obligations under, pursuant or relating to such debentures or notes to be due and payable prior to the stated maturity thereof,

provided however that, notwithstanding the foregoing provisions of subparagraph (g) above (but, for certainty, without limiting or affecting in any manner whatsoever the other provisions of this definition), to the extent holders of Debt and Swap Indebtedness holding a principal amount in aggregate of at least Cdn. $20,000,000 (or the Equivalent Amount thereof in any other currency) of Debt and Swap Indebtedness have commenced enforcement proceedings in respect of any such Debt and Swap Indebtedness, such debentures or notes and the indenture or agreement governing the same may provide for the cross-acceleration of such Convertible Debt; and

(h)	except during an event of default under and as defined in the indenture or agreement governing such debentures or notes, payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Borrower, by delivering Voting Shares of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"Credit Facility" means the credit facility in the maximum principal amount of Cdn. $400,000,000 or the Equivalent Amount thereof in U.S. Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof;

"Currency Swap" means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time;

"DBRS" means DBRS Limited and any successors thereto;

"Debt" means, as at any time, and as determined in accordance with GAAP and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all obligations, liabilities and indebtedness that would be classified as debt on a balance sheet of a person (including the notes thereto), and in any event including without limitation:

(a)	all indebtedness of such person for borrowed money;

(b)	obligations of such person pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs;

(c)	reimbursement obligations of such person in respect of letters of credit and letters of guarantee;

(d)	obligations of such person for the deferred purchase price of property or services which are to remain or do remain unpaid after the expiry of 120 days from the date of acquisition;

(e)	obligations of such person:

(i)	to purchase indebtedness or to advance or supply funds for the payment or purchase of indebtedness of a person, including the purchase of debt securities or obligations; or

(ii)	to make any payment, loan, advance, capital contribution or other investment in or to a person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such person;

other than where any such obligations relate to payments made or to be made on behalf of any such person in the ordinary course of business in accordance with normal petroleum and natural gas industry practice pursuant to the provisions of operating agreements which require or permit joint operators under any such operating agreements to make such payments after such person has defaulted in the payment thereof;

(f)	actual amounts owed under Swap Agreements of such person upon termination of such Swap Agreements, including early termination, including, without limitation, net settlement amounts payable upon maturity and termination payments payable upon termination;

(g)	net proceeds received by such person from any accounts receivable securitization program;

(h)	indebtedness of such person secured by any Security Interest existing on property owned by such person, whether or not the indebtedness secured thereby shall have been assumed;

(i)	obligations of such person with respect to deferred revenues relating to third party obligations;

(j)	Capitalized Lease Obligations and obligations relating to Sale-Leaseback transactions of such person;

(k)	all redemption obligations with respect to any shares or units issued by such person which are not held by the Borrower or a Subsidiary, and which are by their terms or pursuant to any contract, agreement or arrangement:

(i)
redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such person in any case, prior to the then latest Maturity Date of any Lender under this Agreement, (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such person; or

(ii)	convertible into any other shares or units described in (i) above;

(l)	Guarantees of such person in respect of the indebtedness for borrowed money of any other person; provided that any such indebtedness for borrowed money shall include obligations of the kind described in subparagraphs (a) through (k) inclusive of this definition of Debt;

and shall exclude in any event (without duplication):

(m)	to the extent permitted by GAAP, any particular indebtedness of such person if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such indebtedness, and thereafter such funds and evidences of indebtedness or other security so deposited are not included in any computation of the assets of such person;

(n)	contingent obligations of such person in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other person as may have jurisdiction in the premises and such person reasonably expects to be successful in the defence of such action, suit or other proceeding;

(o)	any lease or other arrangement relating to real or personal property of such person which would, in accordance with GAAP, not be accounted for as a Capital Lease of such person or as a Sale-Leaseback; and

(p)	deferred or future taxes of such person;

"Default" means any event, circumstance or condition which, with the giving of notice, lapse of time, upon a declaration or determination being made or otherwise (or any combination thereof), would constitute an Event of Default;

"Defaulting Lender" means any Lender:

(a)	that has failed to fund any payment or its portion of any Accommodations required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Loan Documents;

(b)	that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)	that has failed, within three (3) Business Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Accommodations;

(d)	that has otherwise failed to pay over to the Agent, the Swingline Lender, a Fronting Lender or any other Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due, unless the subject of a good faith dispute;

(e)	that has, or that has a Lender Parent that has, become the subject of a Bail-In Action;

(f)	in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent; or

(g)	that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit;

"Departing Agent" has the meaning given to it in Section 9.9.

"Discount Proceeds" means, in respect of any Bankers' Acceptance denominated in Cdn. Dollars required to be purchased by a Lender hereunder pursuant to Sections 3.6(a) or 3.6(h), an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

where the "Rate" is the applicable Discount Rate expressed as a decimal on the Drawdown Date, Conversion Date or Rollover Date, as the case may be; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded-up or down to the fifth decimal place with .000005 being rounded-up;

"Discount Rate" means on any day:

(a)	with respect to an issue of Bankers' Acceptances issued by a Schedule I Lender, the CDOR Rate on such day; and

(b)	with respect to an issue of Bankers' Acceptances issued by a Schedule II/III Lender:

(i)	which the Borrower has requested the Schedule II/III Lenders to purchase (and concurrently therewith has requested the Schedule I Lenders to purchase the Bankers' Acceptances to be accepted by them as part of such issue of Bankers' Acceptances), the lesser of the rate set out in subparagraph (a) of this definition plus [Rate Redacted] bps and the arithmetic average of the rates on such day, as determined by the Agent, at or about 8:00 a.m. (Calgary time) on such day as being the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) at which each Schedule II/III Reference Lender is offering at such time on such day for the purchase of Bankers' Acceptances denominated in Canadian Dollars having a comparable face value and identical issue and maturity dates to the face value and issue and maturity date of the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule II/III Lenders on such day; and

(ii)	which the Borrower has requested the Schedule II/III Lenders to purchase but has determined to market the Bankers' Acceptances of the Schedule I Lenders issued as a part of such issue of Bankers' Acceptances on its own, the arithmetic average of the discount rates (expressed as a rate per annum on the basis of a year of three hundred and sixty-five (365) days) at which the Bankers' Acceptances of the Schedule I Lenders issued as a part of such issue of Bankers' Acceptances were sold (the "Schedule I Average Cdn. Rate") plus the lesser of (A) the difference between the Schedule I Average Cdn. Rate and the arithmetic average of the rates on such day, as determined by the Agent, at or about 8:00 a.m. (Calgary time) on such day as being the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) at which each Schedule II/III Reference Lender is offering at such time on such day for the purchase of Bankers'

Acceptances denominated in Canadian Dollars having a comparable face value and identical issue and maturity dates to the face value and issue and maturity date of the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule II/III Lenders on such day and (B) [Rate Redacted] bps;

"Disposition" means a sale, transfer, lease, assignment or other disposition of, or the grant or creation of an in rem right or interest in, to or against, any property or assets, by whatever means effected (and including, for certainty, (a) the transfer, grant or creation of any overriding royalty, net profit, reversionary, carried or other similar right or interest in, to or against any Petroleum and Natural Gas Rights which is or purports to be an interest in land or any interest in production therefrom, (b) the sale of Equity Interests in any person other than the seller, and (c) any disposition, grant or creation effected by a consolidation, merger or amalgamation, other than a consolidation, merger or amalgamation permitted by Section 8.2(c)), and "Dispose" and "Disposing" shall have correlative meanings thereto;

"Distribution" means:

(a)	any declaration, order or payment of dividends or other capital distributions directly or indirectly to any holder (a "Securityholder") of any shares, trust units, partnership units or other form of Equity Interest ("Securities") of the Borrower or any Subsidiary;

(b)	any redemption, retraction, purchase or other acquisition of Securities of the Borrower or any Subsidiary;

(c)	any payment of principal, interest or other amounts in respect of indebtedness or obligations owed to a Securityholder of the Borrower or any Subsidiary or any Affiliate thereof or to a holder of Convertible Debt;

(d)	any transfer of property by the Borrower or any Subsidiary for a consideration less than fair market value to a Securityholder of the Borrower or any Subsidiary or to any Affiliate thereof; or

(e)	any loan, advance or other payment of any kind by the Borrower or any Subsidiary to a Securityholder of the Borrower or any Subsidiary or any Affiliate thereof;

provided that "Distribution" shall not include any of the foregoing if made to the Borrower or another Loan Party;

"Drawdown Date" means a Business Day on which the Borrower has requested Borrowings pursuant to Section 3.4 or 3.14;

"Early Hedge Termination" means the termination, restructuring or unwinding of any Swap prior to the scheduled maturity date thereof which has resulted in payments by the Borrower or a Subsidiary pursuant thereto;

"EEA Financial Institution" means:

(a)	any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority;

(b)	any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition; or

(c)	any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraph (a) or (b) of this definition and is subject to consolidated supervision with its parent;

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway;

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;

"Effective Date" has the meaning given to it in Section 7.1;

"Engineering Report" means a report (in form and substance satisfactory to the Majority Lenders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Borrower and its Subsidiaries, which report shall, as of the effective date of such report, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) proved, developed nonproducing reserves of Petroleum Substances, (c) proved and undeveloped reserves of Petroleum Substances and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Borrower and its Subsidiaries and, for each ensuing 12 month period following the effective date of such report: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures described above; but not, for greater certainty, any overhead recoveries or operators' fees or charges from third parties;

"Environmental Laws" means all Applicable Laws with respect to or relating to the environment, or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law;

"Equity Interests" means, in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or securities exchangeable for or convertible into any class or series of capital stock, and, in the case of any other person or entity, shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing:

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on the Business Day immediately preceding such date of determination; provided that, if such daily average exchange rate is for any reason unavailable, it shall mean the spot rate quoted by the Agent at approximately noon (Toronto time) on such date in accordance with its normal practice or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination;

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time;

"Event of Default" means any of the events or circumstances specified in Section 10.1;

"Excess Cash" means any cash or Cash Equivalents of the Borrower and its Subsidiaries that, when taken as a whole, is in excess of Cdn. $35,000,000 (or the Equivalent Amount thereof in U.S. Dollars or the equivalent thereof in any other currency) at any time, but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts;

"Excluded Deposits/Amounts" means cash or Cash Equivalents:

(a)	amounts held in trust or escrow pursuant to and in accordance with the terms of arm's length purchase and sale agreements related to rights of first refusal, title defects, indemnities or other customary matters;

(b)	amounts required by applicable law or a mandatory contractual obligation to be on deposit, including amounts held in trust, for the purposes of satisfying abandonment, reclamation and similar obligations;

(c)	held in escrow pursuant to an offering of subscription receipts (or similar equity offering) by the Borrower which have not yet been released from escrow in accordance with the terms of such offering;

(d)	held by arm's length third parties representing deposits, trust funds or other amounts payable by one or more arm's length third parties to the Borrower or any Subsidiary, in each case, which are not then releasable to the Borrower or such Subsidiary and which cannot be paid or transferred on the direction of the Borrower or a Subsidiary;

(e)	proceeds of disposition or other amounts held in accounts of the Borrower and its Subsidiaries in respect of which (i) the Borrower has delivered notices of repayment or prepayment for Notes in compliance with the applicable Note Purchase Agreements and (ii) the repayment (or prepayment, if applicable) contemplated thereby is then permitted or required hereunder;

(f)	amounts on deposit in trust for the purpose of redeeming the 2018 Notes in accordance with Section 7.1(c);

(g)	any cash collateral for outstanding Letters of Credit or Bankers' Acceptances as contemplated herein; and

(h)	which the Lenders (acting reasonably) have previously agreed in writing shall constitute Excluded Deposits/Amounts for all purposes hereof;

"Excluded Disposition" means, in respect of a Loan Party, any of the following:

(a)          a Permitted Disposition; and

(b)	any other Disposition of property or assets of a Loan Party (other than a Disposition of the Swan Hills Project upon a Swan Hills Sale Event), provided that the net cash proceeds of Disposition of such property or assets Disposed of by the Loan Parties pursuant to this subparagraph (b) do not, in the aggregate, exceed Cdn. $15,000,000 (or the Equivalent Amount thereof in any other currency) from and after the date hereof;

"Excluded Taxes" means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder:

(a)	Taxes imposed on or measured by its overall net income (however denominated), and franchise Taxes imposed on it (in lieu of net income Taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located;

(b)	any branch profits Taxes or any similar Tax imposed by any other jurisdiction in which the Borrower is located;

(c)	Taxes arising from a Lender's failure to properly comply with such Lender's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction, and for certainty including in all circumstances any U.S. federal withholding Taxes for or in respect of FATCA;

"Executive Order" means the executive order No. 13224 of 23 September 2011, entitled "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism";

"Existing Letters of Credit" means all letters of credit issued pursuant to the Operating Credit Agreement by Royal in its capacity as Operating Lender at the request of the Borrower and which are outstanding on the date hereof and, for certainty, includes the letters of credit described on Schedule M annexed hereto;

"Extending Lender" has the meaning given to it in Section 3.15(b);

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code;

"FCPA" means the United States Foreign Corrupt Practices Act of 1977, including any subordinate legislation thereunder;

"Fed Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business

Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three (3) Federal funds brokers of recognized standing selected by it; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement;

"Financial Assistance" means providing or agreeing to provide (either directly or indirectly) financial assistance to any person (including, without limitation, financial assistance by way of share purchase, equity contribution, loan, guarantee or credit support arrangement of any nature whatsoever), the purpose of which is to assist such person with the repayment of indebtedness for borrowed money or the payment of any other amount which would constitute Debt;

"Financial Calculation" has the meaning given to it in Section 1.6;

"Fiscal Quarter" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means any Loan Party's fiscal year, as applicable, which at present commences on January 1 of each year and ends on December 31 of such year;

"FLERC Sale-Leaseback" means the Sale-Leaseback by the Borrower from Frog Lake Midstream LP of the cogeneration facility located on 05-25-058-05 W4M pursuant to the facility usage and operation and maintenance agreement made as of April 1, 2016 between the Borrower and Frog Lake Midstream LP, which facility and related assets were sold by the Borrower to Frog Lake Midstream LP for a purchase price of Cdn. $35,000,000 pursuant to the purchase and sale agreement made as of April 1, 2016 between the Borrower and Frog Lake Midstream LP;

"Former Lender" has the meaning given to it in Section 9.11;

"Fronted LC Commitment" means each Fronting Lender's obligation hereunder to issue Fronted Letters of Credit for the account of the Borrower in an aggregate principal amount in Cdn. Dollars (or the Equivalent Amount in U.S. Dollars) equal to, subject to Section 3.8(m) (in the case of Royal), the amount set forth opposite such Fronting Lender's name in Schedule A hereto or in a Lender Transfer Agreement as such Fronting Lender's Fronted LC Commitment or in an agreement between the Borrower and such Lender of which the Agent has received a copy, in any case, as such amount may hereafter be increased, decreased, cancelled or terminated from time to time pursuant to this Agreement;

"Fronted Letter of Credit" means a Letter of Credit issued by a Fronting Lender for the account of the Lenders;

"Fronting Lender" means, each to a maximum of its respective Fronted LC Commitment, initially, Royal and Bank of Montreal, each in such capacity or such other Lenders who, with the consent of the Agent and the agreement of the Borrower, from time to time agrees to issue Fronted Letters of Credit for so long as any such Lender has a Fronted LC Commitment hereunder or has issued Fronted Letters of Credit hereunder which remain outstanding, provided that there shall be no more than three Fronting Lenders at any time;

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada, including where applicable, under the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time;

"Governmental Authority" means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof;

"Governmental Authorization" means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority;

"Groundbirch Properties" means all of the Borrower's and its Subsidiaries' 100% working interest in and to the 19 sections of land described in Schedule P (and including the 100% working interest in the facilities referred to in such Schedule) and located in the Groundbirch area of North East British Columbia, together with all other natural gas reserves and related properties, assets and facilities located in the Groundbirch area of North East British Columbia owned or otherwise held as of the date hereof;

"Guarantee" means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person;

"Hazardous Materials" means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm, degradation or adverse effect to the environment or to human health or safety or property and includes, but is not limited to, any substances defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance, deleterious substance, dangerous good or other similarly designated harmful substance under any Environmental Law;

"Hedge Monetization" means the termination, restructuring or unwinding of any Swap (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof) which has resulted in payments to the Borrower or a Subsidiary pursuant thereto;

"Hedging Affiliate" means any Affiliate of a Lender which enters into a Swap Agreement;

"In-the-Money Swap" means, as at any date of determination and assuming the Borrower or a Subsidiary had purchased the Swap in question from a vendor or assignor thereof as of such date of determination, a Swap which, if terminated, restructured or unwound on such date of determination, would result in payments to the Borrower or such Subsidiary pursuant thereto;

"Independent Engineer" means, as of the date hereof, GLJ Petroleum Consultants Ltd. and includes such other firm or firms of independent engineers as may be selected from time to time by the Borrower and approved by the Majority Lenders (acting reasonably) in replacement thereof;

"Insolvency Event" means an Event of Default specified in Section 10.1(c) or 10.1(d) hereof;

"Interest Coverage Ratio" means, on the last day of any Fiscal Quarter, the ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense for the 12 months ending, in each case, on such last day of such Fiscal Quarter;

"Interest Date" means the last day of each month;

"Interest Swap" means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

"Investments" means, with respect to any person, all investments by such person in another person, whether in the form of purchases of equity or quasi-equity or other capital contributions in such other person, making of loans or advances to such other person, purchases or acquisitions of notes, bonds, debentures or similar securities issued by such other person, provision of guarantees or other Financial Assistance for the benefit of such other person or other forms of investment in such other person;

"Judgment Currency" has the meaning given to it in Section 13.2;

"Junior Debt Financing Agreement" means any credit agreement, indenture or other principal financing document by and between the Borrower and the Junior Debt Lenders governing the terms and conditions of the Permitted Junior Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and under the Junior Debt Intercreditor Agreement;

"Junior Debt Intercreditor Agreement" means an intercreditor agreement by and between the Borrower, the other Loan Parties, the Junior Debt Lenders (or a representative thereof), and the Collateral Agent on behalf of itself, the Lenders, the Cash Manager, the Hedging Affiliates and the other Secured Parties (as defined in the Collateral Agency and Intercreditor Agreement), as amended, restated, supplemented or replaced from time to time, which intercreditor agreement shall incorporate the material terms set forth in Schedule N attached hereto with such amendments as may be agreed to by (a) the Agent in the case of amendments that are solely administrative in nature, or (b) in all other cases, the Majority Lenders, acting reasonably, and shall otherwise be in form and substance satisfactory to the Majority Lenders and the Agent (each acting reasonably); provided that, to the extent there is more than one Junior Debt Financing Agreement and the Debt created, incurred or issued thereby is secured, the Junior Debt Lenders thereto shall be subject to the same Junior Debt Intercreditor Agreement;

"Junior Debt Lenders" means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Junior Debt Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Junior Debt Financing Agreement;

"Lender Distress Event" means, in respect of a given Lender:

(a)	such Lender or its Lender Parent is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other governmental agency); or

(b)	such Lender or its Lender Parent is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any governmental agency having regulatory authority over such Lender or Lender Parent or their respective assets; provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any Equity Interest in such Lender or its Lender Parent by any governmental agency;

"Lender Insolvency Event" means, in respect of a given Lender:

(a)	such Lender or its Lender Parent is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	such Lender or its Lender Parent becomes insolvent, is deemed insolvent by any federal, provincial, state or local laws, statutes or regulations applicable to it or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	such Lender or its Lender Parent makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	such Lender or its Lender Parent (i) institutes, or has instituted against it by a regulator, supervisor or any similar governmental agency with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such governmental agency takes control of such Lender's or Lender Parent's assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or (C) a petition for its winding-up or liquidation; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	such Lender or its Lender Parent has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)	such Lender or its Lender Parent seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)	such Lender or its Lender Parent has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or a substantial portion of all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)	such Lender or its Lender Parent causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(i)	such Lender or its Lender Parent takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing;

"Lender Obligations" means, collectively and at any time and from time to time:

(a)	the Obligations;

(b)	the Cash Management Obligations; and

(c)	the Swap Indebtedness;

"Lender Parent" means any person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein;

"Lender Swap Agreement" means a Swap Agreement entered into between a Lender or a Hedging Affiliate and the Borrower or a Subsidiary of the Borrower;

"Lender Transfer Agreement" means an agreement executed by a Lender, substantially in the form of Schedule G with the blanks completed;

"Lender's Proportion" means, in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment;

"Lenders" means each of the financial institutions and other entities named on the signature pages hereto as Lenders and each permitted financial institution and other entity which has entered into a Lender Transfer Agreement but excluding any financial institution or other entity after it has assigned, cancelled or terminated all of its Commitment hereunder, and including Royal in its capacity as a Lender but excluding Royal or any other Lender in its capacity as Agent and "Lender" means any one of them;

"Lenders' Counsel" means the firm of Blake, Cassels & Graydon LLP or such other firm of legal counsel as the Agent may from time to time designate;

"Letter of Credit" means a documentary letter of credit or demand letter of guarantee in either Canadian Dollars or U.S. Dollars issued by the Lenders or by a Fronting Lender on behalf of the Lenders, as applicable, in each case for the account of the Borrower;

"Letter of Credit Application" has the meaning given to it in Section 3.8(i);

"Libor" means, with respect to any Libor Interest Period applicable to a Libor Loan, the per annum rate of interest determined by the Agent by reference to the rate set by ICE Benchmark Administration for deposits in U.S. Dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rate (which, as of the date hereof, is "LIBOR01 Page" of Reuters Limited)) for a period equal to the number of days in the applicable Libor Interest Period, at or about 11:00 a.m. (London, England time) on the second Business Day prior to the first day of such Libor Interest Period; if such "LIBO 01 Page" is not available, then "Libor" shall mean, with respect to any such Libor Interest Period, the per annum rate of interest, based on a three hundred and sixty (360) day year, determined by the Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Business Day prior to the first day of such Libor Interest Period offered to the Agent by leading banks in the London interbank market for the placing of U.S. Dollar deposits with the Agent having a term comparable to such Libor Interest Period and in an amount comparable to the principal amount of the applicable Libor Loan; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement;

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of approximately one (1) month, two (2) months, three (3) months or six (6) months (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period, and thereafter in connection with a Rollover of a Libor Loan, each successive period (subject to availability) of approximately one (1) month, two (2) months, three (3) months or six (6) months (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the last day of the prior Libor Interest Period;

"Libor Loans" means the advances in U.S. Dollars made available by the Lenders to the Borrower pursuant to Sections 3.4, 3.11 or 3.12 and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"Lindbergh Phase 2" means phase 2 of the development of the Lindbergh Properties resulting in an increase to production therefrom above 20,000 barrels of oil equivalent per day of bitumen; for certainty, phase 2 of the development of the Lindbergh Properties excludes the completion and tie-in of new infill wells and the drilling of 11 wells (6 producer and 5 injector wells), and related facility, infrastructure and engineering work related to the same and which were referred to in the news release of the Borrower dated August 14, 2017;

"Lindbergh Properties" means those heavy oil reserves and related properties, assets and facilities located in the Lindbergh area of East Central Alberta which are owned or otherwise held by the Borrower and its Subsidiaries as of the date hereof and as described on page 10 of the Borrower's annual information form dated February 28, 2017;

"Loan Documents" means this Agreement, the Security, the Collateral Agency and Intercreditor Agreement, any Junior Debt Intercreditor Agreement and all other certificates, instruments and documents executed and delivered to the Agent or the Lenders from time to time by or on behalf of any Loan Party in connection herewith or therewith, and "Loan Document" means any of them;

"Loan Parties" means the Borrower and each Subsidiary of the Borrower, and "Loan Party" means any one of them;

"Loans" means Cdn. Prime Loans, Libor Loans and U.S. Base Rate Loans (including Swingline/Overdraft Loans);

"Majority Lenders" means, prior to the occurrence of an Event of Default, any Lender or group of Lenders having Lender's Proportions, in aggregate, of sixty-six and two-thirds percent (66-2/3%) or more and, after the occurrence of an Event of Default, any Lender or group of Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of sixty-six and two-thirds percent (66-2/3%) or more;

"Margin" means, at any time in respect of Loans, Bankers' Acceptances, Letters of Credit or standby fees payable hereunder, a margin, expressed as a per annum rate of interest based on a year of three hundred and sixty-five (365) days or, in the case of Libor Loans, of three hundred and sixty (360) days, payable to the Lenders with respect to Loans, Bankers' Acceptances, Letters of Credit and standby fees payable hereunder, equal to the rate set out in the following table below the applicable Consolidated Total Debt to EBITDA Ratio:

Consolidated Total Debt to EBITDA Ratio
		>1.00:1.00	>1.75:1.00
		and	and	>2.25:1.00 and
Type of Borrowing or Fee	<1.00:1.00	<1.75:1.00	<2.25:1.00	<3.00:1.00	>3.00:1.00

Cdn. Prime Loans and U.S. Base
Rate Loans

Libor Loans, Bankers' Acceptances	[Amounts Redacted]
and Letters of Credit

Standby Fee

provided that:

(a)	issuance fees for Non-Financial LCs shall be 66⅔% of the rate specified above for Letters of Credit; provided further that, if any such Non-Financial LC is determined by OSFI or any other applicable Governmental Authority having jurisdiction to not be a Non-Financial LC after the issuance thereof, the foregoing rate for such Non-Financial LC shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Governmental Authority shall be payable on the fifth Business Day following the end of the fiscal quarter in which OSFI or such other applicable Governmental Authority makes such determination;

(b)	changes in the Margin shall be effective in accordance with Section 5.11; and

(c)	from the date hereof until the next delivery by the Borrower to the Agent of a Compliance Certificate in accordance with Section 8.1(m), the Consolidated Total Debt to EBITDA Ratio shall be deemed to be greater than 3.00:1.00 for the purposes of determining the Margin;

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, financial condition, operations, assets or properties of the Loan Parties taken as a whole;

(b)	the ability of the Loan Parties taken as a whole to repay the Borrowings or any other amount outstanding hereunder or under any guarantee thereof; or

(c)	the validity or enforceability of any material term of this Agreement or any other Loan Document;

"Maturity Date" means March 31, 2019, or such later date to which the Maturity Date may be extended from time to time by the Extending Lenders pursuant to Section 3.14;

"Miscellaneous Encumbrances" means, in respect of a person, Security Interests (provided they are not of general application against the property of the relevant person, such as floating charges and general security agreements over all present and after-acquired property) on property of such person which are not otherwise Permitted Encumbrances described in subparagraphs (a) through (y) of the definition of Permitted Encumbrances;

"Moody's" means Moody's Investors Service, Inc. and any successors thereto;

"Non-Acceptance Discount Rate" means, for any day, the Discount Rate in subparagraph (a) of the definition thereof;

"Non-Acceptance Lenders" means a Lender which is not a Canadian chartered bank or which does not accept bankers' acceptances in the ordinary course of its business;

"Non-Extending Lender" has the meaning given to it in Section 3.15(b);

"Non-Financial LCs" means Letters of Credit which are not "direct credit substitutes" within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Applicable Laws or other applicable guidelines), as determined by the applicable Fronting Lender, acting reasonably;

"Non-Takeover Lender" has the meaning given to it in Section 3.3;

"Note Documents" means the Note Purchase Agreements, the Notes and all other instruments, agreements and other documents evidencing or governing the Notes or providing for any Guarantee or other right in respect thereof;

"Note Purchase Agreements" means, collectively, the 2010 Note Purchase Agreement and the 2012 Note Purchase Agreement;

"Notes" means, collectively, all of the outstanding notes issued under the Note Purchase Agreements, including the 2010 Notes and the 2012 Notes;

"Obligations" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and the Subsidiaries to the Lenders, the Agent or the Collateral Agent under, pursuant or relating to the credit facilities provided for hereunder or the Loan Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses and other amounts payable by the Borrower under this Agreement;

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury;

"Old System Issuer" means a Lender, other than a Non-Acceptance Lender, who does not issue Bankers' Acceptances as depository bills under the Depository Bills and Notes Act (Canada);

"Olds/Garrington Properties" means the Petroleum and Natural Gas Rights of the Borrower (including wellheads, facilities and other tangible property related directly thereto) located: (a) in the geographic area encompassed by the boundary outlined in red on the map attached as Appendix "A" to the second amending agreement to the Prior Agreement dated February 9, 2017; and/or (b) which were the subject of the Disposition referenced in the news release of the Borrower dated August 11, 2017;

"One Month BA Rate" means, on any day, the per annum rate of interest determined as being the arithmetic average of the "BA 1 month" rate applicable to Canadian Dollar bankers' acceptances displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) as at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) or so soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such a rate does not appear on such CDOR Page as contemplated, the "One Month B/A Rate" on any day shall be the thirty (30) day discount rate of the Agent (determined as at approximately 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issuance of Bankers' Acceptances with a term to maturity of one month issued on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"Operating Credit Agreement" means the operating credit agreement dated as of January 1, 2011 between the Operating Lender and the Borrower, as amended, varied, supplemented or restated to the date hereof;

"Operating Indebtedness" means the Borrowings (as defined in the Operating Credit Agreement) and all other present and future indebtedness of the Borrower to the Operating Lender, absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred under the Operating Credit Agreement or any of the other Operating Loan Documents and includes all fees, costs, expenses and indemnity obligations under any of the Operating Loan Documents, and the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure of the Borrower to perform or observe any of its obligations under any of the Operating Loan Documents;

"Operating Lender" means Royal in its capacity as lender under the Operating Credit Agreement;

"Operating Loan Documents" means the Operating Credit Agreement, the Loan Party Guarantee (as defined in the Prior Agreement, and including for greater certainty any addition agreements thereto) and all other certificates, instruments and documents executed and delivered from time to time by or on behalf of any Loan Party in connection therewith;

"OSFI" means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto);

"Pension Plan" means any retirement or pension benefit plan that is established by a person for the benefit of its employees, that requires such person to make periodic payments or contributions;

"Permitted Debt" means the following:

(a)	the Notes;

(b)	the Lender Obligations;

(c)	Convertible Debt;

(d)	Permitted Junior Debt;

(e)	Capitalized Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or part of the purchase price or cost of acquisition, development,

construction, or improvement of property, plant or equipment in an aggregate amount not to exceed Cdn. $25,000,000 (or the Equivalent Amount in any other currency) outstanding at any time;

(f)	Permitted Refinancing Debt;

(g)	intercompany indebtedness between or among the Borrower and the other Loan Parties or any of them, provided that such indebtedness is on an unsecured basis;

(h)	obligations under Swap Agreements permitted hereunder and otherwise incurred in the ordinary course of business and not for speculative purposes;

(i)	the accretion or amortization of original issue discount and the payment or accrual of interest on any other Permitted Debt in the form of additional Debt;

(j)	customary indemnities for purchase price or similar obligations in connection with Permitted Dispositions;

(k)	indebtedness incurred to provide security required under applicable law for environmental reclamation obligations, workers' compensation claims and payment obligations in connection with self-insurance;

(l)	obligations under the FLERC Sale-Leaseback as in effect on the date hereof;

(m)	indebtedness relating to any liens for Taxes, assessments or governmental charges which are not due or delinquent or the validity of which the Borrower or any Subsidiary is contesting in good faith and any liens imposed or permitted by operation of law, such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Borrower or any Subsidiary, in each case, which secure obligations which are not due or delinquent or the validity of which the Borrower or any Subsidiary is contesting in good faith; and

(n)	trade debts or accrued liabilities arising in the ordinary course of business;

"Permitted Disposition" means, in respect of a person, any of the following:

(a)	a Disposition of petroleum and natural gas properties (and related tangibles) resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of such person, it is necessary or of advantage to do so in order to facilitate the orderly exploration, development or operation of such petroleum and natural gas properties; provided that, for certainty, no farmout agreement which contemplates the receipt by the Borrower or any of its Subsidiaries of material consideration comprised of cash or other Cash Equivalents (whether upon closing or a deferred basis) shall be considered to be in the ordinary course of business;

(b)	a Disposition in the ordinary course of business and in accordance with sound industry practice in Alberta of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)	a Disposition of current, in transit or stored production from petroleum and natural gas properties made in the ordinary course of business;

(d)	the abandonment, surrender or termination of any petroleum and natural gas rights in respect thereto in the ordinary course of business and in accordance with sound industry practice;

(e)	a non-prepaid forward sale of production from petroleum and natural gas properties made in the ordinary course of business and not for speculative purposes in order to hedge against price fluctuations;

(f)	a contribution of money or other assets to the Judy Creek Remediation Trust or the Sable Offshore Energy Project Environmental Restoration Fund where the aggregate amount contributed thereto in any Fiscal Year does not exceed Cdn. $9,000,000;

(g)	the FLERC Sale-Leaseback as in effect on the date hereof;

(h)	any gross overriding royalty or similar transaction entered into on or prior to June 30, 2017;

(i)	land swaps of Petroleum and Natural Gas Rights (that is, a sale or Disposition of Petroleum and Natural Gas Rights in exchange for a transfer to a Loan Party of other Petroleum and Natural Gas Rights) with third parties made on arms' length terms; and

(j)          a sale or other Disposition of any assets or properties from one Loan Party to another Loan Party;

"Permitted Encumbrances" means, in respect of a person, any of the following:

(a)	Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(b)	the Security Interests of any judgment rendered, or claim filed, against such person which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(c)	Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege or charge which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole;

(d)	Security Interests arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against such person or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(e)	Security Interests incurred or created in the ordinary course of business and in accordance with sound petroleum and natural gas industry practice in Alberta in respect of the joint operation of petroleum and natural gas properties or related production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Security Interests relate, for such person's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any Security Interests which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(f)	lessor royalties (including crown or freehold lessor royalties), overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on production in respect of such person's petroleum and natural gas properties that are entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound petroleum and natural gas industry practice in Alberta provided such interests or burdens are reflected in any reports and other data provided with respect to the Petroleum and Natural Gas Rights of the Borrower its Subsidiaries;

(g)	Security Interests for penalties arising under non-participation provisions of operating agreements in respect of such person's petroleum and natural gas properties if such Security Interests do not materially detract from the value of any material part of the property of such person taken as a whole;

(h)	easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by such person (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of such person taken as a whole;

(i)	any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(j)	security given by such person to a public utility or any municipality or Governmental Authority when required by such public utility or municipality or other Governmental Authority in the ordinary course of the business of such person in connection with operations of such person if such security is not of general application against the property of such person such as floating charges and general security agreements and if such security does not, either alone or in the aggregate, materially impair its use in the conduct of the business of such person taken as a whole;

(k)	the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(l)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(m)	any right of first refusal in favour of any person granted in the ordinary course of business with respect to all or any of the oil and gas properties of such person;

(n)	any Security Interest the satisfaction of which has been provided for by deposit with the Agent or a court of competent jurisdiction of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such Security Interest in full;

(o)	liens on cash or marketable securities of such person granted in connection with Swaps provided that (i) such Swaps do not, as a result thereof, result in a breach of Section 8.2(f) hereof; (ii) the obligations secured by such liens are not due and delinquent; and (iii) the fair market value of all such cash and marketable securities, together with the aggregate amount outstanding under any Purchase Money Obligations, Capitalized Lease Obligations and Miscellaneous Encumbrances, is not at any time in excess of an amount equal to U.S. $25,000,000 (or the Equivalent Amount thereof in any other currency);

(p)	any Security Interest created pursuant to Section 4.9 of the Remediation Trust Maintenance Agreement as such Security Interest is in existence on the date hereof;

(q)	any Security Interest granted to the Agent on behalf of the Lenders in respect of any cash cover as contemplated by Section 10.7;

(r)	any Security Interest from time to time disclosed by such person to the Agent and which is consented to by the Majority Lenders;

(s)	the Security;

(t)	Security Interests in favour of the Collateral Agent;

(u)	Security Interests in favour of the Lenders and Swap Lenders and the holders of the Notes on a pari passu basis, provided that such Security Interests are subject to the Collateral Agency and Intercreditor Agreement;

(v)	Security Interests in favour of the holders of Junior Debt, provided that such Security Interests are subject to the terms of a Junior Debt Intercreditor Agreement;

(w)	liens pursuant to the Security in favour of non-Swap Lender counterparties which are party to a Swap Agreement with a Loan Party, provided that such non-Swap Lender counterparties are party to and subject to the terms of the Collateral Agency and Intercreditor Agreement;

(x)	the FLERC Sale-Leaseback as in effect on the date hereof to the extent that the same constitutes a Security Interest;

(y)	Security Interests securing Purchase Money Obligations and Capitalized Lease Obligations, provided that the aggregate amount outstanding thereunder together with the aggregate amount outstanding under any Miscellaneous Encumbrances, together with the fair market value of any cash and marketable securities covered by a lien pursuant to subsection (o) of this definition, shall not at any time be greater than U.S. $25,000,000 (or the Equivalent Amount thereof in any other currency); and

(z)	Miscellaneous Encumbrances, provided that the aggregate amount outstanding thereunder and under any Purchase Money Obligations, Capitalized Lease Obligations and Sale-Leasebacks, together with the fair market value of any cash and marketable securities covered by a lien pursuant to subsection (o) of this definition, shall not at any time be greater than U.S. $25,000,000 (or the Equivalent Amount thereof in any other currency),

provided that nothing in this definition shall, in and of itself, constitute or be deemed to constitute an agreement or acknowledgment by the Agent or any Lender that the indebtedness subject to or secured by any such Permitted Encumbrance ranks (apart from the effect of any Security Interest included in or inherent in any such Permitted Encumbrance) in priority to the Obligations or the Security;

"Permitted Financial Assistance" means:

(a)	Financial Assistance provided to, or for the benefit of, a Loan Party; and

(b)	Financial Assistance (other than any Financial Assistance dealt with under subsections (a) or (b) above) in an aggregate amount not exceeding Cdn. $35,000,000;

"Permitted Investments" means any of the following:

(a)	Investments in or to a Loan Party;

(b)	Investments in Cash Equivalents; and

(c)	Investments which are not otherwise Permitted Investments, provided that the principal amount of such Investments do not, in the aggregate at any time, exceed Cdn. $1,000,000 (or the Equivalent Amount thereof in U.S. Dollars or the equivalent thereof in any other currency);

"Permitted Junior Debt" means Debt created, incurred or issued by the Borrower (including Guarantees thereof by the other Loan Parties) and which is owing to the Junior Debt Lenders pursuant to the terms of a Junior Debt Financing Agreement, which Debt has all of the following characteristics:

(a)	such Debt shall be denominated in Canadian Dollars or U.S. Dollars;

(b)	the aggregate Canadian Dollar Equivalent Amount of principal amount of all secured Permitted Junior Debt shall not, after the incurrence thereof (and after giving effect to any repayment of Borrowings and Notes with the proceeds thereof), exceed 150% of the aggregate of the Commitments under this Agreement together with the aggregate Canadian Dollar Equivalent Amount of the then outstanding principal amount of the Notes;

(c)	such Debt is issued in exchange for, or the net proceeds of which are used to (i) permanently repay and reduce the Obligations and (ii) repay, redeem or defease the Notes, in each case, in accordance with the provisions of this Agreement and in accordance with the provisions of the Note Purchase Agreements, in the latter case, as such provisions are in effect on the date hereof;

(d)	such Debt has an initial term and final maturity which is not earlier than the later of (i) the first anniversary of the then latest Maturity Date and (ii) 91 days after the then latest maturity of the Notes, in each case, at the date such Debt is incurred;

(e)	such Debt is not payable on demand and does not have any scheduled principal repayments, amortizations, redemptions or purchases prior to the later of (i) the first anniversary of the then latest Maturity Date and (ii) 91 days after the then latest maturity of the Notes, in each case, at the date such Debt is incurred;

(f)	such Debt is either by its express terms, or pursuant to a subordination agreement in form and substance acceptable to the Majority Lenders, provides that it is expressly subordinated in right of payment to the Obligations, Cash Management Obligations and Swap Indebtedness;

(g)	such Debt is unsecured or, if secured, such Debt, the holders thereof and the security provided therefor, shall be subject to the Junior Debt Intercreditor Agreement;

(h)	the Borrower has provided the Agent with copies of all material documents with respect to such Debt;

(i)	at the time of the creation, incurrence or issuance of such Debt and after giving effect to the repayments, redemptions and defeasances referred to in subparagraph (c) above:

(i)	the Interest Coverage Ratio shall not, on a pro forma basis and taking into account such Debt, be less than that required pursuant to Section 8.3 and the Note Purchase Agreements; and

(ii)	no Default or Event of Default has occurred and is continuing or will result therefrom or will exist immediately thereafter and all of the representations and warranties contained in Section 2.1 hereof are true and accurate in all material respects as at such date and the Borrower has delivered to the Agent an officer's certificate to such effect;

(j)	such Debt shall not provide for any mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Obligations, Cash Management Obligations and Swap Indebtedness prior thereto;

(k)	the terms of such Debt shall not provide for any cross-default to other Debt (as opposed to a cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test); and

(l)	the conditions, covenants, events of default or other terms of such Debt are no more proscriptive or restrictive on the Borrower and its Subsidiaries, individually or in the aggregate, than the conditions, covenants, events of default and other terms of this Agreement;

"Permitted Refinancing Debt" means Debt of the Borrower (including Guarantees thereof by the other Loan Parties) satisfying each of the following conditions:

(a)	such Debt is issued in exchange for, or the net proceeds of which are used to (i) permanently repay and reduce the Obligations and (ii) repay, redeem or defease the Notes, in each case, in accordance with the provisions of this Agreement and in accordance with the provisions of the Note Purchase Agreements, in the latter case, as such provisions are in effect on the date hereof;

(b)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Debt repaid, redeemed or defeased, plus any make-whole amount required to be repaid in connection with such repayment, redemption or defeasance, plus the transaction expenses related to the issuance of such Permitted Refinancing Debt;

(c)	such Debt has an initial term and final maturity which is not earlier than the later of (i) the first anniversary of the then latest Maturity Date and (ii) 91 days after the then latest maturity of the Notes, in each case, at the date such Debt is incurred;

(d)	such Debt is not payable on demand and does not have any scheduled principal repayments, amortizations, redemptions or purchases prior to the later of (i) the first anniversary of the then latest Maturity Date and (ii) 91 days after the then latest maturity of the Notes, in each case, at the date such Debt is incurred

(e)	such Debt is unsecured or, if secured, such Debt, and the holders thereof, are subject to the Collateral Agency and Intercreditor Agreement and such Debt shall constitute Secured Obligations (as defined in the Collateral Agency and Intercreditor Agreement);

(f)	the Borrower has provided the Agent with copies of all material documents with respect to such Debt;

(g)	at the time of the creation, incurrence or issuance of such Debt and after giving effect to the repayments, redemptions and defeasances referred to in subparagraph (a) above:

(i)	the Interest Coverage Ratio shall not, on a pro forma basis and taking into account such Debt, be less than that required pursuant to Section 8.3 and the Note Purchase Agreements; and

(ii)	no Default or Event of Default has occurred and is continuing or will result therefrom or will exist immediately thereafter and all of the representations and warranties contained in Section 2.1 hereof are true and accurate in all material respects as at such date and the Borrower has delivered to the Agent an officer's certificate to such effect;

(h)	such Debt shall not provide for any mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Obligations, Cash Management Obligations and Swap Indebtedness prior thereto; and

(i)	the conditions, covenants, events of default or other terms of such Debt are no more proscriptive or restrictive on the Borrower and its Subsidiaries, individually or in the aggregate, than the conditions, covenants, events of default and other terms of this Agreement;

"Permitted Refinancing Documents" means, collectively, in respect of any Permitted Refinancing Debt, the trust indenture or credit agreement governing such Permitted Refinancing Debt, the notes in respect of any trust indenture governing such Permitted Refinancing Debt, all guarantees of the obligations of such Permitted Refinancing Debt and all other material agreements, instruments or other documents evidencing, governing or relating to, or entered into in connection with, such Permitted Refinancing Debt;

"Permitted Title Defects" means, in respect of any particular asset of a person, any of the following:

(a)	Permitted Encumbrances;

(b)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of such asset for the purposes for which it is held, or impair its saleability, or cause a disruption or reduction in the production or cash flow (if any) associated therewith; and

(c)	title defects which are disclosed to and expressly consented to by the Majority Lenders as constituting Permitted Title Defects hereunder;

"Petroleum and Natural Gas Rights" means, in respect of a person, all of its right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(b)	rights to a share of the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(d)	rights in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)	rights to acquire any of the above rights described in subparagraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"Platform" has the meaning given to it in Section 14.5;

"Prior Agreement" means the amended and restated credit agreement dated January 1, 2011, as amended and restated pursuant to the amended and restated credit agreement dated as of March 30, 2015 among the Borrower, the Lenders and the Agent, as such agreement has been amended to the date hereof;

"Proved Producing Reserves" means those oil and gas reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir and which are actually on production;

"Purchase Money Obligation" means the monetary obligation secured by a Purchase-Money Security Interest;

"Purchase-Money Security Interests" means, in respect of a person, purchase money security interests upon or in any tangible personal property and fixtures (including real property surface rights upon which such fixtures are located) acquired by such person in the ordinary course of business to secure the purchase price of such property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such property, including any Security Interests existing on such property at the time of its acquisition (other than any such Security Interest created in contemplation of any such acquisition);

"Purchasing Lender" means each Lender in respect of whom the Borrower has made an election pursuant to Section 3.6(h) to have such Lender purchase the Bankers' Acceptances accepted by such Lender;

"rateable" or "rateably" means, for the purposes of Section 10.4, the proportion that the Equivalent Amount in Canadian Dollars of the amount of the Obligations, Cash Management Obligations and Swap Indebtedness of any Lender (including, for certainty, as each Cash Manager) and Hedging Affiliates thereof bears to the aggregate of the Equivalent Amount in Canadian Dollars of the Obligations, Cash Management Obligations and Swap Indebtedness of all Lenders and Hedging Affiliates;

"Release" means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, abandonment, dispersal, leaching or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata;

"Remaining Lenders" has the meaning given to it in Section 12.17;

"Remediation Trust Maintenance Agreement" means the Agreement to Maintain the Judy Creek Remediation Trust dated October 15, 1997 between Imperial Oil Resources and the Borrower, as amended from time to time;

"Request for Extension" means a request substantially in the form of Schedule H requesting an extension of the Maturity Date pursuant to Section 3.14;

"Requested Lender" has the meaning given to it in Section 3.14;

"Rollover" means either a confirmation of a Libor Loan or a part thereof for a new Libor Interest Period or the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or a portion of Bankers' Acceptances which are maturing, in each case pursuant to Section 3.12;

"Rollover Date" means a Business Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to effect a Rollover of a Bankers' Acceptance or a Libor Loan;

"Royal" means Royal Bank of Canada and its successors and permitted assigns;

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors;

"Sale-Leaseback" means an arrangement under which title to any tangible personal property or fixture is transferred by a person (a "transferor") to another person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor), whether or not in connection therewith the transferor also acquires a right or is subject to an obligation to acquire the property, assets or interest, and regardless of the accounting treatment of such arrangement;

"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC;

"Sanctions Authority" means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Foreign Affairs, Trade and Development Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom; "Sanctions Authorities" means all of the foregoing Sanctions Authorities, collectively;

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"Sanctioned Person" means:

(a)	a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b)	a person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c)	a person that is otherwise a target of Sanctions ("target of Sanctions" signifying a person with whom a person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions;

"Schedule I Lender" means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada);

"Schedule I Reference Lender" means each of Royal Bank of Canada and such other Schedule I Lender as is agreed to from time to time by the Borrower and the Agent, each acting reasonably; provided that there shall be no more than two Schedule I Reference Lenders at any one time;

"Schedule II/III Lender" means a Lender which is either a Canadian chartered bank listed on Schedule II to the Bank Act (Canada) or an authorized foreign bank listed on Schedule III to the Bank Act (Canada);

"Schedule II/III Reference Lender" means:

(a)	if there is only one Schedule II/III Lender, such Schedule II/III Lender; or

(b)	if there is more than one Schedule II/III Lender, such Schedule II/III Lenders as are agreed to from time to time by the Borrower and the Agent, each acting reasonably; provided that there shall be no more than two Schedule II/III Reference Lenders at any one time;

"Secured Obligations" has the meaning given to such term in the Collateral Agency and Intercreditor Agreement;

"Securities" has the meaning given to it in the definition of "Distribution" hereunder;

"Security" means, collectively:

(a)	the Guarantees executed and delivered, or required to be executed and delivered, by the Borrower and the Subsidiaries under and pursuant to this Agreement and shall include (i) in respect of the Borrower, the guarantee, substantially in the form of Schedule J annexed hereto, and (ii) in respect of each Subsidiary, a guarantee, substantially in the form of Schedule K annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably; and

(b)	the debentures, debenture pledge agreements and other security agreements (i) executed and delivered to and in favour of the Collateral Agent, or required to be executed and delivered to and in favour of the Collateral Agent, by the Borrower and the Subsidiaries under and pursuant to this Agreement or the Collateral Agency and Intercreditor Agreement and (ii) all other security from time to time held by the Collateral Agent, in each case, substantially in the forms of the Security executed and delivered concurrently with the execution and delivery of the Collateral Agency and Intercreditor Agreement, with such amendments, modifications and insertions as may be required by the Agent, acting reasonably, in accordance with the Collateral Agency and Intercreditor Agreement;

"Securityholder" has the meaning given to it in the definition of "Distribution" hereunder;

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease) or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not which secures payment or performance of an obligation but excluding a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of indebtedness for borrowed money or other Debt;

"Senior Officer" means any one of the Chairman, the President, the Chief Operating Officer, the Chief Financial Officer, a Vice President or the Treasurer of the Borrower;

"Standard Term" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service provided such term to maturity is equal to one (1), two (2), three (3) or six (6) months' duration;

"Subject Disposition" has the meaning given to it in Section 7.1(d);

"Subject Maturity Date" has the meaning given to it in Section 3.14;

"Subsidiary" means, in respect of any person:

(a)	any corporation of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors are directly or indirectly beneficially owned or controlled by such person alone or in conjunction with its other Subsidiaries; or

(b)	any partnership, trust or other person of which at least a majority of the outstanding income interests or capital, beneficial or ownership interests (however designated) are directly or indirectly owned or controlled by such person alone or in conjunction with its other Subsidiaries, and shall include any person in like relation to a Subsidiary, and references herein to Subsidiary unless otherwise specifically indicated herein, shall be references to a Subsidiary of the Borrower;

"Successor" has the meaning given to it in Section 8.2(b);

"Swan Hills Deposit Amount" means the amounts (if any), if and when actually received by the Borrower after the settlement of proceedings related to third party claims attributable to a deposit in escrow in connection with a previous agreement for the sale of the Swan Hills Project which was terminated on July 11, 2017, net of the costs incurred by the Borrower in connection with the proposed transaction giving rise to such deposit and the recovery of such deposit (with such amounts not to, in any event, exceed U.S. $14,000,000 and Cdn. $400,000 (being the amounts originally deposited), plus interest accrued thereon);

"Swan Hills Project" means all of the Petroleum and Natural Gas Rights of the Borrower (including wellheads, facilities and other tangible property related directly thereto) located in the geographic area encompassed by the boundary outlined in red on the map attached hereto as Schedule O;

"Swan Hills Sale Event" means if: (a) the Borrower Disposes all or part of Swan Hills Project in one or more transactions where the cumulative net cash proceeds in respect thereof received by the Borrower on the date thereof (without giving effect to any deferrals of the purchase price thereof) is at least Cdn. $85,000,000; and (b) in connection with such Disposition, the Borrower complies with Section 4.1(c)(i) with respect to the application of the net proceeds thereof;

"Swap" means any Commodity Swap, Currency Swap or Interest Swap;

"Swap Agreement" means an agreement in any form, including an ISDA master agreement, between the Borrower or any Subsidiary and any counterparty pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto, provided that entering into such Swap does not result in a breach of Section 8.2(f);

"Swap Indebtedness" means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Borrower and its Subsidiaries under, pursuant or relating to any and all Lender Swap Agreements;

"Swap Lender" means a person which, at the time that it entered into a Swap Agreement, was a Lender or a Hedging Affiliate;

"Swingline Lender" means, to a maximum of its Swingline Limit, initially, Royal Bank of Canada in such capacity or such other Lender that assumes in writing with the Borrower, the Agent and the Lenders, the obligations of the Swingline Lender hereunder, and provided further that, with respect to particular usage herein and if the context requires, "Swingline Lender" shall mean the Lender which has issued the Swingline/Overdraft Loan in question;

"Swingline Limit" means, with respect to the Swingline Lender, the maximum aggregate principal amount of Swingline Loans and Swingline/Overdraft Loans for which the Swingline Lender is obligated to be the Swingline Lender hereunder, which limit is set forth opposite the name of the Swingline Lender on Schedule A, as the same may be amended from time to time on the direction and with the agreement in writing of the Swingline Lender and the Borrower;

"Swingline Loan" has the meaning given to it in Section 3.14(a);

"Swingline/Overdraft Loans" has the meaning given to it in Section 3.14(b)(ii);

"Takeover" has the meaning given to it in Section 3.3;

"Takeover Lender" has the meaning given to it in Section 3.3;

"Takeover Loan" has the meaning given to it in Section 3.3;

"Target" has the meaning given to it in Section 3.3;

"Taxes" means all present and future taxes, levies, imposts, stamp taxes, deductions, charges, withholdings, fees, duties, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, and all liabilities with respect thereto, and any interest, additions to tax and penalties with respect thereto;

"Tax Refund" has the meaning given to it in Section 6.3(d);

"Threshold Amount" means the greater of U.S. $20,000,000 (or the Equivalent Amount thereof in any other currency);

"Total Commitment" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, decreased, cancelled or terminated from time to time pursuant to this Agreement, not to exceed Cdn. $400,000,000;

"Transaction" has the meaning given to it in Section 8.2(b);

"UK Bribery Act" means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder;

"U.S. Base Rate" means, with respect to U.S. Base Rate Loans on any day, the highest of:

(a)	the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Agent in Canada;

(b)	a rate of interest per three hundred sixty-five (365) day period equal to the Fed Funds Rate (equated, for these purposes, to a rate based on year of 365 days rather than 360 days) plus one percent (1.0%) per annum; and

(c)	a rate of interest equal to the Libor for a one month Libor Loan plus one percent (1%) per annum;

"U.S. Base Rate Loans" means the advances in U.S. Dollars made available by the Lenders to the Borrower pursuant to either Section 3.4 or 3.11 and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"U.S. Dollars" and the symbol "U.S. $" each means lawful money of the United States of America;

"Voting Shares" means:

(a)	share capital of any class of any corporation or securities of any other person which carry voting rights to elect the board of directors or other body exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

(b)	an interest in a general partnership, limited partnership, trust or similar person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the assets, of such person; and

"Write-Down and Conversion Powers" means with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2          Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3          References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections, Articles and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement.

1.4          Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "person" includes any individual, firm, partnership, company, corporation, joint venture, government, governmental body, agency or instrumentality, unincorporated body of persons or association, "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.5          Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Lenders hereunder shall be prepared in accordance with Generally Accepted Accounting Principles consistently applied. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles consistently applied and reference to any balance sheet item, statement of income and retained earnings item, statement of income and accumulated earnings item, or statement of cash flows or changes in cash position item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles consistently applied.

1.6          Accounting Change

(a)	In the event that there occurs a material change in generally accepted accounting principles (an "Accounting Change"), the Borrower will provide notice thereof to the Agent (an "Initial Accounting Notice") together with a description of the nature of such Accounting Change. Such notice shall describe the effect of such Accounting Change on the Borrower's current and immediately prior year's financial statements. If the Borrower, the Agent or the Majority Lenders determines that any such change would cause an amount required to be determined for the purposes of the financial covenant in Section 8.3 or any other financial calculation hereunder (each a "Financial Calculation") to be materially different than the amount that would be determined without giving effect to such change, then the Borrower, the Agent or the Majority Lenders, as the case may be, shall notify the other parties of such Accounting Change. Such notice (an "Accounting Change Notice") shall state whether the Borrower, the Agent or the Majority Lenders, as applicable, wish to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculation will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculation; provided that if the Accounting Change Notice is delivered by the Agent or the Majority Lenders, they may request that the Borrower provide, within a reasonable time, the Accounting Change's effect on the Borrower's current and immediately prior year's financial statements. The Initial Accounting Notice shall be delivered within 45 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 90 days after the end of such period. Following receipt of an Accounting Change Notice, either the Borrower or the Majority Lenders may provide a proposal to the other as to how to amend the provisions of this Agreement.

(b)	If, pursuant to the Accounting Change Notice, the Borrower, the Agent or Majority Lenders, as applicable, does not indicate that it desires to revise the method of calculating one or more of the Financial Calculations, the Borrower or the Majority Lenders, as applicable, may within 30 days after receipt of the Accounting Change Notice, notify the Borrower or the Lenders, as applicable, that they wish to revise the method of calculating one or more of the Financial Calculations in the manner described above.

(c)	If either the Borrower, the Agent or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the Financial Calculations, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial

Calculations with the desired result that the criteria for evaluating the Borrower's financial condition or compliance with this Agreement shall be substantially the same after such Accounting Change as if such change had not been made (and they shall negotiate in good faith an amendment or amendments to this Agreement to give effect thereto which amendment shall for greater certainty require only Majority Lender approval thereto), provided that until such time as any such agreement in writing has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Calculations in respect of an Accounting Change is given by either the Borrower, the Agent or the Majority Lenders within the applicable time period described above, then the method of calculating the Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Calculations shall be determined after giving effect to such Accounting Change.

(d)	If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.6 shall be deemed to have never occurred.

1.7          Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.8          Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1          Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)	Corporate Existence of the Borrower: the Borrower is a corporation duly incorporated, validly subsisting and in good standing with respect to the filing of annual returns under the laws of the Province of Alberta and is duly registered and qualified to carry on business as a corporation under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(b)	Existence of Subsidiaries: each Subsidiary which is a corporation is a corporation duly incorporated, validly subsisting and in good standing with respect to the filing of annual returns under the laws of its jurisdiction of incorporation, each Subsidiary which is a partnership is a partnership duly organized and subsisting under the laws of its jurisdiction of creation, and each Subsidiary which is a trust is a trust validly created and subsisting under the laws of its jurisdiction of creation, and each is duly registered and qualified as an extra-provincial corporation, partnership or trust, as applicable, under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification, except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(c)	Power to Carry on Business: each of the Loan Parties has full corporate, partnership or trust power and capacity, as applicable, to own and lease its properties and assets and conduct its business as presently conducted;

(d)	Authority: the execution, delivery and performance by each Loan Party of each of the Loan Documents to which it is a party:

(i)	have been duly authorized by all necessary corporate, partnership or trust action, as applicable;

(ii)	are within its corporate, partnership or trust power and capacity, as applicable;

(iii)	do not violate any provision of any law or regulation binding upon it, or of its articles of incorporation or by-laws (in respect of the Borrower and any corporate Subsidiaries), or of its partnership agreement (in respect of any partnership Subsidiaries) or of its trust indenture (in respect of any trust Subsidiaries);

(iv)	do not result in the breach of or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected; and

(v)	do not require any license, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority;

(e)	Execution and Delivery of Loan Documents: each Loan Document to which each Loan Party is a party has been duly executed and delivered by each such Loan Party;

(f)	Enforceability: each Loan Document to which each Loan Party is a party is a legal, valid and binding obligation of each such party, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(g)	Consolidated Financial Condition of the Borrower: the annual audited consolidated financial statements of the Borrower for the Fiscal Year most recently ended:

(i)	fairly present in all material respects the consolidated financial condition of the Borrower as at the date thereof and the results of its operations for the period covered thereby; and

(ii)	have been prepared in accordance with Generally Accepted Accounting Principles consistently applied;

and since such date, except to the extent the Borrower has otherwise advised the Agent in writing, there has been no material adverse change in the consolidated financial condition, operations or business of the Borrower from that set forth in such financial statements as at such date which would reasonably be expected to have a Material Adverse Effect;

(h)	Litigation: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting any Loan Party which would reasonably be expected to have a Material Adverse Effect;

(i)	Compliance with Laws and Contracts: each Loan Party is in compliance with all federal, provincial, state and local laws, statutes and regulations and all contracts and agreements except to the extent failure to so comply would not reasonably be expected to have a Material Adverse Effect;

(j)	Environmental Matters: each Loan Party and each Subsidiary has obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization would not reasonably be expected to have a Material Adverse Effect; and each Loan Party and each Subsidiary is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect;

(k)	Environmental Condition of Property: each Loan Party and their respective properties, assets and undertakings:

(i)	are not the subject of any outstanding orders from any Governmental Authority or otherwise alleging violation of any Environmental Laws; and

(ii)	comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect;

(l)	Events of Default: no Default or Event of Default has occurred which is continuing;

(m)	Title to Assets: subject only to Permitted Title Defects, each Loan Party has good, valid and marketable title to all of its assets and properties and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(n)	Taxes: each Loan Party has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes which are due and payable by it, except for Taxes the payment of which is being contested by it in good faith and for which provision has been made for adequate reserves, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(o)	Accuracy of Information: all information, materials and documents, including environmental reports and data, prepared by the Borrower and delivered to the Agent were true, complete and accurate in all material respects as at their respective dates, except to the extent that any inaccuracies would not have a Material Adverse Effect;

(p)	Subsidiaries: as at the Effective Date: (i) all direct and indirect Subsidiaries of the Borrower are disclosed in the Organizational Chart and List of Subsidiaries contained in Schedule L; and (ii) the only Subsidiary which has not executed and delivered Security under or in connection with this Agreement and in accordance with Section 9.1(e) is Pengrowth Energy Marketing Corporation;

(q)	Other Guarantees: as at the Effective Date, no Subsidiary has provided any guarantee in favour of any note purchasers under any note purchase agreements then in effect with the Borrower as note issuer;

(r)	Pension Plans: each Loan Party is in compliance with all federal, provincial, state and local laws, statutes and regulations and all contracts, plans and agreements relating to each Pension Plan to which it is a party or is otherwise bound, if any, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect, all amounts due and owing under any such Pension Plan have been paid in full except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect, and, to the best of the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan except to the extent the existence thereof would not reasonably be expected to have a Material Adverse Effect; and

(s)	Anti-Terrorism Laws; Anti-Money Laundering Laws:

(i)	no part of the proceeds of any Accommodation nor any Borrowing will be used, directly or, to the knowledge of the Borrower or any Subsidiary, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any person (including the Borrower, any of its Subsidiaries, any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority;

(ii)	neither the Borrower nor any of its Subsidiaries is, or will become, a Sanctioned Person;

(iii)	neither the Borrower nor any of its Subsidiaries knowingly engages in or will engage in any dealings or transactions with, or is or will be otherwise knowingly, after due inquiry, associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) any applicable regulations, rules and executive orders administered by any Sanctions Authority;

(iv)	each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority;

(v)	each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws;

(vi)	to the Borrower's knowledge, neither the Borrower nor any of its Subsidiaries, is the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Anti-Money Laundering/ Anti-Terrorist Financing Laws in which there is a reasonable possibility of an adverse decision, and, to the Borrower's knowledge, no such investigation, inquiry or proceeding is pending or has been threatened;

(vii)	each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Anti-Corruption Laws;

(viii)	no part of the proceeds of any Accommodation, Borrowing or any drawings under any Letter of Credit has been used or will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws; and

(ix)	the Borrower and its Subsidiaries have policies and procedures in place to ensure that each of the foregoing representations and warranties in this Section 2.1(s) are true and correct at all times.

2.2          Deemed Representation and Warranty

Each request by the Borrower for Borrowings pursuant to Section 3.4 or for a Conversion of Borrowings pursuant to Section 3.11 or for a Rollover of Libor Loans or Bankers' Acceptances pursuant to Section 3.12 shall be deemed to be a representation and warranty by the Borrower to the Agent and each of the Lenders that as of the date of such request and as of the applicable Drawdown Date, Conversion Date or Rollover Date there exists no Default or Event of Default and, in the case of a request by the Borrower for Borrowings pursuant to Section 3.4 or delivery of a Request for Extension, that the matters referred to in Section 2.1 (with the exception of those representations which were stated to be made as at the Effective Date) are, as of the applicable Drawdown Date or date of extension of the Maturity Date pursuant to Section 3.14, true and correct in all material respects as of each such date.

2.3          Other Loan Documents; Effective Time of Repetition

All certifications of the Borrower or any Subsidiary thereof contained in any certificate, notice or other Loan Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement. All representations and warranties, when repeated or deemed to be repeated hereunder or in any certificate, notice or other Loan Document delivered in connection herewith, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.

ARTICLE 3
THE CREDIT FACILITY

3.1          Amendment and Restatement and Obligations of Each Lender

(a)	Amendment and Restatement:

(i)	Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lenders, the Agent and the Borrower agree that, effective on the Effective Date:

(A)	the Prior Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(B)	all Borrowings (as that term is defined in the Prior Agreement) and other amounts outstanding under the Prior Agreement prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Borrowings and other Obligations owing by the Borrower to the Lenders under this Agreement; the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, such outstanding Loans) to give effect to the foregoing and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender's Proportion of all outstanding Obligations after giving effect to the amendment and restatement hereof.

(ii)	Without limiting the other provisions of this Section 3.1(a) or the Prior Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Fronting Lenders for its Lender's Proportion of any Fronted Letters of Credit outstanding on the date hereof based upon its Commitment after giving effect to the revised Commitments contemplated by this Agreement (to the extent the Borrower fails to reimburse or indemnify the Fronting Lenders in accordance herewith). Each of the Lenders shall be entitled to its Lender's Proportion (based upon its Commitment after giving effect to the revised Commitments contemplated by this Agreement) of any fees to be paid pursuant to Section 5.5(a) in respect of such outstanding Fronted Letters of Credit for the period from and after the date hereof until the expiry date of such Fronted Letters of Credit and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders to give effect to the foregoing.

(iii)	Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Prior Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Loan Documents or any advance or provision of any Borrowings hereunder.

(iv)	References herein to the "date hereof" or similar expressions shall be and shall be deemed to be to the date of the execution and delivery hereof, being October 12, 2017.

(b)	Obligations of each Lender: Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender hereby severally agrees to make Accommodations available to the Borrower up to the amount of its Commitment for the purposes set forth in Section 3.2, provided that at no time shall the Equivalent Amount in Canadian Dollars of the Borrowings outstanding hereunder exceed the Total Commitment. Accommodations shall be available from each Lender from and after the Effective Date until the earlier of the Maturity Date of such Lender and the day on which an Event of Default occurs, and shall be available by way of:

(i)	Loans: the advance of Loans by such Lender and the delivery of the proceeds of such advance for the account of the Borrower through the Agent at the Agent's Account for Payments;

(ii)	Bankers' Acceptances: either:

(A)	the acceptance of Bankers' Acceptances (or the making of a BA Equivalent Advance) by such Lender and the delivery of the discounted proceeds of sale received by such Lender (or the amount of the BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Account for Payments; or

(B)	the acceptance and purchase of Bankers' Acceptances (or the making of a BA Equivalent Advance) by such Lender if it is a Purchasing Lender and the delivery of the Discount Proceeds in respect of such Bankers' Acceptances (or BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(iii)	Letters of Credit: the issuance of Letters of Credit in Canadian Dollars or U.S. Dollars by a Fronting Lender on behalf of the Lenders or by the Lenders; provided that the aggregate of the Equivalent Amount in Canadian Dollars of all Letters of Credit outstanding hereunder shall not at any time exceed Cdn. $80,000,000.

(c)	Obligations of each Fronting Lender: Subject to the terms and conditions of this Agreement, each Fronting Lender hereby severally agrees to make Fronted Letters of Credit available to the Borrower up to the amount of its Fronted LC Commitment for the purposes set forth in Section 3.2, provided that at no time shall the aggregate of the Equivalent Amount in Canadian Dollars of all Fronted Letters of Credit outstanding hereunder exceed Cdn. $80,000,000.

(d)	Several Obligations: No Lender shall be responsible for the Commitment of any other Lender. The failure of a Lender to make available its share of any Accommodation in accordance with this Agreement shall not release any other Lender from its obligations hereunder.

For greater certainty, no Lender shall have any obligation to make any Loans, accept Bankers' Acceptances or make BA Equivalent Advances or issue Letters of Credit if, after giving effect thereto, Borrowings from such Lender would at any time exceed its Commitment.

(e)	Nature of Credit Facility: Prior to the Maturity Date of each Lender, the Credit Facility is a revolving credit facility and the Borrower may increase or decrease Borrowings by obtaining

Loans, Bankers' Acceptances and BA Equivalent Advances or Letters of Credit and by making repayments in respect thereof.

3.2          Purpose

Accommodations shall be available for the general corporate purposes of the Borrower, provided that, in addition to the restrictions in Section 3.3, no use of the Credit Facility shall be made to fund (directly or indirectly):

(a)          except as contemplated by the proviso below, the repayment, redemption or purchase of Debt, including the 2018 Notes or other Notes;

(b)	any development of Lindbergh Phase 2; or

(c)          any purchase, acquisition or assumption of: (i) any royalty, gross overriding royalty, profits interest, net profits or similar interests; (ii) any In-the-Money Swaps; or (iii) options to purchase, acquire or assume any of the foregoing, provided that, notwithstanding the foregoing, the Borrower shall be permitted to use:

(A)	proceeds of the Credit Facility to fund the early repayment of the 2018 Notes (by way of Accommodations on the Effective Date) as contemplated by Section 7.1(c) in an amount sufficient to repay the same in full after the application thereto of the net cash proceeds from the sale of the Olds/Garrington Properties and application of all of the Borrower's unrestricted cash on hand at such time; and

(B)	up to Cdn. $85,000,000 of proceeds of Borrowings to fund the early repayment of the remaining Notes (including make-whole amounts payable in respect of the Notes being so repaid), plus up to Cdn. $2,000,000 of proceeds of Borrowings to fund the payment of accrued interest in respect of the Notes being so repaid.

3.3          Takeover

In the event the Borrower wishes to utilize Borrowings to fund, or to provide funds to any Subsidiary to fund, any offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (other than a private issuer as defined under the Securities Act (Alberta) or a corporation or limited partnership whose shares or units are directly or indirectly held by one person) (the "Target") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate the lesser of such percentage of outstanding securities as is considered to be a "takeover bid" under any law or regulation applicable to the Target and ten percent (10%) or more of all of the outstanding securities of that class of securities of the person (a "Takeover"), then either:

(a)	Agreement of the Target: prior to or concurrently with delivery of any notice to the Agent pursuant to Section 3.4 requesting one or more Accommodations the proceeds of which are to be utilized to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target has approved or recommended to security holders acceptance of the Takeover; or

(b)	No Conflict by Lenders: the following steps shall be followed:

(i)	at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Accommodations intended to be utilized for such Takeover, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer or the Treasurer of the Borrower shall advise the Agent (who shall promptly advise an appropriate officer of each Lender) of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Accommodations from such Lender are utilized by the Borrower for such Takeover;

(ii)	within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has such a conflict of interest; and

(iii)	the Agent shall promptly notify the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer or the Treasurer of the Borrower of each Lender's determination or deemed determination;

and in the event that any Lender has, or is deemed to have, such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Accommodations for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "Takeover Lender") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Accommodations for such Takeover, and any such Accommodations provided for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Lender's Proportion bears to the aggregate of the Lender's Proportions of all the Takeover Lenders; and

(c)	Takeover Loans: if Accommodations are utilized for the purposes of a Takeover (a "Takeover Loan") and there are Lenders other than Takeover Lenders (the "Non-Takeover Lenders"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with Section 3.3(b) and, as applicable, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders and subsequent repayments shall be applied firstly to Takeover Lenders, in each case until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4          Borrowings

Subject to the provisions of this Agreement, and except for Swingline Loans, the Borrower may borrow, repay and reborrow by way of Accommodations from each Lender up to the amount of such Lender's Commitment:

(a)	Cdn. Prime Loans: by way of Cdn. Prime Loans from the Lenders in minimum aggregate amounts of Cdn. $10,000,000 and in multiples of Cdn. $1,000,000 thereafter upon same day prior written notice for amounts less than or equal to Cdn. $20,000,000 and upon one (1) Business Day prior written notice for amounts greater than Cdn. $20,000,000;

(b)	U.S. Base Rate Loans: by way of U.S. Base Rate Loans from the Lenders in minimum aggregate amounts of U.S. $10,000,000 and in multiples of U.S. $1,000,000 thereafter upon same day prior written notice for amounts less than or equal to U.S. $20,000,000 and upon one (1) Business Day prior written notice for amounts greater than U.S. $20,000,000;

(c)	Libor Loans: by way of Libor Loans from the Lenders in minimum aggregate amounts of U.S. $10,000,000 and multiples of U.S. $1,000,000 thereafter upon at least three (3) Business Days prior written notice;

(d)	Bankers' Acceptances: by way of Bankers' Acceptances accepted by the Lenders in minimum aggregate amounts of at least Cdn. $10,000,000 and multiples of Cdn. $1,000,000 thereafter upon one (1) Business Day prior written notice; and

(e)	Letters of Credit: by the way of the issue of Letters of Credit in Canadian Dollars or U.S. Dollars upon at least three (3) Business Days prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account by 11:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule B; provided that with respect to any requests for Cdn. Prime Loans and U.S. Base Rate Loans where no more than same day prior written notice is required to be given, each such notice shall be given by 8:00 a.m. (Calgary time). Notwithstanding the foregoing, any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent or Lender, as applicable, of such telephone notice.

3.5          Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.4, elects to convert a Borrowing into a Libor Loan pursuant to Section 3.11 or elects to Rollover a Libor Loan pursuant to Section 3.12, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.4, select and notify the Agent at the Agent's Branch of Account in writing, of the Libor Interest Period (which shall begin and end on a Business Day) applicable to such Libor Loan.

3.6          Conditions Applicable to Bankers' Acceptances and BA Equivalent Advances

(a)	Acceptance of Bankers' Acceptances: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.11 and 3.12. The Borrower shall market all Bankers' Acceptances accepted by the Lenders on its own (except for Old System Issuers which shall in all instances purchase the Bankers' Acceptances accepted by them) unless it elects, pursuant to Section 3.6(h), to require the applicable Lenders referred to in Section 3.6(h) to purchase such Bankers' Acceptances at the applicable Discount Rate and provide to the Agent for the account of the Borrower the Discount Proceeds less the applicable fees payable to the Borrower to such Lender pursuant to Section 5.4.

(b)	Delivery of Notice where Borrower is marketing its own Bankers' Acceptances: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 11:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances in the form of Schedule C hereto.

(c)	Payment to Borrower: On the Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances:

(i)	on any Drawdown Date, each Lender shall:

(A)	if such Lender is not a Purchasing Lender, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4), for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(B)	if such Lender is a Purchasing Lender, deliver the Discount Proceeds of the Bankers' Acceptances purchased by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments;

(ii)	on any Rollover Date relating to any Rollover of Bankers' Acceptances, the Borrower shall be liable to each Lender for the principal amount of maturing Bankers' Acceptances accepted by such Lender; in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the maturing Bankers' Acceptances, each such Lender shall receive and retain for its own account the discounted proceeds of sale of such new Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to each such Lender, through the Agent at the Agent's Account for Payments, an amount equal to the difference between the principal amount of the maturing Bankers' Acceptances and the discounted proceeds of sale or the Discount Proceeds, as applicable, from the new Bankers' Acceptances together with the fee to which each such Lender is entitled pursuant to Section 5.4; and

(iii)	on any Conversion Date relating to Bankers' Acceptances:

(A)	in the case of a Conversion from a Cdn. Prime Loan into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to each Lender for the amount of the converted Borrowing, each such Lender shall receive for its own account the discounted proceeds of sale of the Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the Conversion Date pay to each such Lender, through the Agent at the Agent's Account for Payments, the difference between the principal amount of the converted Borrowing and the discounted proceeds of sale or the Discount Proceeds, as applicable, from such Bankers' Acceptances together with the fee to which each such Lender is entitled pursuant to Section 5.4;

(B)	in the case of a Conversion from a Libor Loan or U.S. Base Rate Loan into a Bankers' Acceptance, the Borrower shall be responsible for the payment to each Lender of the Libor Loan or U.S. Base Rate Loan being converted and may use the discounted proceeds of sale of such Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, less any fees to which such Lender is entitled, to purchase U.S. Dollars in order to make such payment; and

(C)	in the case of a Conversion from Bankers' Acceptances to another type of Accommodation, in order to satisfy the continuing liability of the Borrower to each Lender for an amount equal to the face amount of such Bankers' Acceptances, the Agent and each such Lender shall record the obligation of the Borrower to each such Lender as a Borrowing of the type into which the maturing Bankers' Acceptance has been converted; provided that in the case of a conversion into U.S. Dollars, the Borrower shall be responsible for payment to such Lender of an amount in Canadian Dollars equal to the principal amount of the Bankers' Acceptance being converted.

(d)	Waiver of Presentment and Other Conditions: The Borrower waives presentment for payment and, except to the extent of the gross negligence or willful misconduct of the Lenders referred to in the Power of Attorney Terms – Bankers' Acceptances set out in Schedule I, any other defence to payment of any amounts due to any Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance the full face amount of such Bankers' Acceptance or, if applicable, shall effect a Conversion or Rollover of such Bankers' Acceptances and make such additional payments, if any, as are required pursuant to Section 3.6(c).

(e)	Terms of Each Bankers' Acceptance: Each Bankers' Acceptance shall:

(i)	have a maturity date which shall be on a Business Day and which shall not be after the Maturity Date;

(ii)	subject to availability, have a Standard Term (excluding days of grace) or, with the consent of all of the Lenders, such consent not to be unreasonably withheld, and subject to availability, have a term which is not a Standard Term;

(iii)	be denominated in the amount of Cdn. $100,000 and whole multiples thereof; and

(iv)	be in the standard form of each Lender;

It is the intention of the parties that pursuant to the Depository Bills and Notes Act (Canada) ("DBNA"), all Bankers' Acceptances accepted by the Lenders (other than the Old System Issuers) under this Agreement shall be issued in the form of a "depository bill" (as defined in the DBNA), deposited with the Canadian Depository for Securities Ltd. ("CDS") and will be made payable to

CDS & Co. In order to give effect to the foregoing, the Agent for the Lenders (other than the Old System Issuers) shall, subject to the approval of the Borrower and the Lenders (other than the Old System Issuers), establish and notify the Borrower and the Lenders (other than the Old System Issuers) of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including, without limitation:

(A)	any instrument held by the Agent for the purposes of Bankers' Acceptances shall have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada)";

(B)	any reference to the authentication of the Bankers' Acceptance will be removed; and

(C)	any reference to "bearer" will be removed and such Bankers' Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(f)	Power of Attorney: As a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower agrees to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule I hereto.

(g)	Failure to Give Notice of Repayment: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Cdn. Prime Loan pursuant to Section 3.11.

(h)	Lenders to Purchase: The Borrower shall be entitled to elect to have:

(i)	each and every Lender purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower and accepted by each such Lender and forming a part of the same issue of Bankers' Acceptances; or

(ii)	each and every Schedule II/III Lender purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower and accepted by each such Lender and forming a part of the same issue of Bankers' Acceptances;

in each case on any Drawdown Date, Conversion Date or Rollover Date by advising the applicable Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule B or notice of Conversion of a Borrowing to Bankers' Acceptances in the form of Schedule D or any notice of Rollover of Bankers' Acceptances in the form of Schedule E. If the Borrower fails to advise the applicable Lenders of any such election in any such written notice, it shall be deemed not to have elected to have any of such Lenders purchase such Bankers' Acceptances except in the case of Old System Issuers which shall purchase all Bankers' Acceptances accepted by them.

(i)	BA Equivalent Advances: Notwithstanding the foregoing provisions of this Section 3.6, a Non-Acceptance Lender shall, in lieu of accepting Bankers' Acceptances, make a BA Equivalent

Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 3.6(i), such Lender would otherwise be required to accept as part of such an Accommodation by way of Bankers' Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith. Concurrently with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section 3.6(i), such Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. The BA Equivalent Advance shall accrue interest at a rate per annum equal to the Non-Acceptance Discount Rate for such Bankers' Acceptance for the term of such BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 3.6(i), such Lender would otherwise have been required to accept as part of such Accommodation by way of Bankers' Acceptance, failing which such amount shall be converted to a Cdn. Prime Loan.

All BA Equivalent Advances made by a Non-Acceptance Lender shall, if requested by such Lender, be evidenced by promissory notes of the Borrower in form and substance satisfactory to the Borrower and such Lender, each acting reasonably.

All references herein to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of an Accommodation by way of Bankers' Acceptances.

3.7          Agent's Duties re Bankers' Acceptances and BA Equivalent Advances

(a)	Advice to the Lenders: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule B or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule D or a notice of a Rollover of a Bankers' Acceptance in the form of Schedule E, shall:

(i)	advise the Borrower of the allocation of Bankers' Acceptances and, if applicable, BA Equivalent Advances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted or BA Equivalent Advances required to be made by such Lender hereunder is in a whole multiple of Cdn. $100,000; or

(ii)	if the Borrower has elected to have the Purchasing Lenders purchase such Bankers' Acceptances pursuant to Section 3.6(h), advise each Purchasing Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof which term shall be identical for all Purchasing Lenders and for all Lenders who are not Purchasing Lenders. By no later than 8:30 a.m. (Calgary time), on each Drawdown Date, Conversion Date or Rollover Date on which the Purchasing Lenders are required to purchase Bankers' Acceptances hereunder, the Borrower, each Schedule I Reference Lender (in the case of Bankers' Acceptances which do not have a Standard Term) and each Schedule II/III Reference Lender, as applicable, shall notify the Agent of the applicable rate (as contemplated in the definition of Discount Rate) to be used by the Agent in the calculation of the Discount Rate in respect of the issuance and purchase of such Bankers' Acceptances by Schedule I Lenders and Schedule II/III Lenders, as applicable.

(b)	Bankers' Acceptances Not Being Purchased: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the Agent, as soon as practicable following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule C, shall provide either written or telephone advice to each applicable Lender on or before 11:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it or BA Equivalent Advance to be made by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof or the amount of the BA Equivalent Advance, the person to whom the Bankers' Acceptances have been sold and from whom the discounted proceeds of sale in respect thereof should be received, and the term thereof, which term shall be identical for all Lenders. Such advice, if provided by telephone, shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date by delivery to each applicable Lender of a written confirmation with respect to such Bankers' Acceptances.

(c)	Bankers' Acceptances Being Purchased: If the Borrower has elected to have the Purchasing Lenders purchase Bankers' Acceptances issued by it pursuant to Section 3.6(h), then on or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Purchasing Lenders on such date, the Agent shall provide either written or telephone advice to the Borrower and each Purchasing Lender confirming the particulars with respect to such Bankers' Acceptances and related BA Equivalent Advances. Such advice, if provided by telephone, shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Purchasing Lender of a written confirmation with respect to such Bankers' Acceptances.

(d)	Completion of Bankers' Acceptance When Not Being Purchased: Upon receipt of the written or telephone advice pursuant to Section 3.7(b), each applicable Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms - Bankers' Acceptances in the form of Schedule I and the particulars advised by the Agent. Such Lenders shall then deliver such Bankers' Acceptances to the person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e)	Completion of Bankers' Acceptance When Being Purchased: Upon receipt of such written or telephone advice pursuant to Section 3.7(c), each Purchasing Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms- Bankers' Acceptances in the form of Schedule I and the particulars advised by the Agent.

3.8          Letters of Credit Issued by Fronting Lenders

(a)	Issuance: Each Letter of Credit issued hereunder shall be issued by a Fronting Lender. Each Fronting Lender, on behalf of the Lenders, subject to the terms and conditions hereof and in reliance on the agreements of the Lenders set forth in Section 3.8(d), agrees to issue Fronted Letters of Credit for the account of the Borrower from time to time on any Business Day. No Fronted Letter of Credit shall be issued if, after giving effect thereto, the amount of the Borrowings under Fronted Letters of Credit issued by a Fronting Lender exceeds the Fronted LC Commitment of such Fronting Lender.

(b)	Expiry and Extension: Unless the Lenders otherwise agree each Letter of Credit shall expire not later than one (1) year from the date of issue or extension, as the case may be; provided that, on the earliest Maturity Date, the Borrower shall provide or cause to be provided to the Agent cash collateral in accordance with the provisions of Section 4.1(b) in an amount equal to the aggregate undrawn amount of all unexpired Letters of Credit outstanding; such cash collateral shall be held by the Agent and be applied in accordance with Section 4.1(b) in satisfaction of and security for the Obligations of the Borrower for such unexpired Letters of Credit.

(c)	Form: Fronted Letters of Credit issued hereunder shall be in a form satisfactory to the applicable Fronting Lender, acting reasonably and in accordance with its usual and customary practices and shall, in all cases with respect to letters of credit, be issued subject to Uniform Customs & Practice for Documentary Credits, International Chamber of Commerce, Publication No. 600 (or any replacement thereof) and shall, in all cases with respect to letters of guarantee, be issued subject to Rules for Demand Guarantees, International Chamber of Commerce, Publication No. 758 (or any replacement thereof). A Fronted Letter of Credit may not be issued by a Fronting Lender if such Fronting Lender is made aware that any Lender would be prohibited, if it were issuing such Fronted Letter of Credit, from issuing such Fronted Letter of Credit by any applicable law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law).

(d)	Letter of Credit Participations: Each Fronting Lender irrevocably grants, and, in order to induce each Fronting Lender to issue any Fronted Letters of Credit hereunder, each Lender irrevocably accepts and hereby purchases from such Fronting Lender on the terms and conditions hereinafter stated, for its own account and risk, an undivided interest (equal to the Lender's Proportion of such Lender) in such Fronting Lender's obligations and rights under each Fronted Letter of Credit issued by such Fronting Lender pursuant to this Section 3.8 and the amount of each draft paid by such Fronting Lender thereunder. Each Lender unconditionally and irrevocably agrees with each Fronting Lender that, on or before the close of business of such Fronting Lender on each day on which a draft is paid under a Fronted Letter of Credit for which such Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, including, without limitation, pursuant to Section 3.8(j) (a "Participation Date"), such Lender will pay to the Agent for the account of such Fronting Lender at the Agent's Branch of Account the Lender's Proportion of such Lender of any such unpaid amount. Each Fronting Lender shall notify the Agent who shall notify each Lender of the occurrence of a Participation Date and the amount payable by such Lender to the Agent based on the Lender's Proportion of such Lender. Any such notice may be oral if promptly confirmed in writing (including telecopy or electronic mail). If any Lender fails to make any such payment on the day on which such Lender receives notice as provided above, then interest shall accrue on such Lender's obligation to make such payment during the period from such day to the day such Lender makes such payment (or, if earlier, the date on which the Borrower reimburses the applicable Fronting Lender as required pursuant to Section 3.8(j)), at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(e)	Repayment of Lenders: Upon and only upon receipt by a Fronting Lender of funds from the Borrower in full or partial reimbursement of any draft paid under a Fronted Letter of Credit with respect to which any Lender has theretofor paid the Agent for the account of such Fronting Lender in full for such Lender's participation pursuant to Section 3.8(d) and in full or partial payment of interest on such draft paid under a Fronted Letter of Credit, such Fronting Lender will pay to the Agent for the account of such Lender, in the same funds as those received by such Fronting Lender, or net against any then due obligation of such Lender under Section 3.8(d) to make any payment to such Fronting Lender, the Lender's Proportion of such Lender of such funds.

(f)	Role of the Fronting Lenders: Each Fronting Lender will exercise and give the same care and attention to each Fronted Letter of Credit issued by it pursuant to this Section 3.8 as it gives to its other letters of credit and similar obligations, and such Fronting Lender's sole liability to the Lenders shall be to promptly return to the Agent for the account of each such Lender, the Lender's Proportion of such Lender of any payments made to such Fronting Lender by the Borrower pursuant to Section 3.8(d) where the Borrower has made a payment to such Fronting Lender pursuant to Section 3.8(e). Each Lender agrees that, in paying any drawing under a Fronted Letter of Credit, the applicable Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any person delivering any such document. Neither any Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(i)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;

(ii)	any action taken or omitted to be taken in connection with any Fronted Letter of Credit in the absence of gross negligence or willful misconduct; or

(iii)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted Letter of Credit, or any other document contemplated thereby.

No Fronting Lender shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

(g)	Each Lender's Obligations Absolute: Each Lender acknowledges that its obligations to each Fronting Lender under this Section 3.8, including the obligation to purchase and fund a participation in the obligations and rights of a Fronting Lender under each Fronted Letter of Credit and any drafts paid by it for which it has not been fully reimbursed by the Borrower, are absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation:

(i)	the occurrence and continuance of any Default or Event of Default;

(ii)	any failure or inability of any other Lender to purchase or fund such a participation hereunder; or

(iii)	any other failure by any other Lender to fulfill its obligations hereunder.

Each payment by a Lender to a Fronting Lender shall be made, without any offset, compensation, abatement, withholding or reduction whatsoever.

(h)	Reinstatement and Survival: Notwithstanding anything herein to the contrary, if a Fronting Lender is required at any time whether before or after any Maturity Date to make any payment under a Fronted Letter of Credit, each Lender shall pay over to the Agent in accordance with the provisions of this Section 3.8 and for the account of such Fronting Lender, the amount of the Lender's Proportion of such Lender of such amount. If a Fronting Lender is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by or on behalf of the Borrower to such Fronting Lender in reimbursement of the Borrower's obligations in respect of such Fronted Letter of Credit and interest thereon, each Lender shall, on demand of such Fronting Lender forthwith pay over to the Agent for the account of such Fronting Lender the Lender's Proportion of such Lender of such amount, plus interest thereon from the day such demand is made to the day such amount is returned by such Lender to such Fronting Lender at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(i)	Procedure for Issuance and Renewal of Letters of Credit:

(i)	The Borrower may request that a Fronting Lender issue a Fronted Letter of Credit pursuant to Section 3.8 by delivering a notice to the Agent pursuant to Section 3.4(e) and by delivering to a Fronting Lender at such Fronting Lender's Branch of Account a letter of credit application and indemnity in such Fronting Lender's then customary form (as such form may be modified from time to time, the "Letter of Credit Application"), completed to the satisfaction of such Fronting Lender together with the proposed form of such Fronted Letter of Credit (which shall comply with the applicable requirements set forth herein) and such other certificates, documents and other papers and information as such Fronting Lender may reasonably request; provided that in the event of a conflict between this Agreement and the Letter of Credit Application, this Agreement shall govern with respect to such conflict.

(ii)	Within three (3) Business Days following the date on which any Fronting Lender shall have received the notice pursuant to Section 3.4(e) and such Fronting Lender shall have received the applicable Letter of Credit Application including the proposed form of the Fronted Letter of Credit and such additional certificates, documents and other papers and information as such Fronting Lender may have reasonably requested in satisfaction of all conditions to the issuance thereof, such Fronting Lender shall, provided all other conditions precedent contained in this Agreement have been complied with, issue such Fronted Letter of Credit.

(iii)	The Borrower may request the extension or renewal of a Fronted Letter of Credit issued under this Section 3.8 by giving written notice to the applicable Fronting Lender at least three (3) Business Days prior to the then current expiry date of such Fronted Letter of Credit (provided that the applicable Fronting Lender may accommodate notices on shorter notice in its sole discretion). If all conditions precedent contained in this Agreement (including the payment of the necessary fees under Section 5.5) shall have been fulfilled as required thereby and subject to the other terms of this Agreement, the applicable Fronting Lender shall promptly issue such extension or renewal.

(j)	Reimbursement of the Agent:

In the event that any drawing shall be made under any Fronted Letter of Credit issued under this Section 3.8:

(i)	the applicable Fronting Lender shall promptly notify the Agent who shall promptly notify the Borrower of such payment and of the amount thereof;

(ii)	the Borrower shall pay to the Agent for the account of such Fronting Lender the amount of any such drawing on the date of such drawing, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a Cdn. Prime Loan or U.S. Base Rate Loan, as applicable, to the Borrower by each Lender according to the Lender's Proportion of such Lender of such amount (without limiting each Lender's obligations to such Fronting Lender, including under Section 3.8(d));

(iii)	the Agent shall notify each Lender by telecopier or by telephone (confirmed by telecopier) of such drawing; and

(iv)	immediately upon receipt of such notice, each Lender shall make the Lender's Proportion of such Lender of such amount in Cdn. Dollars or U.S. Dollars, as applicable, available to the Agent for the account of the applicable Fronting Lender by wire transfer of immediately available funds to the Agent's Account for Payments for the account of such Fronting Lender.

(k)	Designation and Termination of Fronting Lenders:

(i)	The Borrower shall be entitled from time to time to terminate any Fronting Lender as a Fronting Lender by providing a written notice of such termination to the Agent and such Fronting Lender and, concurrently with such termination or if a Fronting Lender provides a notice to the Borrower pursuant to Section 3.8(k)(iv), designate another Lender as a Fronting Lender by providing a written notice to the Agent designating such Lender to be a Fronting Lender and which notice shall include the consent to such designation of the Agent and such Lender; provided that at any one time there shall be no more than two Fronting Lenders which are eligible to issue Fronted Letters of Credit under this Section 3.8.

(ii)	Each Fronting Lender shall be entitled to conduct an annual review of its status as a Fronting Lender and shall be entitled to resign as a Fronting Lender by providing a written notice of such resignation not earlier than 30 days prior to and not later than 30 days after any Anniversary Date.

(iii)	In the event a Fronting Lender is terminated as a Fronting Lender pursuant to Section 3.8(k)(i) and there are Fronted Letters of Credit outstanding which were issued by such Fronting Lender, the Borrower shall use its reasonable commercial efforts to replace all such Fronted Letters of Credit with Fronted Letters of Credit issued by any new or continuing Fronting Lenders and, upon such replacement, such Fronting Lender shall cease to be a Fronting Lender.

(iv)	In the event that a Fronting Lender has notified the Borrower in writing that:

(A)	pursuant to Section 11.3, it is no longer able to issue Letters of Credit on behalf of the Lenders; or

(B)	pursuant to Section 3.8(k)(ii), it is resigning as a Fronting Lender,

then such Fronting Lender shall not be required to issue additional Fronted Letters of Credit and, in any such case and if the Fronting Lender requests in writing, the Borrower shall use its reasonable commercial efforts to replace all Fronted Letters of Credit issued by such Fronting Lender as soon as practicable with Fronted Letters of Credit issued by the Fronting Lender designated by the Borrower to replace such Fronting Lender pursuant to Section 3.8(k)(i) or any continuing Fronting Lenders.

(v)	Where a Fronting Lender is terminated pursuant to Section 3.8(k)(i), resigns pursuant to Section 3.8(k)(ii) or provides notice to the Borrower pursuant to Section 11.3 that it is no longer able to issue Letters of Credit on behalf of the Lenders, such Fronting Lender shall remain a Fronting Lender under all Fronted Letters of Credit issued by it until all such Fronted Letters of Credit have been either replaced, expired or been presented for payment and all payments required to be made to such Fronting Lender by the Borrower and/or the other Lenders pursuant to this Section 3.8 as a result of any payment made under any Fronted Letter of Credit issued by such Fronting Lender have been made.

(l)	Existing Letters of Credit: From and after the satisfaction of the conditions precedent in Section 7.1, all of the Existing Letters of Credit shall be, and shall be deemed to be, Letters of Credit issued hereunder for the account of the Borrower by Royal in its capacity as a Fronting Lender hereunder. For certainty, but without limiting the foregoing, the Borrower shall pay the fees and other amounts contemplated by Section 5.5 in respect of the Existing Letters of Credit from and after the Effective Date.

(m)	Royal Fronted Letters of Credit: Subject to, in the case of Royal in its capacity as a Fronting Lender hereunder and notwithstanding anything to the contrary hereunder, Royal's Fronted LC Commitment shall be deemed to be equal to the aggregate face amount of all Existing Letters of Credit until January 15, 2018 or such later date as Royal may agree in its sole discretion (that is, as at January 15, 2018 or such later date (if agreed to), Royal's Fronted LC Commitment shall automatically and without further action be reduced to Cdn. $40,000,000). In addition, the Borrower shall not request any new Fronted Letter of Credit from Royal or any extension or renewal of the Existing Letters of Credit until the aggregate face amount of all Fronted Letters of Credit outstanding hereunder for the account of the Borrower by Royal in its capacity as a Fronting Lender is equal to or less than Cdn. $40,000,000.

3.9          Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule B. Notwithstanding the foregoing, a Bankers' Acceptance and a BA Equivalent Advance shall, subject to Section 4.5, only be repaid on its maturity date and a Libor Loan shall, subject to Sections 4.5 and 11.5, only be repaid on the last day of the Libor Interest Period related thereto.

3.10	Pro-Rata Treatment of Borrowings

(a)	Pro-Rata Borrowings: Subject to Section 3.3, Section 3.8, Section 3.10(b) and Section 3.10(c), each Accommodation and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the proportion of Borrowings outstanding to such Lender will, to the extent possible, thereafter be in the same proportion as such Lender's Proportion. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this Section 3.10(a), and Section 6.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b)	Where Different Maturity Dates: If, at any time there are Lenders with different Maturity Dates, all Lenders will share in Accommodations based on their Lender's Proportion except to the extent the particular Accommodation requested has a maturity date after the Maturity Date of a Lender, in which case only those Lenders with a Maturity Date later than the maturity date of the requested Accommodation will be required to participate in providing such Accommodation and the Borrower may request a similar Accommodation, to the extent permitted hereunder, from the other Lenders with a maturity date occurring on or before the Maturity Date of such Lenders. Each determination by the Agent of a Lender's Lender's Proportion shall be prima facie evidence thereof.

(c)	Agent's Discretion on Allocation: In the event it is not practicable to:

(i)	allocate each basis of Borrowing in accordance with Section 3.10(a) by reason of the occurrence of circumstances described in Section 11.2, Section 11.3 or Section 11.4; or

(ii)	allocate Bankers' Acceptances and BA Equivalent Advances to each Lender in accordance with Section 3.10(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased or BA Equivalent Advances required to be made by such Lender hereunder is in a whole multiple of Cdn. $100,000;

the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(d)	Further Assurances by Borrower: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.10.

3.11	Conversions

The Borrower may, during the term of this Agreement and, in the case of a conversion into a Libor Loan or a Bankers' Acceptance, if no Default or Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a Conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule B) in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule D, convert any basis of Borrowing (other than a Letter of Credit) to another basis of Borrowing (other than a Letter of Credit); provided that a Bankers' Acceptance may only be converted on its maturity date and a Libor Loan may only be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Sections 4.5 or 11.5, respectively. On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted (subject to any netting procedures of the Agent in respect of conversions in accordance with its usual practice) and, subject to the provisions of this Agreement and any such netting procedures, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.12	Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period, upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule E, and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances or Libor Loans (other than delivery of a notice in the form of Schedule B), unless immediately prior to the issue of any such Bankers' Acceptances or the commencement of any subsequent Libor Interest Period, a Default or an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance into a Cdn. Prime Loan or such Libor Loan to a U.S. Base Rate Loan, in each case pursuant to Section 3.11 and the Borrower shall not be entitled to issue such Bankers' Acceptances or continue such Libor Loan subsequent to the existing Libor Interest Period. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.12 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.11, such Bankers' Acceptance shall be converted into a Cdn. Prime Loan on the maturity date of such Bankers' Acceptance and such Libor Loan shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan. The Rollover of a Libor Loan to another Libor Loan shall not constitute a repayment or prepayment hereunder.

3.13	Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.14	Swingline Loans

(a)	The Borrower shall be entitled to utilize a portion of the Swingline Lender's Commitment to obtain Cdn. Prime Loans and U.S. Base Rate Loans under the Credit Facility provided solely by the Swingline Lender (each, a "Swingline Loan") notwithstanding the definition of Cdn. Prime Loan or U.S. Base Rate Loan.

(b)	Swingline Loans may be obtained and repaid by the Borrower as follows:

(i)	by borrowing, making repayments, and reborrowing Swingline Loans by delivering notice in the form of Schedule B (in each case, indicating in such notice that such notice relates to a Swingline Loan) to the Swingline Lender (in accordance with such notice particulars as the Swingline Lender shall from time to time advise the Borrower) and to the Agent not later than 9:00 a.m. (Calgary time) on the proposed Drawdown Date or date of repayment; or

(ii)	by way of overdrafts arising from clearance of cheques or drafts on the Canadian Dollar accounts and U.S. Dollar accounts of the Borrower maintained with the Swingline Lender and designated as the accounts for such purpose ("Swingline/Overdraft Loans") and repayment of such overdrafts. No notice need be delivered by the Borrower in respect of Swingline/Overdraft Loans.

(c)	The Borrower shall repay each Swingline Loan (other than Swingline/Overdraft Loans) together with all accrued and unpaid interest thereon within 7 days after the Drawdown Date on which such Swingline Loan is advanced and shall, at least once each week reduce the balance of each account designated for the purposes of Swingline/Overdraft Loans to zero.

(d)	The Borrower shall ensure that the Equivalent Amount in Canadian Dollars (i) of all outstanding Swingline Loans does not exceed Cdn. $10,000,000 at any time, (ii) of all outstanding Swingline Loans to the Swingline Lender does not exceed the Swingline Limit applicable to such Swingline Lender at any time, and (iii) of all outstanding Swingline Loans to the Swingline Lender plus such Swingline Lender's Lender's Proportion of the Equivalent Amount in Canadian Dollars of all Borrowings other than Swingline Loans does not exceed such Lender's Commitment.

(e)	Swingline Loans shall be made by the Swingline Lender alone, without assignment to or participation by the other Lenders (except as provided in this Agreement). All interest payments and principal repayments of or in respect of Swingline Loans shall be solely for the account of the Swingline Lender and shall be paid by the Borrower directly to the Swingline Lender notwithstanding anything herein to the contrary. Subject to Section 3.14(g), and to Section 11.1, all costs and expenses relating to the Swingline Loans shall be solely for the account of the applicable Swingline Lender.

(f)	Except as otherwise specifically provided herein, all references to Cdn. Prime Loans and U.S. Base Rate Loans shall include Swingline Loans of the same currency. Except as otherwise set out herein, all provisions hereof applicable to Cdn. Prime Loans and U.S. Base Rate Loans shall include Swingline Loans of the same currency, mutatis mutandis.

(g)	Notwithstanding anything to the contrary herein contained or to any contrary provisions of Applicable Laws, (i) if an Event of Default occurs or (ii) if the Swingline Lender so requires, and there are then outstanding any Swingline Loans, then, effective on the day of notice to that effect to the Agent and the other Lenders from the Swingline Lender, the Borrower shall be deemed to have requested, and hereby requests, Accommodations by way of Cdn. Prime Loans and U.S. Base Rate Loans (as applicable), sufficient to repay such Swingline Loans and accrued and unpaid interest in respect thereof, and on the Business Day immediately following receipt of such notice, the other Lenders shall disburse to the Agent, who shall remit to the Swingline Lender, their respective Lender's Proportions of such amounts and such amounts shall thereupon be deemed to have been advanced by the Lenders to the Borrower and to constitute Accommodations by way of Cdn. Prime Loans or U.S. Base Rate Loans, as the case may be. If a Lender does not disburse to the Agent for the account of the Swingline Lender its Lender's Proportion of any amount under this Section then: (A) such Lender shall purchase participations from the Swingline Lender in such Loans (without recourse to the Swingline Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section, and (B) for the purpose only of any distributions or payments to the Lenders (and not, for greater certainty, for the purposes of any obligations of the Lenders), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Commitment of such Lender shall be deemed to be nil and the Commitment of the Swingline Lender shall be increased by the Commitment of such Lender until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Lender's Proportion determined without regard to this sentence. If any amount disbursed by a Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Swingline Lender or by the relevant Lender to the Borrower then no reduction of the Swingline Loans as contemplated above shall be deemed to have occurred, but the Lenders shall purchase participations in the Swingline Loans (without recourse to the Swingline Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(h)	For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Lender's Proportion of the Accommodations contemplated by Section 3.14(g) to disburse their Lender's Proportion of the Loans referenced therein and to purchase participations contemplated by such Section irrespective of:

(i)	whether a Default or Event of Default is then continuing or whether any other condition in Article 7 is met; and

(ii)	whether or not the Borrower has, in fact, actually requested such Accommodations (by delivery of a notice in the form of Schedule B or otherwise).

3.15	Extension of Maturity Date

(a)	Request for Extension: The Borrower may, from time to time, request an extension of the Maturity Date of each Lender who has not yet refused to extend the Maturity Date (or been deemed to have refused to extend the Maturity Date) pursuant to any prior Request for Extension (each, a "Requested Lender") by sending to the Agent the Request for Extension, not later than the sixtieth day and not earlier than the ninetieth day prior to March 30 in any year (each, an "Anniversary Date") and the Agent shall forthwith, and in any event within four (4) Business Days, notify each Requested Lender of such request. In this Section 3.14, the Maturity Date of the Requested Lenders is referred to as the "Subject Maturity Date". Each Requested Lender shall advise the Agent as to whether it agrees to extend the Subject Maturity Date in accordance with any such Request for Extension within thirty (30) days of the delivery by the Borrower to the Agent of a Request for Extension, provided that in the event such Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it is not prepared to extend the Subject Maturity Date. Within four (4) Business Days of the Agent receiving from each Requested Lender its decision with respect to extending the Subject Maturity Date, the Agent shall, subject to Section 3.15(c), advise the Borrower of each Requested Lender's decision.

(b)	Repayment or Replacement by Borrower: Subject to Section 3.15(c), if a Requested Lender does not agree to extend the Subject Maturity Date applicable to it (such Lender being a "Non-Extending Lender" and any Requested Lender agreeing to extend the Subject Maturity Date applicable to it being an "Extending Lender") the Borrower may, but is not obligated, to:

(i)	so long as there exists no Event of Default and subject to Section 11.5, repay all Borrowings and other amounts owing hereunder to any Non-Extending Lender on or prior to the Subject Maturity Date and upon such payment any Non-Extending Lender shall cease to be a Lender hereunder and each such Non-Extending Lender's Commitment shall be terminated and the Total Commitment reduced accordingly; or

(ii)	arrange for replacement lender(s) (which may be one or more of the Lenders) to replace each Non-Extending Lender's Borrowings and its Commitment; provided that any such replacement lender (if it is not a Lender) shall have been approved by the Agent, the Swingline Lender and each Fronting Lender (each such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the Non-Extending Lender by execution of all necessary documentation on or prior to the Subject Maturity Date and in respect of which the Lenders shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement.

(c)	Non-Extension: The Subject Maturity Date shall not be extended in accordance with Section 3.15(a) if Requested Lenders holding less than sixty-six and two-thirds percent (66 2/3%) of the Commitments of all Requested Lenders agree to extend the Subject Maturity Date pursuant to any Request for Extension. In such case, the Subject Maturity Date for all Requested Lenders shall not be extended.

(d)	Extension for all Requested Lenders: If all Requested Lenders agree to extend the Subject Maturity Date pursuant to a Request for Extension, then the Subject Maturity Date shall be extended for the period requested by the Borrower, provided that following the granting of any such extension, the Maturity Date of the Extending Lenders shall not be more than four years from the applicable Anniversary Date.

(e)	Partial Extension: If, with respect to any Request for Extension, the provisions of Section 3.15(c) or 3.15(d) are not applicable and there are Non-Extending Lenders under Section 3.15(b), then:

(i)	the Subject Maturity Date for those Requested Lenders agreeing to extend the Subject Maturity Date shall be extended for the period requested by the Borrower, provided that following the granting of any such extension, the Maturity Date of the Extending Lenders and any replacement lenders under Section 3.15(b)(ii) shall not be more than four years from the applicable Anniversary Date; and

(ii)	for those Non-Extending Lenders, the Subject Maturity Date of all such Lenders shall not be extended.

(f)	Maturity Date: Any Subject Maturity Date which shall be extended pursuant to Sections 3.15(d) or 3.15(e), shall constitute the Maturity Date for the applicable Extending Lender for all purposes of this Agreement after such extension.

(g)	Independent Decision: The Borrower understands that consideration of any Request for Extension constitutes an independent credit decision which each Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Lender.

(h)	Default or Event of Default: Notwithstanding the foregoing, the Borrower shall not be entitled to make a Request for Extension or accept any offer made by the Agent on behalf of the Extending Lenders to extend the Subject Maturity Date if a Default or Event of Default has occurred and is continuing or it is unable to make the representations and warranties as required pursuant to Section 2.2 at such time.

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1          Reduction of Commitment and Repayment of Borrowings

(a)	On the applicable Maturity Date of each Lender, the Borrower shall repay all Borrowings then outstanding to such Lender together with all other amounts owing hereunder to such Lender and the Commitment of such Lender shall be reduced to zero. The Borrower shall ensure that Libor Loans, Bankers' Acceptances, BA Equivalent Advances and Letters of Credit either mature or expire in sufficient amounts to facilitate the reduction of the Commitment of such Lender and the making of payments required pursuant to this Section 4.1.

(b)	If, notwithstanding the foregoing, any Letters of Credit or Bankers' Acceptances remain outstanding on the Maturity Date, the Borrower shall pay to the Agent for the account of the Lenders obligated thereunder, (a) in respect of Bankers' Acceptances, the amount determined by each Lender, acting reasonably (and advised to the Agent), to be the amount required to be paid on such date of payment in order to yield to such Lender the face amount of any such Bankers' Acceptance on the maturity date thereof and (b) in respect of Letters of Credit, cash collateral for each unexpired Letter of Credit equal to the maximum amount thereof in the respective currency in which the relevant Letter of Credit is denominated. With respect to Letters of Credit, such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder. If after expiry or cancellation of all Letters of Credit for which the cash collateral is held, any excess cash collateral remains, such excess shall be promptly paid to the Borrower so long as no Default or Event of Default is then continuing.

(c)	In addition to and without limiting the foregoing:

(i)	Mandatory Prepayment from Sale Proceeds: the Borrower shall, except for Excluded Dispositions, cause the net proceeds of Dispositions (net of customary sale expenses and Taxes payable or reasonably estimated to be payable as a result of such Disposition) of any property and assets Disposed of by the Borrower or any Subsidiary (including, for certainty, the creation and granting of a gross overriding royalty) to be applied upon receipt to repay Borrowings (excluding for this purpose Borrowings in the form of undrawn Letters of Credit) under the Credit Facility (for certainty, without a permanent reduction in the Total Commitment, except as set forth in the proviso to this paragraph) and to prepay the Notes (including the make-whole amount in respect of the Notes) on a pro rata basis (calculated by reference to the Borrowings under the Credit Facility (including, for certainty, for this calculation, Borrowings in the form of undrawn Letters of Credit) and the principal amount under the Notes before application of any make-whole amount or any accrued and unpaid interest; for the purposes of this calculation, the Canadian Dollar equivalent of the principal amount of each Note shall be calculated based on the Bank of Canada exchange rate two (2) Business Days prior to the date set for prepayment); provided that, notwithstanding the foregoing, on the occurrence of a Swan Hills Sale Event, the first Cdn. $85,000,000 of net cash proceeds from the Swan Hills Sale Event (as such amount may be reduced in accordance with Section 4.1(c)(ii)) shall be applied to repay Borrowings under the Credit Facility (and shall result in a permanent reduction of the Total Commitment by Cdn. $70,000,000) and, following such repayment of the Borrowings under the Credit Facility, any remainder of such net cash proceeds from such Swan Hills Sale Event shall be applied to prepay Notes without regard to the then outstanding Borrowings under the Credit Facility;

(ii)	Swan Hills Deposit Amount: if the unconditional release of the Swan Hills Deposit Amount to the Borrower occurs (A) prior to the occurrence of a Swan Hills Sale Event, then the Borrower will use such amount to repay the Borrowings under the Credit Facility (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit) and the reference to Cdn. $85,000,000 in Section 4.1(c)(i) above will be automatically deemed to be reduced by the amount of such repayment (provided that, for certainty, no Swan Hills Sale Event shall be deemed to have occurred solely as a result of such release for any other purpose of this Agreement); or (B) after the occurrence of a Swan Hills Sale Event and the repayment of Borrowings as contemplated in the proviso in Section 4.1(c)(i), then the Borrower will use such amount to prepay Notes without regard to the then outstanding Borrowings under the Credit Facility;

(iii)	Mandatory Repayment with Proceeds of Permitted Junior Debt and Convertible Debentures: the Borrower shall cause the net proceeds (net of customary issuance expenses) of the issuance of any Permitted Junior Debt and any Convertible Debt to be applied to the permanent repayment of Borrowings under the Credit Facility (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit) and a permanent reduction of the Total Commitment and to repay the Notes on a pro rata basis (calculated by reference to the Total Commitment and the principal amount outstanding under the Notes before application of any make-whole amount or any accrued and unpaid interest; for the purposes of this calculation, the Canadian Dollar equivalent of the principal amount of each Note shall be calculated based on the Bank of Canada exchange rate two (2) Business Days prior to the date set for prepayment); in the event that the Borrowings (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit) are less than the pro rata reduction allocated to Total Commitment, the Borrower shall apply any remainder to make a further prepayment of the Notes; and upon any such repayment as aforesaid, the Total Commitment shall be permanently reduced and cancelled by the pro rata reduction amount allocated to Total Commitment (calculated as set out above in this Section 4.1(c)(ii));

(iv)	No Other Prepayment of Notes Unless Pro Rata Reduction: the Borrower shall not, and shall not permit any of its Subsidiaries to, other than as provided in Section 4.1(c)(ii) and 4.1(c)(i), make any voluntary repayment, redemption or purchase of Notes (or an offer to do the same), unless the Borrower is also making at least a pro rata permanent repayment of Borrowings under the Credit Facility (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit) and a permanent reduction of the Total Commitment (calculated by reference to the Total Commitment and the principal amount outstanding under the Notes before application of any make-whole amount or any accrued and unpaid interest; for the purposes of this calculation, the Canadian Dollar equivalent of the principal amount of each Note shall be calculated based on the Bank of Canada exchange rate two (2) business days prior to the date set for prepayment); in the event that the Borrowings (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit) are less than the pro rata reduction allocated to the Total Commitment calculated as aforesaid, the Borrower shall apply any remainder to make a further prepayment of the Notes; and upon any such repayment as aforesaid, the Total Commitment shall be permanently reduced and cancelled by the pro rata reduction amount allocated to the Total Commitment (calculated as set out above in this Section 4.1(c)(iv)); notwithstanding the foregoing, if the Borrower makes an offer to repay, redeem or purchase the Notes as aforesaid and some or all of the holders of said Notes do not accept such offer, the Borrower may, in accordance with the terms of the Note

Purchase Agreements, use the remaining amounts that were otherwise allocated to fund such unaccepted offer to do any one or more of the following in its discretion: (A) prepay the Notes on a pro rata basis in accordance with Section 8.2 of each of the Note Purchase Agreements; and/or (B) make a non-permanent repayment of any remaining Borrowings (provided that such repayment will not result in a reduction in the Total Commitment) and further provided that if there are no remaining Borrowings at such time (excluding for this purpose any such Borrowings in the form of undrawn Letters of Credit), the Borrower may use such remaining amounts for its general corporate purposes; and

(v)	Repayment of Bankers' Acceptances and Libor Loans: in each of the foregoing cases, the Borrower shall comply with the provisions of Sections 4.3 and 4.5 with respect to each repayment required pursuant to this Section 4.1(c) and the provisions of Sections 4.3 and 4.5 shall apply thereto, mutatis mutandis, including (for certainty) the obligation of the Borrower to make payments pursuant to Section 4.5 in respect of the repayment of any Libor Loan on other than the last day of the applicable Libor Interest Period and the obligation of the Borrower to provide such amount pursuant to Section 4.5 in respect of the repayment of any unmatured Bankers' Acceptances.

(d)	For purposes of subparagraph (c) above, "Bank of Canada exchange rate" means the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on the Business Day which is (2) Business Days prior to the date set for prepayment; provided that, if such daily average exchange rate is for any reason unavailable, it shall mean the spot rate quoted by the Agent at approximately noon (Toronto time) on the Business Day which is (2) Business Days prior to the date set for prepayment in accordance with its normal practice or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date.

4.2	Repayment of Borrowings due to Exchange Rate Fluctuations

If due to exchange rate fluctuations the amount of Borrowings (determined in Cdn. Dollars with all such Borrowings denominated in U.S. Dollars being converted to the Equivalent Amount in Cdn. Dollars) outstanding to any Lender is, on any Interest Date, Drawdown Date, Conversion Date or Rollover Date, as applicable, in excess of the amount of such Lender's Commitment, the Agent shall advise the Borrower in writing of the amount of such excess and the Borrower shall, if requested by the Agent and within five (5) Business Days of any such request, repay, provide cash cover to be held by the Agent on behalf of such Lender in the manner provided for in Section 10.7 or otherwise reduce a portion of such Borrowings to the extent of the amount of such excess.

4.3          Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time during the term of this Agreement upon three (3) Business Days prior written notice substantially in the form of Schedule B, cancel all of the Total Commitment or any portion thereof in minimum amounts of Cdn. $10,000,000 and whole multiples of Cdn. $1,000,000 thereafter (provided that such aforementioned minimum amounts and whole multiple amounts shall not apply to any repayment contemplated by Section 4.1(c)) if, on or prior to the last day of such notice period, the Borrower has:

(a)	prepaid or otherwise reduced the Borrowings outstanding to each Lender in an amount equal to the amount by which the Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice; and

(b)	paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder (for certainty, the Commitments of each of the Lenders shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the Total Commitment in effect immediately prior to such reduction). Notwithstanding the foregoing, the Borrower shall be entitled to exercise its rights under this Section 4.3 in respect of the Commitment of all Lenders who have the same Maturity Date without being required to concurrently cancel the Commitments of any other Lenders.

4.4          Cancellation of a Lender's Commitment

If:

(a)	a Lender does not agree to make Borrowings available in respect of a Takeover;

(b)	any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 6.3;

(c)	Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(d)	a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected;

(e)	any Lender withholds its consent to any amendment, consent, waiver or other determination requested by the Borrower which require the approval of all of the Lenders and as a consequence thereof such amendment, consent or determination cannot be obtained; or

(f)	a Lender becomes a Defaulting Lender;

(any such Lender being called herein the "Affected Lender") then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i)	upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; or

(ii)	with the consent of the Agent and each Fronting Lender, each such consent not to be unreasonably withheld or delayed, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders in which case no consent of the Agent shall be required) to replace the Affected Lender's Commitment and any such replacement lender shall be novated into the Loan Documents in the place and stead of the Affected Lender.

4.5          Early Repayment of Bankers' Acceptances and Libor Loans and Letters of Credit

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Sections 4.3 or 4.4 if the applicable Borrowings required to be repaid to a Lender as a result thereof include Libor Loans with a Libor Interest Period ending subsequent to the date of such cancellation, Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation or Letters of Credit with an expiry date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Account for Payments for the account of such Lender (a) in respect of Libor Loans, the amount required to be paid pursuant to Section 11.5, (b) in respect of Bankers' Acceptances, the amount determined by such Lender, acting reasonably (and advised to the Agent), to be the amount required to be paid on such date of cancellation in order to yield to such Lender the face amount of any such Bankers' Acceptance on the maturity date thereof and (c) in respect of Letters of Credit, cash collateral for each unexpired Letter of Credit equal to the maximum amount thereof in the respective currency in which the relevant Letter of Credit is denominated. With respect to Letters of Credit, such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder. If after expiry or cancellation of all Letters of Credit for which the cash collateral is held, any excess cash collateral remains, such excess shall be promptly paid to the Borrower so long as no Default or Event of Default is then continuing.

4.6          Evidence of Indebtedness

(a)	The Agent shall open and maintain on the books of the Agent at the office of the Agent where the Agent's Account for Payments is from time to time maintained, accounts and records (the "Accounts") evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement. The Agent shall debit therein the amount of such Borrowings, and shall enter therein each payment of principal of and interest on such Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each such Lender and the Letters of Credit issued by each such Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time upon the Borrower's reasonable request, provide to the Borrower copies of such accounts and records.

(b)	The Swingline Lender shall open and maintain separate books of account or electronically stored records evidencing all Swingline Loans and all other amounts owing by the Borrower in respect thereof and the provisions of Section 4.6(a) shall apply thereto, mutatis mutandis.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1          Interest on Cdn. Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent on behalf of each Lender on each Cdn. Prime Loan made by such Lender at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the Cdn. Prime Rate plus the Margin. A change in the Cdn. Prime Rate or the Margin will simultaneously cause a corresponding change in the interest payable for a Cdn. Prime Loan. Such interest is payable monthly in arrears on the first Business Day following each Interest Date for the period commencing on and including the day after the immediately prior Interest Date up to and including such Interest Date or up to but excluding the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.2          Interest on U.S. Base Rate Loans

The Borrower shall pay interest in U.S. Dollars to the Agent on behalf of each Lender on each U.S. Base Rate Loan made by such Lender at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the U.S. Base Rate plus the Margin. A change in the U.S. Base Rate or the Margin will simultaneously cause a corresponding change in the interest payable for a U.S. Base Rate Loan. Such interest is payable monthly in arrears on the first Business Day following each Interest Date for the period commencing on and including the day after the immediately prior Interest Date up to and including such Interest Date or up to but excluding the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.3          Interest on Libor Loans

The Borrower shall pay interest in U.S. Dollars to the Agent on behalf of each Lender on each Libor Loan made by it at the Agent's Account for Payments for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate per three hundred sixty (360) day period equal to the sum of Libor plus the Margin. A change in the Margin will simultaneously cause a corresponding change in the interest payable for a Libor Loan for the portion of the Libor Interest Period remaining at the time of the change in the Margin. Such interest shall be payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty (360).

5.4          Bankers' Acceptance Fees

The Borrower shall pay acceptance fees in Canadian Dollars to the Agent on behalf of each Lender on each Bankers' Acceptance accepted by such Lender at the Agent's Account for Payments. Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the Margin in effect on the acceptance of such Bankers' Acceptance calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). Acceptance fees payable to the Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.6. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted to reflect the Margin for the remaining term of the Bankers' Acceptance and the Borrower, in the case of an increase in the Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Agent at the Agent's Account for Payments for the account of the Lenders as are necessary to reflect such change and the Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing and next due hereunder.

5.5          Letter of Credit Fees

(a)	Issue Fee: The Borrower shall pay to the Agent on behalf of each Lender at the Agent's Account for Payments an issue fee in Cdn. Dollars or U.S. Dollars, as applicable, equal to the applicable Margin for each Letter of Credit issued hereunder for the period of time such Letter of Credit remains outstanding. Such issue fee shall accrue and be calculated daily based on the Margin then in effect and the Lender's Proportion of such Lender of the face amount of each such Letter of Credit and on the basis of a year of three hundred sixty-five (365) days and shall be payable by the Borrower quarterly in arrears on the first Business Day of each calendar quarter for the immediately preceding calendar quarter. A change in the Margin will simultaneously cause a corresponding change in the issue fee payable under any outstanding Letter of Credit.

(b)	Fronting Fees: In consideration of each Fronting Lender agreeing to issue Fronted Letters of Credit under this Agreement, the Borrower shall pay directly to the applicable Fronting Lender, a fronting fee in an amount agreed to by the Borrower and such Fronting Lender in writing at or prior to issuing any Fronted Letter of Credit, calculated and payable in the same manner as the fees under Section 5.5(a) except such fee shall be calculated on the face amount of such Fronted Letter of Credit. Fronting fees shall be reviewed annually concurrent with the annual review of each Fronting Lender pursuant to Section 3.8(k)(ii), and the Borrower and such Fronting Lender shall agree in writing on the amount of the applicable fronting fee for the next following year.

(c)	Administration Fee: The Borrower shall pay to the Agent on behalf of each Lender at the Agent's Account for Payments and at the time of the issuance, amendment or transfer of any Letter of Credit hereunder, each such Lender's standard documentary and administrative charges for issuing, amending or transferring Letters of Credit of a similar amount, term and risk.

(d)	Credit on Account of Fees: If and to the extent that a Letter of Credit is drawn upon prior to the date of expiry thereof, or is terminated and returned to the Lenders or a Fronting Lender, as applicable, prior to such date of expiry, or the face amount thereof is reduced by the Lenders or a Fronting Lender, as applicable, prior to such date of expiry (other than through a drawing on such Letter of Credit) or any combination thereof, the Lenders and the Fronting Lenders, as applicable, shall forthwith after such event and through the Agent's Account for Payments credit the Borrower with any fees which it has paid in respect of any such Letter of Credit pursuant to Section 5.5(a) or 5.5(b) based upon the amount of the Letter of Credit on its termination or the amount of the reduction and for the time remaining in the period for which such fees were originally paid.

5.6          Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Account for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a)	if such amount is payable in Canadian Dollars, the interest rate applicable to Cdn. Prime Loans outstanding from time to time hereunder whether or not any Cdn. Prime Loans are then outstanding plus the Margin plus two percent (2%) per annum; and

(b)	if such amount is payable in U.S. Dollars, the interest applicable to U.S. Base Rate Loans outstanding from time to time hereunder whether or not any U.S. Base Rate Loans are then outstanding plus the Margin plus two percent (2%) per annum.

Such interest on overdue amounts shall be computed daily and compounded monthly and shall be payable both before and after default, maturity and judgment.

5.7          Standby Fees

The Borrower shall pay standby fees to the Agent in Cdn. Dollars on behalf of each Lender at the Agent's Account for Payments quarterly in arrears on the first Business Day of each calendar quarter in each year during the term of this Agreement commencing with the first Business Day of the calendar quarter occurring after the Effective Date. Each payment of standby fees shall be calculated for the period commencing on and including the date hereof or the last date on which such standby fees were payable hereunder, as the case may be, up to and including the last day of the calendar quarter for which such standby fees are to be paid or the Maturity Date, as the case may be, and shall be in an amount equal to the Margin calculated on the amount, if any, of the difference obtained by subtracting the Borrowings outstanding from such Lender (excluding any Swingline Loans made by such Lender) during such period from the amount of such Lender's Commitment in effect during such period. Such standby fees shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. For purposes of calculating standby fees payable pursuant to this Section 5.7, the amount of Borrowings outstanding from time to time in U.S. Dollars on each day during the period for which such standby fees are payable shall be notionally converted to the Equivalent Amount in Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day.

5.8          Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Account for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

5.9          Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in

Section 347 of the Criminal Code of Canada) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 5.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by such Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if such Lender has received a payment or partial payment which would, but for this Section 5.9, be so prohibited then any amount or amounts so received by such Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to such Lender at the adjusted rate.

5.10	Waiver

To the extent permitted by law, any provision of the Judgment Interest Act (Alberta) and the Interest Act (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.11	Interest and Fee Adjustment

All interest and fees payable hereunder which are to be adjusted as a result of a change in the Consolidated Total Debt to EBITDA Ratio and a corresponding change in the Margin, shall be adjusted effective on the first day of the Fiscal Quarter following the Fiscal Quarter in which the Compliance Certificate is delivered (or which is due to be delivered) which indicates that a change in the Consolidated Total Debt to EBITDA Ratio has occurred which requires a change to such interest and fees.

5.12	Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all other interest and fees payable by the Borrower to the Agent or any Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

ARTICLE 6
PAYMENT AND TAXES

6.1          Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is denominated for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Account for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

6.2          Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice or the occurrence of an Insolvency Event shall be applied rateably among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b)	secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 5.8;

(c)	thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 5.7;

(d)	fourthly, in payment of any amounts due and payable as and by way of interest on Borrowings pursuant to Sections 5.1, 5.2 and 5.3, acceptance fees pursuant to Section 5.4, Letter of Credit fees pursuant to Section 5.5, and interest on overdue amounts pursuant to Section 5.6; and

(e)	fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 6.2;

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

6.3          Taxes

(a)	Withholding: The Borrower agrees that any and all payments by the Borrower to or for the benefit of the Agent and the Lenders under this Agreement shall be, except as required by law or expressly provided in this Section 6.3(a), free and clear of and without set-off, counterclaim, reduction or deduction for any and all present or future Taxes other than Excluded Taxes. If the Borrower shall be required to deduct or withhold any Taxes (other than Excluded Taxes) from or in respect of any sum payable hereunder to the Agent or any Lender:

(i)	the sum payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions applicable to additional sums payable under this Section 6.3(a)), the Agent or such Lender has received an amount equal to the sum it would have received had no such deductions or withholdings been made;

(ii)	the Borrower shall make such deductions or withholdings; and

(iii)	the Borrower shall pay the full amount deducted or withheld to the relevant taxing authority or other authority in accordance with applicable law and shall provide the

Agent with official receipts or other documentation evidencing such payment within a reasonable period of time from receipt by it of such receipts or other documentation.

If the Borrower is required by law to withhold, deduct or otherwise reduce or set-off amounts from any payments hereunder, but the Borrower is not required to make a corresponding increase in the sum payable pursuant to clause (i) above, the Borrower shall notify the Agent in writing of the amount it has withheld, or intends to withhold, from any payment hereunder in respect of such legal requirement or, if the Agent and the Borrower so agree, the Agent may make or confirm such calculations as may be requisite to determine the amount of the required withholding and notify the Borrower thereof in writing. Provided that the amount stated by the Borrower in any such notice given by it was determined by the Borrower in good faith, the Borrower shall not be considered to be in default hereunder, or to have failed to make any required payment hereunder, for any purpose if the Borrower withholds from any such payment the amount set forth in any such notice;

(b)	Stamp and Other Taxes: In addition to the payments by the Borrower required by Section 6.3(a)(i), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with Applicable Laws;

(c)	FATCA: If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA or Canadian equivalent legislation, regulations or other guidance if such Lender were to fail to comply with the applicable reporting requirements of FATCA or Canadian equivalent legislation, regulations or other guidance (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable, or the Income Tax Act (Canada)), such Lender shall deliver to the Borrower and/or the Agent (as applicable) at the time or times prescribed by Applicable Laws and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by Applicable Laws (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA or Canadian equivalent legislation, regulations or other guidance and to determine that such Lender has complied with such Lender's obligations under FATCA or Canadian equivalent legislation, regulations or other guidance (or is exempt from withholding thereunder) or to determine the amount to deduct and withhold from such payment. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Agent in writing of its legal inability to do so;

(d)	Refunds: If any Taxes (other than Excluded Taxes) are imposed on or with respect to any payment on or under this Agreement, in consequence of which the Borrower is required to make any additional payment to the Agent or any Lender under Section 6.3(a)(i), and if the Agent or such Lender is entitled to a cash refund or to a credit which is applied against Taxes otherwise payable in the applicable taxation year of the Agent or such Lender and in either case which is both identifiable and quantifiable by the Agent or such Lender as being attributable to the imposition of such Taxes (a "Tax Refund"), and such Tax Refund may be obtained without increased liability to the Agent or such Lender by filing one or more forms, certificates, documents, applications or returns (collectively, the "Forms"), then the Agent or such Lender shall within a reasonable time after receiving a written request from the Borrower (which request shall specify in reasonable detail the Forms to be filed and explain the actions necessary to obtain such Tax Refund), file such Forms. If the Agent or such Lender subsequently receives a Tax Refund, and the Agent or such Lender is able to identify the Tax Refund as being attributable, in whole or in part, to the Tax with respect to which such additional payment was made, then the Agent or such Lender shall reimburse the Borrower such amount as the Agent or such Lender shall determine acting in good faith to be the proportion of the Tax Refund, together with any interest received thereon, attributable to such additional payment as will leave the Agent or such Lender after the reimbursement in the same position as it would have been if the additional payment had not been required; provided that, if any Tax Refund reimbursed by the Agent or a Lender to the Borrower is subsequently disallowed, the Borrower shall repay the Agent or such Lender such amount (together with interest and any applicable penalty payable by the Agent or such Lender to the relevant taxing authority) promptly after receipt of notice by the Agent or such Lender of such disallowance. The Borrower agrees to reimburse the Agent or such Lender for the reasonable out-of-pocket expenses of the Agent or such Lender, if any, incurred in complying with any request hereunder and agrees that all costs incurred by the Agent or such Lender in respect of this Section 6.3(d) may be deducted from the amount of any reimbursement to the Borrower in respect of any Tax Refund pursuant to this Section 6.3(d);

(e)	Cooperation: In the event that the Borrower makes any indemnification payment to the Agent or a Lender under Section 6.3 and in the event the Agent or such Lender determines in its good faith judgment that it is not liable for the Taxes for which such indemnification payment was made, the Agent or such Lender agrees to use reasonable efforts to cooperate with the Borrower in contesting the liability for such Taxes; provided that, the Borrower shall reimburse the Agent or such Lender for any reasonable out-of-pocket costs and expenses incurred in providing such cooperation and shall indemnify and hold the Agent or such Lender harmless from and against any liabilities incurred as a result of the Agent or such Lender providing such cooperation or contesting such liability, and provided further that no such cooperation shall be required if such contest shall in the good faith judgment of the Agent or such Lender subject it to any liability not covered by such indemnity; and

(f)	Indemnity for Taxes: The Borrower shall indemnify the Agent and each Lender, within 30 days after written demand therefor, for the full amount of any Taxes (other than Excluded Taxes) paid by the Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any Loan Document (including Taxes (other than Excluded Taxes) imposed or asserted on or attributable to amounts payable under Section 6.3) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes (other than Excluded Taxes) were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender, or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

6.4          Account Debit Authorization

The Borrower authorizes and directs the Agent, in its discretion acting reasonably, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with the Agent for all amounts due and payable under this Agreement, including, but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

ARTICLE 7
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

7.1          Conditions Precedent to Amendment and Restatement

This Agreement shall become effective, and the Prior Agreement shall be amended and restated as herein provided, in each case, on the date (the "Effective Date") each of the following conditions precedent are satisfied or waived by the Lenders hereunder:

(a)	the Loan Documents (including, for certainty, new Guarantees) shall have been fully executed and delivered, each in form and substance satisfactory to the Agent and the Lenders, and, all registrations, filings and recordings necessary or desirable (as determined by the Lenders' Counsel, acting reasonably) to preserve, protect and perfect the Security shall have been made and completed;

(b)	the Agent shall have received a proper and timely notice substantially in the form of Schedule B requesting Borrowings under the Credit Facility in an amount which will fully repay all Operating Indebtedness (other than the Existing Letters of Credit), under the Operating Credit Agreement and the facility established under the Operating Credit Agreement shall have been fully repaid and cancelled;

(c)	the Borrower shall have prepaid or paid into trust in full the 2018 Notes pursuant to and in accordance with Section 8.2 of the 2008 Note Purchase Agreement, including the principal amount outstanding, all accrued and unpaid interest and the make-whole amount associated with such prepayments (or it shall have made such other repayment arrangements as may be acceptable to the Agent, acting reasonably) and the Agent shall have received satisfactory evidence of such prepayment or payment into trust;

(d)	the sale by the Borrower of the Olds/Garrington Properties (the "Subject Disposition") for net cash proceeds (before transaction costs) of approximately Cdn. $283,000,000 shall have closed and the Borrower shall have used, or shall concurrently use, the net cash proceeds of the Subject Disposition to prepay (in part) the 2018 Notes as required pursuant to subparagraph (c) above;

(e)	the Note Purchase Agreements shall have been amended and restated in the form previously provided to the Agent and the Lenders on October 11, 2017 and the Agent shall have received certified copies of such amended and restated Note Purchase Agreements;

(f)	no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 2.2 shall be true and correct in all respects, and the Borrower shall have delivered to the Agent and the Lenders a certificate of the Borrower certifying the same;

(g)	each Loan Party shall have delivered to the Agent:

(i)	as and if applicable, a current certificate of status, good standing or compliance;

(ii)	certified copies of its articles and by-laws or equivalent constating documents or governing agreements;

(iii)	certified copies of all applicable resolutions authorizing the Credit Facility, Loan Documents and transactions contemplated hereby and thereby; and

(iv)	certificates of incumbency in respect of the persons executing and delivering the Loan Documents to which it is a party;

(h)	the Borrower shall have delivered or caused to be delivered to the Agent:

(i)	a Compliance Certificate of the Borrower in accordance with the Credit Agreement demonstrating, inter alia, compliance with the financial covenant in Section 8.3 on a pro forma basis; and

(ii)	such other closing certificates and documents as are customary for transactions such as those contemplated by the Loan Documents;

(i)	the Agent and the Collateral Agent shall have received a no interest acknowledgement from PrairieSky Royalty Ltd. in respect of PrairieSky Royalty Ltd.'s Alberta Personal Property registration number 17011833836, which shall be in form and substance satisfactory to the Agent, acting reasonably;

(j)	the Agent shall have received evidence satisfactory to the Agent (acting reasonably) that the only Security Interests against the Loan Parties are Permitted Encumbrances (including a Security Interest over the Borrower's and, subject to Section 9.1(e), each Subsidiary's property in favour of the Lenders and Swap Lenders and the holders of the Notes pursuant to the terms of the Collateral Agency and Intercreditor Agreement);

(k)	the Agent and the Lenders shall have received legal opinions from each of (i) legal counsel to the Borrower and (ii) Lenders' Counsel, each of which shall be in form and substance satisfactory to the Lenders, acting reasonably;

(l)	the Borrower shall have paid to the Agent, for each Lender, an amendment fee in Canadian Dollars in an amount equal to 0.50% of the aggregate amount of each such Lender's Commitments after giving effect to the amendment and restatement of the Prior Agreement as contemplated hereby, together with all other fees and expenses previously agreed and then payable between the Agent or the Lenders (as applicable) and the Borrower shall have been paid by the Borrower to the Agent for the account of the Agent or the Lenders (as applicable);

(m)	prior to or concurrently with the execution of this Agreement, each Fronting Lender has received, in form and substance satisfactory to it, an agreement between the Borrower and such Fronting Lender with respect to the fees payable pursuant to Section 5.5(b) duly executed by the Borrower and such Fronting Lender;

(n)	the Agent and the Lenders shall have received all such other documentation and information reasonably requested from the Borrower and its Subsidiaries in connection with any AML Legislation as may be required in accordance with Section 14.7 hereof (including, for certainty, internal compliance requirements of each Lender), in each case to the extent requested at least five Business Days prior to the date hereof; and

(o)	the Agent shall have received such other documentation and information as may be reasonably requested by the Agent.

7.2          Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Sections 3.4, 3.11, 3.12 or 3.14 is subject to and conditional upon the following:

(a)	the satisfaction of the conditions set forth in Section 7.1;

(b)	except in respect of Swingline/Overdraft Loans, the Agent shall have received a proper and timely notice from the Borrower substantially in the form of Schedule B requesting such Borrowings;

(c)	that on each Drawdown Date, Conversion Date and Rollover Date, no Default or Event of Default has occurred and is continuing;

(d)	that on each Drawdown Date:

(i)	the representations and warranties of the Borrower set forth in Section 2.2 (with the exception of those representations which were stated to be made as at the Effective Date) shall be true and accurate in all material respects on and as of such Drawdown Date; and

(ii)	the Borrowing to be effected by the requested Accommodation shall not result in the occurrence of a Default or Event of Default;

(e)	after giving effect to the proposed Accommodation, Conversion or Rollover, the outstanding principal of all Borrowings outstanding under the Credit Facility shall not exceed the Total Commitment; and

(f)	after giving effect to the proposed Accommodation, Conversion or Rollover and the application of proceeds thereof, the Borrower would not have any Excess Cash.

7.3          Waiver of a Condition Precedent

The terms and conditions of Sections 7.1 and 7.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Agent or the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE 8
COVENANTS OF THE BORROWER

8.1          Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a)	Payment and Performance: the Borrower shall duly and punctually pay all sums of money due by it hereunder and perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b)	Corporate Existence: the Borrower shall, subject to Section 8.2(b), maintain its corporate existence in good standing under the laws of the Province of Alberta and register and qualify and remain registered and qualified as a corporation authorized to carry on business under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(c)	Existence of Subsidiaries: the Borrower shall, subject to Section 8.2(b), cause each Subsidiary which is a corporation to maintain its corporate existence and cause each Subsidiary which is a partnership to maintain its partnership existence and cause each Subsidiary which is a trust to maintain its existence as a trust, each in good standing under the laws of the jurisdiction of incorporation or creation, as the case may be, and shall cause each to register and qualify and remain registered and qualified as an extra provincial corporation, partnership or trust, as the case may be, authorized to carry on business under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(d)	Maintenance of Petroleum and Natural Gas Properties: the Borrower shall and shall cause each of the other Loan Parties to, subject to Permitted Dispositions, maintain and operate all of its properties and assets, including, without limitation, its petroleum and natural gas properties and related production facilities, in a good and workmanlike manner and in accordance with good oilfield practice except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect, and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties so as not to materially and adversely impair its ability to perform its obligations under this Agreement and the other Loan Documents, and the Borrower shall and shall cause each of the other Loan Parties to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, other than non-compliance which does not have a Material Adverse Effect;

(e)	Insurance: the Borrower shall and shall cause each of the other Loan Parties to maintain or have maintained on its behalf in full force and effect such policies of insurance in such amounts (including deductibles, co-insurance and self-insurance as is in accordance with prudent oil and gas industry practice) issued by insurers of recognized standing covering the properties and operations of the Loan Parties including, without limitation, their oil and gas properties and related production facilities, as is customarily maintained by persons of similar size engaged in the same or similar business in the localities where such properties and operations are located;

(f)	Compliance With Laws and Regulations: the Borrower shall and shall cause each of the other Loan Parties and each Subsidiary to:

(i)	comply in all respects with all Applicable Laws, rules, regulations and orders of Governmental Authorities, including, without limitation, Environmental Laws;

(ii)
observe and conform in all respects to all valid requirements of any governmental or municipal authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held; and

(iii)	comply in all respects with all permits, licences and authorizations which are required under Environmental Laws,

except to the extent failure to so comply or failure to so observe and conform does not have and would not reasonably be expected to have a Material Adverse Effect;

(g)	Notices: the Borrower shall:

(i)	promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any Hazardous Material or of any Release into the environment from or upon the land or property of any Loan Party or of any Subsidiary which has or would reasonably be expected to have a Material Adverse Effect;

(ii)	if it or any of its Subsidiaries receives any notice requiring the Borrower or a Subsidiary thereof, as the case may be, to take any action in connection with the release of Hazardous Materials into the environment or alleging that the Borrower or the Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect, provide the Agent with written notice thereof;

(iii)	provide prompt notice to the Agent of any matter of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(iv)	provide the Agent with prompt written notice of any action, suit, litigation or other proceeding which is commenced or threatened against any Loan Party or against any Subsidiary and which involves a claim against any of them which has or would reasonably be expected to have a Material Adverse Effect;

(v)	provide prompt notice to the Agent of any Default or Event of Default; and

(vi)	provide prompt notice to the Agent of the acquisition, creation or existence of each new Subsidiary after the date hereof.

(h)	Environmental Matters: the Borrower shall, upon the request of the Agent, acting reasonably, make available for discussion with the Agent and the Lenders at all reasonable times the senior officers of any Loan Party and any Subsidiary primarily responsible for the environmental activities and affairs of such Loan Party or such Subsidiary and shall provide to the Agent, on its request, any report which any Loan Party or any Subsidiary provides to its directors with respect to the environmental activities and policies of such Loan Party or such Subsidiary at the same time as it provides such report to its directors;

(i)	Payment of Taxes and Government Levies: the Borrower shall and shall cause each of the other Loan Parties to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, fees and dues, validly levied, assessed or imposed upon it, or upon its properties or any part thereof, by any government authority as and when the same become due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(j)	Maintenance of Books and Records: the Borrower shall and shall cause each of the other Loan Parties to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent and subject to any applicable confidentiality provisions, make the same available for confidential inspection by the Agent and its employees at all reasonable times;

(k)	Year End Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within ninety (90) days after the end of each Fiscal Year of the Borrower, a consolidated balance sheet of the Borrower as at the close of such Fiscal Year, a consolidated statement of income and accumulated earnings of the Borrower, a consolidated statement of cash flows of the Borrower and a consolidated statement of shareholders' equity of the Borrower for such Fiscal Year, setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report, containing:

(i)	such auditor's confirmation that their examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as they considered necessary in the circumstances; and

(ii)	such auditor's opinion that such consolidated financial statements present fairly the consolidated financial position of the Borrower as of the close of such Fiscal Year and the results of its operations and the changes in its financial position for the Fiscal Year then ended in accordance with Generally Accepted Accounting Principles consistently applied;

(l)	Quarterly Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within forty-five (45) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a consolidated balance sheet of the Borrower as at the end of such Fiscal Quarter, a consolidated statement of income and accumulated earnings of the Borrower, a consolidated statement of cash flows of the Borrower and a consolidated statement of shareholders' equity of the Borrower for such period, prepared on an unaudited basis which is consistent with the corresponding period of the preceding Fiscal Year;

(m)	Compliance Certificate: the Borrower shall furnish to the Agent within forty-five (45) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, and within ninety (90) days after the end of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate together with such back-up information as the Agent may reasonably require;

(n)	Other Reports and Notices: the Borrower shall furnish to the Agent:

(i)	as soon as available and, in any event, within 90 days after the end of each Fiscal Year of the Borrower:

(A)	a copy of its annual financial forecast covering the period until the Maturity Date (including particulars on a monthly basis and, beginning with the Fiscal Year ending December 31, 2017, particulars of any variance of such annual forecast to the three most recently delivered financial forecasts of the Borrower pursuant to this clause (A));

(B)	an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer, together with the lease operating statements of the Borrower and its Subsidiaries for the immediately preceding 12 months; and

(C)	a copy of its consolidated operating and capital budget for the next fiscal year (including budget particulars on a quarterly basis), approved by the board of directors of the Borrower,

each of the foregoing to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(ii)	a true and complete copy of each material amendment, modification or restatement of (for certainty, including any renewal or extension), and any material waiver or consent under, any Note Document, Junior Debt Financing Agreement or Permitted Refinancing Document within 5 Business Days after any such amendment, modification, restatement, renewal, extension is made or entered into, or any such waiver or consent thereunder is given;

(iii)	unless detailed in the financial statements furnished pursuant to Section 8.1(k), concurrently with furnishing such financial statements, a report detailing the Borrower's current hedging policies (approved by the board of directors of the Borrower) and the status of all outstanding Swap Agreements, including, inter alia, detailing the mark-to-market value of all outstanding Swaps and demonstration of compliance with Section 8.2(f), such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(iv)	promptly upon transmission thereof, all financial statements, proxy statements, annual information forms, information circulars, notices and reports as the Borrower shall send to its shareholders and copies of all prospectuses filed by the Borrower with Canadian and United States securities regulatory authorities, registration statements and all material change reports which the Borrower files with any Canadian or United States securities regulatory authorities;

(v)	promptly upon transmission thereof, all notices of meetings of the shareholders of the Borrower; and

(vi)	promptly upon transmission thereof, any request of the shareholders of the Borrower for the calling of a meeting of the shareholders of the Borrower,

and the Borrower shall be entitled to deliver any of the foregoing and the financial statements described in Sections 8.1(k) and 8.1(l) by advising the Agent, prior to the date or time such statements, reports or other filings are required to be provided to the Agent, that the same have been posted on www.SEDAR.com, provided the Borrower has, in fact, posted the same;

(o)	Additional Information: subject to any applicable confidentiality provisions, the Borrower shall and shall cause each of the other Loan Parties to furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower or such Loan Party as the Agent may reasonably request from time to time (including on request by a Lender, engineering evaluation reports in respect of the Petroleum and Natural

Gas Rights of the Loan Parties, mineral property reports of the Loan Parties and copies of any underlying leases in respect of the Petroleum and Natural Gas Rights and other real property interests of the Loan Parties) and the Borrower shall and shall cause each of the other Loan Parties to permit any person designated in writing by the Agent, at the Lenders' expense prior to a Default and at the Borrower's reasonable expense after a Default which has occurred and is continuing but subject, in either case, to such reasonable access restrictions as may be imposed by the operator of the properties and assets in accordance with its ordinary business practices, to visit and inspect the Borrower's or such Loan Party's properties and assets, including, without limitation, their oil and gas properties and related production facilities and to carry out such environmental reviews as the Agent, in its sole discretion, acting reasonably, deems advisable, and to examine the books and financial records of the Borrower or such Loan Party and to discuss the affairs, finances and accounts, all at such reasonable times and as often as may be reasonably requested; provided, however, that such person or persons representing the Agent shall hold all information obtained as a result of such visit or visits in strict confidence for the use of the Agent and the Lenders in the conduct of their business related to the transactions contemplated by this Agreement;

(p)	Comply with Permitted Encumbrances: the Borrower shall and shall cause each of the other Loan Parties to comply with all obligations under any Permitted Encumbrances, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(q)	Ownership of Subsidiaries: the Borrower shall ensure that each Subsidiary will at all times be a direct wholly-owned Subsidiary of the Borrower or of another Subsidiary or of the Borrower and one or more Subsidiaries;

(r)	Notices in Respect of Note Documents, Permitted Junior Debt and Permitted Refinancing Debt: The Borrower shall provide to the Agent:

(i)	Notice of Default - as soon as reasonably practicable, and in any event no later than 3 Business Days after becoming aware of a default or event of default under any Note Document, Junior Debt Financing Agreement or Permitted Refinancing Document, an officer's certificate describing in detail such default or event of default and specifying the steps, if any, being taken to cure or remedy the same;

(ii)	Notice of Proposed Amendments –not less than 5 Business Days' prior written notice of any proposed alteration, amendment, modification or supplement to, or restatement of, any Note Document, Junior Debt Financing Agreement or Permitted Refinancing Document (or any waiver or consent to like effect) prior to the execution and delivery (or provision, in the case of such a consent or waiver) thereof, which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent;

(s)	Pension Plans: the Borrower shall and shall cause each of the other Loan Parties to:

(i)	comply with all federal, provincial, state and local laws, statutes and regulations and all contracts, plans and agreements relating to each Pension Plan to which it is a party or is otherwise bound, if any, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect; and

(ii)	pay all amounts due and owing under any such Pension Plan in full, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(t)	Anti-Terrorism Laws; Anti-Money Laundering Laws; Anti-Corruption Laws Representations Continue to be True: the Borrower shall and shall cause each of its Subsidiaries to conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 2.1(s) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made);

(u)	Early Hedge Terminations and Hedge Monetizations: if, immediately after the Disposition by the Borrower or any other Loan Party of its respective property or assets, the Borrower, on a consolidated basis, has Commodity Swaps outstanding which exceed 100% of underlying production exposure (based on the Borrower's and its Subsidiaries aggregate average daily production (net of royalties) of: (x) oil (including natural gas liquids) and bitumen; or (y) natural gas, in each case, from the assets and property not Disposed of and in the Fiscal Quarter immediately preceding such Disposition), then the Borrower shall, or shall cause the other Loan Parties to, effect Early Hedge Terminations and/or Hedge Monetizations such that the Borrower, on a consolidated basis, does have Commodity Swaps outstanding which exceed 100% of such underlying production exposure; and

(v)	Excess Cash Balances: if on any day the Borrower and its Subsidiaries have Excess Cash, within 3 Business Days, the Borrower shall repay or cause to be repaid Borrowings under the Credit Facility in an amount equal to the lesser of (i) the amount of such Excess Cash on the date of such repayment; and (ii) the amount of the Borrowings under the Credit Facility (excluding therefrom Letters of Credit, other than Letters of Credit that have been drawn and not reimbursed in accordance with Section 3.8) outstanding on the date of such repayment.

8.2          Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that, without the prior written consent of the Lenders:

(a)	Negative Pledge: except for Permitted Encumbrances, the Borrower shall not and shall not permit any of the other Loan Parties to create, incur, assume or suffer to exist any Security Interest, upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Petroleum and Natural Gas Rights and related production facilities;

(b)	Limitation on Debt: the Borrower shall not have, incur, assume or otherwise become liable, or permit any other Loan Party to have, incur, assume or otherwise become liable, for any Debt other than Permitted Debt;

(c)	Restriction on Amalgamation etc.: the Borrower shall not and shall not permit any of the other Loan Parties to enter into any transaction (other than a transaction involving only Loan Parties) whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a "Successor") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "Transaction") unless:

(i)	the Majority Lenders, acting reasonably, are satisfied with the resulting creditworthiness of the Successor after the Transaction;

(ii)	prior to or contemporaneously with the consummation of such Transaction:

(A)	the Successor is or will be (by operation of law or otherwise) bound by or have assumed all the covenants and obligations of the Borrower or such Loan Party under the Loan Documents to which it is a party; and

(B)	the Loan Documents to which it is a party will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Agent and the Lenders, as against the Successor, to exercise all their rights under the Loan Documents to which it is a party;

and provided that the Successor shall also execute and/or deliver to the Agent such documents (including assumption agreements and legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish (A) and (B) above;

(iii)	the Successor is an entity governed by or created under the federal laws of Canada or the laws in force in a province of Canada, and in the case of the Borrower only, the Successor is a corporation;

(iv)	such Transaction shall not have a Material Adverse Effect;

(v)	such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Agent and the Lenders hereunder and under any other Loan Documents and not to affect adversely the potential liability of the Agent and the Lenders for any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or political subdivision thereof or any authority or agency therein or thereof having power to impose or levy taxes, duties, assessments or charges;

(vi)	such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances; and

(vii)	no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

and provided further that, in the case of a transaction involving only Loan Parties that would otherwise constitute a Transaction, the Borrower shall not and shall not permit any of the Loan Parties to enter into such a transaction unless the conditions specified in subsections (ii)(A) and (B), (iii) and (vii) above are satisfied, and the Successor shall execute and/or deliver to the Agent such documents (including assumption agreements and legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish the matters set forth in subsection (ii)(A) and (B) above;

(d)	Change of Business: the Borrower shall not and shall not permit any of the other Loan Parties to change in any material respect the nature of its business or operations from the exploration for, and development, production, marketing, transportation and processing of, petroleum, natural gas and related products, nor engage directly or indirectly in any material business or activity not primarily related to the conduct of its business or operations as presently carried on;

(e)	Restriction on Dispositions: subject to Section 8.2(f) and other than Permitted Dispositions and any Swan Hills Sale Event, the Borrower shall not, and shall not permit any other Loan Party to, Dispose of any of their respective property or assets to any person if:

(i)	such Disposition has or would reasonably be expected to have a Material Adverse Effect; or

(ii)	if the net cash proceeds received by the Borrower and its Subsidiaries from all Dispositions (excluding Permitted Dispositions and any Swan Hills Sale Event) exceed, in the aggregate, Cdn. $100,000,000 (or the Equivalent Amount thereof in any other currency);

for certainty, the Borrower shall not Dispose of all or any part of the Swan Hills Project in one or more transactions where the cumulative net cash proceeds in respect thereof received by the Borrower on the date thereof is less than Cdn. $85,000,000;

(f)	Restriction on Sale of Lindbergh Properties and Groundbirch Properties: Notwithstanding Section 8.2(e) and in addition thereto, the Borrower shall not, and shall not permit any other Loan Party to Dispose of any of the Lindbergh Properties or the Groundbirch Properties (for certainty, any Disposition of any portion of, or any interest in, any of the Lindbergh Properties or Groundbirch Properties shall be deemed to be a Disposition caught by the restrictions set forth in this Section 8.2(f)), other than a Disposition in the ordinary course of business and in accordance with sound industry practice in Alberta of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(g)	Swap Amounts: the Borrower shall not and shall not permit any of the other Loan Parties to:

(i)	enter into any Swap with any person unless such Swap complies with the then applicable hedging policies with respect to Swaps approved by the board of directors of the Borrower;

(ii)	enter into any Swap with any person unless such Swap is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes;

(iii)	in addition to and without limiting the foregoing, enter into any Commodity Swap with a term of more than 3 years or which otherwise expires after the Maturity Date; or

(iv)	in addition to an without limiting the foregoing, permit the aggregate daily quantity hedged under Commodity Swaps to exceed 90% of the Borrower's and its Subsidiaries aggregate average daily production (net of royalties) of: (x) oil (including natural gas liquids) and bitumen; or (y) natural gas, in each case, in the Fiscal Quarter immediately preceding the entering into of such Commodity Swaps;

(h)	Restriction on Financial Assistance: except for Permitted Financial Assistance, the Borrower shall not and shall not permit any of the other Loan Parties to provide any form of Financial Assistance to any person;

(i)	Transactions With Affiliates: except to the extent permitted by Section 8.2(h) above and except for transactions between Loan Parties, the Borrower shall not and shall not permit any of the other Loan Parties to engage in any material transaction with any Affiliate of the Borrower on terms which are materially less favourable to the Borrower or such Loan Party than would be obtainable at the time in a comparable transaction with any person which is at arms-length to the Borrower;

(j)	Limitation on Distributions: the Borrower shall not and shall not permit any other Loan Party to make any Distribution;

(k)	Limitation on Investments: the Borrower shall not and shall not permit any other Loan Party to make any Investment other than Permitted Investments;

(l)	Limitation on Granting Royalty Interests: the Borrower shall not and shall not permit any Subsidiary to, grant a gross overriding royalty or similar transaction over any of their respective property or assets, if the holder of such royalty is granted a Security Interest against any property or assets of the Borrower or any Subsidiary in connection therewith; and

(m)	No Accounts other than with Agent: the Borrower shall not, nor shall it permit any Subsidiary to: (i) establish or maintain any operating accounts, deposit accounts or other bank accounts or any securities accounts with, or (ii) have any cash or Cash Equivalents on deposit with, in each case, any financial institution or other person except the Agent (provided the Agent offers such accounts and other products and services on commercially competitive terms, failing which, such accounts shall be maintained with another Lender acceptable to the Agent, acting reasonably).

8.3          Financial Covenant

During the term of this Agreement, regardless of whether the Borrower has any Borrowings hereunder, the Borrower covenants with the Agent and the Lenders that the Interest Coverage Ratio shall not be less than:

(a)	for the Fiscal Quarter ending September 30, 2017, 4.00 to 1.00;

(b)	for the Fiscal Quarter ending December 31, 2017, 1.21 to 1.00;

(c)	for the Fiscal Quarter ending March 31, 2018, 1.00 to 1.00;

(d)	for the Fiscal Quarter ending June 30, 2018, 0.87 to 1.00;

(e)	for the Fiscal Quarter ending September 30, 2018, 1.12 to 1.00;

(f)	for the Fiscal Quarter ending December 31, 2018, 1.08 to 1.00; and

(g)	for the Fiscal Quarter ending March 31, 2019, 1.17 to 1.00,

provided that, following the occurrence of a Swan Hills Sale Event and notwithstanding the Interest Coverage Ratios listed in subparagraphs (a) through (g) of this Section 8.3, for any Fiscal Quarters ending after such Swan Hills Sale Event (and, for certainty, without retroactive effect), the Interest Coverage Ratio shall, for such applicable Fiscal Quarters, not be less than:

(h)	for the Fiscal Quarter ending September 30, 2017, 4.00 to 1.00;

(i)	for the Fiscal Quarter ending December 31, 2017, 0.77 to 1.00;

(j)	for the Fiscal Quarter ending March 31, 2018, 0.75 to 1.00;

(k)	for the Fiscal Quarter ending June 30, 2018, 0.68 to 1.00;

(l)	for the Fiscal Quarter ending September 30, 2018, 1.03 to 1.00;

(m)	for the Fiscal Quarter ending December 31, 2018, 1.01 to 1.00; and

(n)	for the Fiscal Quarter ending March 31, 2019, 1.13 to 1.00.

8.4          Most Favoured Lenders

If at any time any Note Document is proposed to be amended, modified or supplemented to include, whether directly or indirectly: (a) any one or more conditions, covenants, events of default or other terms that are not provided for in the Loan Documents taking into account the different relevant circumstances between the applicable Note Purchase Agreements and the holders of the Notes and the Loan Documents and the Lenders, or (b) any one or more conditions, covenants, events of default or other terms that are more proscriptive or restrictive on the Borrower and its Subsidiaries, taken individually or as a whole, than the same or similar conditions, covenants, events of default or other terms provided in the this Agreement or the other Loan Documents taking into account the different relevant circumstances between the applicable Note Purchase Agreements and the holders of the Notes and the Loan Documents and the Lenders, then such provisions shall automatically be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under the Credit Agreement except pursuant to the provisions of Section 14.4, unless the Agent on behalf of the Majority Lenders provides written notice to the Borrower no later than 20 days after receiving notice of such provisions having been included in the applicable Note Purchase Agreements that they object to one or more of such proposed additional or more proscriptive or restrictive conditions, covenants, events of default or other terms and such objected to terms will thereafter not be incorporated into this Agreement. Thereafter, upon the request of the Majority Lenders, the Loan Parties shall enter into an amendment to the Loan Documents evidencing the incorporation of such additional or more proscriptive or restrictive conditions, covenants, events of default or other terms, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in subparagraph (ii) of the immediately preceding sentence. All costs and expenses of the Agent and the Lenders incurred in connection with any such amendment (including, without limitation, the reasonable fees and expenses of Lenders' Counsel) shall be paid for by of the Borrower in accordance with the expense reimbursement provisions set forth in Section 11.6. For greater certainty, any condition, covenant, event of default or other term in effect under the Note Purchase Agreements on or before the date hereof shall not trigger the requirements under this Section 8.4.

8.5          Equivalent Consideration

(a)	If at any time any Note Document shall be amended, modified or supplemented, whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to increase the interest rate applicable to any Notes issued thereunder, then the interest rate applicable to any Accommodation (or the acceptance fee in the case of Bankers' Acceptances and the issuance fee in the case of Letters of Credit) shall be the interest rate (or fee) otherwise in effect therefor plus a number of basis points equal to the interest rate increase (expressed in basis points) applicable from time to time to any outstanding note under the Note Purchase Agreements as a result of such amendment, modification or supplement. In addition, the standby fees payable under this Agreement will increase by 25% of the amount that the acceptance fee applicable to Bankers' Acceptances increases. Any such increased interest rate (or fee) applicable to the Accommodations or any such increased standby fee shall be effective as of the date of effectiveness of the increased interest rate applicable to such notes and shall remain in effect until the date such increased interest rate shall no longer apply to such notes.

(b)	If any fee shall be paid to any noteholder under the Note Purchase Agreements solely in their capacity as such a noteholder in excess of, or in addition to, any fee payable to such noteholder under the Note Purchase Agreements as in effect on the date of the Note Purchase Agreement or the most recent amendment and restatement thereto, as the case may be, then a fee shall be paid to each Lender in an amount which bears the same relationship to the Commitment held by such Lender as the amount of such excess or such addition bears to the principal amount of the Notes to which such excess or addition relates.

(c)	If any consideration shall be paid to each noteholder under a Note Purchase Agreement solely in their capacity as such (and not, for greater certainty, in any of their capacities as a counterparty under any Swap and not including (i) any withholding tax gross-up payment or other compensatory payment made to a noteholder on account of any increased costs or reduced returns incurred or suffered by such noteholder from a change in law, compliance by such noteholder with regulatory requirements or otherwise; (ii) any extension fee payable to any of the noteholders solely in connection with extending the maturity date of any of the Notes held from time to time by such noteholders; or (iii) any other amounts payable to any such noteholder in connection with transactions, advisory services or other services of any kind entered into or provided by such noteholder to the Borrower or any Affiliate of the Borrower where such transactions or services are not directly related to the Note Purchase Agreements), other than as specified in the foregoing subparagraphs (a) and (b), then the equivalent of such consideration shall be paid to each Lender.

For certainty, the foregoing subparagraphs (b) and (c) shall not apply to make-whole fees or premiums under the Note Purchase Agreements as they are in effect as of the date hereof.

ARTICLE 9
SECURITY

9.1          Security on all Assets

(a)	The Lender Obligations shall be secured, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of the Borrower and each of its Subsidiaries (collectively, the "Collateral"), subject to the Collateral Agency and Intercreditor Agreement and to Sections 9.1(e) and 9.8 hereof.

(b)	The Borrower shall execute and deliver Security and shall cause each of its Subsidiaries to execute and deliver Security (including the guarantees substantially in the forms of Schedule J and Schedule K annexed hereto), in each case with such amendments, modifications and insertions as may be required by the Agent, acting reasonably.

(c)	The Borrower (i) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Subsidiary created or acquired after the date hereof, together with such other information as the Agent or the Collateral Agent may reasonably require, and (ii) shall promptly, and in any event within 15 days of such acquisition, creation or existence, cause each new Subsidiary to promptly execute and deliver to the Agent and the Collateral Agent (as applicable) the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably); provided that, notwithstanding the foregoing, the Borrower shall deliver the Security contemplated hereby concurrently upon the acquisition, creation or existence of each Subsidiary which holds property and assets which, in the aggregate, have a fair market value greater than Cdn. $1,000,000 (or the Equivalent Amount thereof in any other currency).

(d)	In addition to the Security described in subparagraphs (b) and (c) of this Section 9.1, the Borrower shall execute and deliver, or shall cause to be executed and delivered, all such guarantees and mortgages, deeds of trust, debentures, pledge agreements, assignments, control agreements, security agreements, stock transfer powers executed in blank and other agreements, documents or instruments as may be required by the Majority Lenders, acting reasonably (each in form and substance satisfactory to the Majority Lenders) in order to, or to more effectively, charge in favour of the Agent or the Collateral Agent, as applicable, or grant Security Interests in favour of the Agent or the Collateral Agent, as applicable, on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind) of the Borrower and its Subsidiaries as continuing collateral security for, inter alia, the payment and performance by the Borrower of all Lender Obligations, including to grant the fixed charge security contemplated hereby.

(e)	Notwithstanding any other provision in this Section 9.1 to the contrary:

(i)	subject to Section 9.1(e)(ii), for so long as a Loan Party has assets having a fair market value of less than Cdn. $1,000,000 and carries on no active business, the Borrower shall not be required to cause such Subsidiary to execute or deliver Security under or in connection with this Agreement; and

(ii)	the Borrower shall ensure that, at all times, the aggregate fair market value of the assets of all Subsidiaries which have not executed and delivered Security under or in connection with this Agreement as aforesaid is less than Cdn. $2,500,000.

9.2          Registration and Fixed Charge Security

(a)	The Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Borrower shall not be obligated to register the Security at any land titles or land registry offices (including the Alberta Land Title Office) or under the Mines and Minerals Act (Alberta) or similar legislation in other jurisdictions except in accordance with Section 9.1(b). The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

(b)	The Borrower shall, and shall cause its Subsidiaries to, promptly:

(i)	register the Security in all applicable land titles and land registry offices (including the filing of security notices under the Mines and Minerals Act (Alberta) and, if applicable, a mortgage or caveat under the Land Titles Act (Alberta), and similar notices, filings or registrations in other jurisdictions); and/or

(ii)	grant to the Agent or the Collateral Agent, as applicable, fixed charges or fixed charge mortgage security, as applicable (in form and substance satisfactory to the Agent or the Collateral Agent, as applicable, each acting reasonably) against any or all of its interests in land (including its Petroleum and Natural Gas Rights and any fixtures), in each case, as required by the Agent or the Collateral Agent, as applicable, (and together with all registration materials, legal opinions and officer's certificates as the Agent may require, acting reasonably) upon the occurrence of any one or more of the following:

(A)	an Event of Default; or

(B)	the occurrence of an event, circumstance or condition which has had, or would reasonably be expected to have a Material Adverse Effect, as determined by the Majority Lenders.

9.3          Forms

The forms of Security shall have been or be prepared based upon the laws of Canada and Alberta applicable thereto in effect at the date hereof. The Agent and the Collateral Agent, as applicable, shall each have the right to require that:

(a)	any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Collateral Agent the Security Interests intended to be created thereby; and

(b)	the Borrower and its Subsidiaries execute and deliver to the Collateral Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Collateral Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrower and its Subsidiaries;

except that in no event shall the Agent or the Collateral Agent, as applicable, require that the foregoing be effected if the result thereof would be to grant the Agent, the Collateral Agent or the Lenders greater rights than is otherwise contemplated herein or therein.

9.4          Continuing Security

Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Collateral Agent, the Agent or the Lenders. No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders, the Collateral Agent or the Agent under any security, instruments or agreements held by it or at law or in equity.

9.5          Dealing with Security

The Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up securities (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties and with security (including the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrower under this Agreement or the other Loan Documents or under any of the Security or any other collateral security.

9.6          Effectiveness

The Security and the security created by any other Loan Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Loan Document shall be continuing, whether any Loans or other Accommodations are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

9.7          Release and Discharge of Security

(a)	Subject to the terms of the Collateral Agency and Intercreditor Agreement, the Borrower and its Subsidiaries shall not be discharged from the Security or any part thereof, other than to the extent that such Security applies to a Permitted Disposition (in which case the Security shall, without further action, cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders), except by a written release and discharge signed by the Collateral Agent with the prior written consent of all of the Lenders. If all of the Lender Obligations have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facility has been fully cancelled, then the Agent shall cause its, the Lenders' and the Hedging Affiliates' interest in the Security to be released in accordance with the Collateral Agency and Intercreditor Agreement, at the expense of the Borrower.

(b)	The Lenders hereby authorize the Agent, upon the written request of the Borrower, to:

(i)	without further authorization from the Lenders, take such steps as may be required under the Collateral Agency and Intercreditor Agreement or as may be requested by the Collateral Agent to release the Security Interests created by the Security from any property or assets in relation to a Disposition permitted pursuant to 8.2(e) or to postpone the Security to any Permitted Encumbrance under subparagraphs (o), (y) and (z) of the definition thereof of the definition thereof; and

(ii)	execute and deliver such releases, discharges, no-interest letters, agreements or other instruments as may be necessary or reasonably requested by the Borrower to effect the foregoing or to evidence the foregoing or to evidence the release of any property or assets which are the subject of an Permitted Disposition.

9.8          Acknowledgement in Respect of Security

The parties acknowledge that the Security contemplated to be provided herein shall be provided pursuant to the Collateral Agency and Intercreditor Agreement for the benefit of all holders of Secured Obligations and in accordance with the Collateral Agency and Intercreditor Agreement.

9.9          Transfer of Security

If Royal, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the "Departing Agent"), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security and the Collateral Agency and Intercreditor Agreement to the successor agent appointed under Section 12.17.

9.10	Hedging Affiliates

Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:

(a)	such Lender is, for the purpose of securing the Swap Indebtedness owing to or in favour of its Hedging Affiliates pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Hedging Affiliates;

(b)	the Agent shall be and is hereby authorized by each such Hedging Affiliate to act in accordance with the provisions of the Loan Documents (including on the instructions or at the direction of all of the Lenders or the Majority Lenders (which, for certainty, shall not include the Hedging Affiliates)) in all respects with respect to the Security; and

(c)	the Lender Swap Agreements of any such Hedging Affiliate or the Swap Indebtedness owing to or in favour of any such Hedging Affiliate shall not be included or taken into account for the purposes of Section 12.12 or (for certainty) in any determination of the Majority Lenders or all of the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Borrowings owing to the Lenders.

9.11	Security for Hedging with Former Lenders

If a Lender ceases to be a Lender under this Agreement (a "Former Lender"), all Swap Indebtedness owing to such Former Lender and its Hedging Affiliates under Lender Swap Agreements entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Swap Indebtedness was secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 9.11 and unless the context otherwise requires, all references herein or in any other Loan Document to "Swap Indebtedness" shall include such obligations to a Former Lender and its Hedging Affiliates, all references herein or in any other Loan Document to "Lenders" shall include Former Lenders for the purposes of such obligations, all references herein or in any other Loan Document to "Hedging Affiliates" shall include Affiliates of such Former Lenders for the purposes of such obligations and all references herein or in any other Loan Document to "Lender Swap Agreements" shall include such Swap Agreements with a Former Lender and its Hedging Affiliates. For certainty, any obligations arising under Swap Agreements entered into by the Borrower or a Subsidiary with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by the Security. Notwithstanding the foregoing, but subject to the Collateral Agency and Intercreditor Agreement, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the

Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis, in any proceeds of realization and enforcement of the Security.

ARTICLE 10
EVENTS OF DEFAULT

10.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a)	Principal Repayment: the failure by the Borrower to pay, repay or otherwise reduce the principal amount of Borrowings or any portion thereof due hereunder when due for repayment, payment or other reduction hereunder;

(b)	Other Repayment: the failure by the Borrower to pay:

(i)	any interest (including, if applicable, default interest) accrued on any Borrowing;

(ii)	any acceptance fee with respect to a Bankers' Acceptance or issuance fee with respect to a Letter of Credit; or

(iii)	any other amount not specifically referred to in subparagraph (a) above or in this subparagraph (b) payable by the Borrower hereunder,

in each case within 5 Business Days of when the same was due and payable hereunder;

(c)	Voluntary Insolvency: if any Loan Party shall:

(i)	apply for or consent to the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or similar official is appointed over itself, or of all or a substantial part of its property, assets, undertakings or business;

(ii)	be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii)	make a general assignment for the benefit of creditors;

(iv)	commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada);

(v)	commence any cause, proceeding or other action in any jurisdiction under any existing or future law relating to bankruptcy, insolvency, reorganization of its indebtedness or relief of debtors (including a proceeding under the Canada Business Corporations Act or the Business Corporations Act (Alberta)) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement or adjustment of its indebtedness, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization of its indebtedness or insolvency proceeding; or

(vi)	take corporate action for the purpose of effecting any of the foregoing;

(d)	Involuntary Insolvency: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against any Loan Party, seeking in respect of such Loan Party an adjudication in bankruptcy, reorganization of its indebtedness, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of it or of all or any substantial part of its assets, or any other like relief in respect of such Loan Party under any bankruptcy or insolvency law and:

(i)	such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment; or

(ii)	if such cause, proceeding or other action is being contested by such Loan Party in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of thirty (30) consecutive days;

(e)	Cross Default: if, other than as provided for under Section 10.1(f) hereof:

(i)	any Loan Party is in default (as principal or as guarantor or other surety) in the payment of any principal of, or interest on, or any other amount in respect of any Debt (other than pursuant to this Agreement) or Swap that is outstanding in an aggregate principal amount in excess of the Threshold Amount beyond any period of grace provided with respect thereto;

(ii)	any Loan Party is in default in the performance of or compliance with any term of any evidence of any Debt (other than pursuant to this Agreement) or Swap in an aggregate outstanding principal amount in excess of the Threshold Amount or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt or Swap has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment; or

(iii)	as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such indebtedness into Equity Interests):

(A)	any Loan Party has become obligated to purchase or repay Debt (other than pursuant to this Agreement) or Swaps before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount in excess of the Threshold Amount; or

(B)	one or more persons have the right to require any Loan Party so to purchase or repay Debt (other than pursuant to this Agreement) or Swaps in an aggregate outstanding principal amount in excess of the Threshold Amount;

(f)	Lender Swap Agreements: if any Loan Party defaults under a Swap Agreement with any Lender or an affiliate thereof and such default is not remedied within fifteen (15) days after written notice of such default has been given to the Borrower by such Lender or affiliate;

(g)	Breach of Certain Covenants: if there is a breach in the performance or observance of any of the covenants or agreements in Sections 8.1(v), 8.2(a), 8.2(b), 8.2(c), 8.2(e), 8.2(f), 8.2(j), 8.3, 8.4 or 8.5;

(h)	Invalid Loan Documents: if any of this Agreement or any other Loan Document or any material provision of any of the foregoing:

(i)	shall at any time for any reason cease to be in full force and effect or be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Borrower), or at any time it shall be unlawful or impossible for the Borrower or any other Loan Party to perform any of their respective Lender Obligations, in each case, for a period of twenty (20) days after written notice thereof to the Borrower; or

(ii)	shall at any time for any reason be repudiated or disclaimed, or the validity or enforceability thereof shall at any time be challenged or contested by the Borrower or any Subsidiary, or the Borrower or any Subsidiary shall deny that it has any or any further liability or obligation thereunder;

(i)	Representations and Warranties: if any representation or warranty made or deemed to be made by any Loan Party in the Loan Documents shall prove to have been incorrect, when made or deemed to be made, in any material respect and shall continue to be incorrect for a period of twenty (20) days after written notice of such incorrect representation or warranty has been given to the Borrower by the Agent;

(j)	Judgments: if final judgments for the payment of money aggregating in excess of the Threshold Amount shall be rendered against any Loan Party and the same shall remain undischarged for a period of twenty (20) days during which such judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(k)	Writs: if a writ, execution, attachment or similar process is issued or levied against all or a material portion of the property of any Loan Party in connection with any judgment or judgments against such Loan Party aggregating in excess of the Threshold Amount and such writ, execution, attachment or similar process is not released, satisfied, discharged, vacated or stayed within twenty (20) days after its entry, commencement or levy;

(l)	Encumbrancers: if an encumbrancer or lienor takes possession of any part of the property of any Loan Party which property has a fair market value in excess of the Threshold Amount, or if execution or other similar process is enforced against such property and such taking of possession or enforcement is not being contested by such Loan Party in good faith and the encumbrancer or lienor remains in possession for any period of twenty (20) consecutive days;

(m)	Change of Control: if a Change of Control has occurred without the consent of the Majority Lenders;

(n)	Loss of Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of the Borrower or any Subsidiary as against third parties (and, in any such case, the same is not forthwith effectively cured, rectified or replaced, as the case may be, by the Borrower or such Subsidiary, as applicable, within fifteen (15) days to the satisfaction of the Agent, acting reasonably, of knowledge thereof by the Borrower);

(o)	Failure to Give Notice of Default or Event of Default: if there is a breach in the performance or observance of any of the covenants or agreements in Section 8.1(g)(v) for a period of five (5) Business Days after the occurrence of such breach or failure; or

(p)	Breach of Other Covenants (30 day cure period): if there is a breach or failure of due performance by a Loan Party of any covenant, agreement or provision of any of the Loan Documents (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of such breach or failure shall have been given by the Agent to the Borrower.

10.2	Acceleration and Demand

Upon the occurrence of any Event of Default which has not been remedied or waived, the Agent may on behalf of the Lenders, and shall if so required by the Majority Lenders, by written notice to the Borrower (the "Acceleration Notice"):

(a)	declare the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Accommodations to be terminated; and

(b)	declare all indebtedness and liabilities (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all Bankers' Acceptances and the amount of all BA Equivalent Advances and the undrawn amount of all outstanding Letters of Credit) to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Insolvency Event, the Total Commitment shall automatically terminate and all indebtedness and liabilities specified in Section 10.2(b) shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Insolvency Event or at the time stated in an Acceleration Notice, the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of such indebtedness and liabilities specified in Section 10.2(b), failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

10.3	Waiver of Default

Any single or partial exercise by the Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by the Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the

Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

10.4	Application of Payments Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion and subject to the Collateral Agency and Intercreditor Agreement, any sum received by the Lenders or the Agent for application in respect of the Obligations, the Cash Management Obligations and any Swap Indebtedness at any time after delivery of an Acceleration Notice or the occurrence of an Insolvency Event shall be applied by the Agent among the Lenders, the Swap Lenders and the Agent in accordance with amounts owed to the Lenders, the Swap Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in or towards payment of any fees or expenses then due and payable to the Agent hereunder;

(b)	secondly, rateably among the Lenders and the Swap Lenders in respect of amounts due and payable to the Lenders and the Swap Lenders as and by way of recoverable expenses hereunder, any Cash Management Documents and under any Lender Swap Agreement;

(c)	thirdly, rateably among the Lenders in respect of amounts due and payable to the Lenders by way of interest pursuant to Sections 5.1, 5.2 and 5.3, acceptance fees pursuant to Section 5.4, Letter of Credit fees pursuant to Section 5.5, interest on overdue amounts pursuant to Section 5.6 and standby fees pursuant to Section 5.7;

(d)	fourthly, rateably among the Lenders in respect of any other amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then due and payable by the Borrower hereunder; and

(e)	fifthly, rateably among the Lenders and the Swap Lenders in or towards repayment to the Lenders and the Swap Lenders of the Borrowings then outstanding, the Cash Management Obligations then outstanding and the Swap Indebtedness then outstanding, subject to any adjustments required to be made in accordance with the provisions of Section 12.11; and

(f)	any balance remaining to the Borrower or as otherwise required by applicable law.

10.5	Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a)	the specific performance of any covenant or agreement contained in the Loan Documents;

(b)	enjoining a violation of any of the terms of the Loan Documents;

(c)	aiding in the exercise of any power granted by the Loan Documents or by law; or

(d)	obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

10.6	Set-Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and each Lender are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived or rescinded by the Lenders and from time to time thereafter without notice to the Borrower or to any other person, any such notice being expressly waived by the Borrower, to set-off and to appropriate and to apply any and all deposits (general and special) and any other indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower to the Agent or such Lender under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement, irrespective of whether such obligations, liabilities or claims of the Borrower are contingent or unmatured.

10.7	Cash Collateral Accounts

Upon the occurrence of an Event of Default or upon receipt of cash cover by the Agent pursuant to Sections 4.1, 4.2 or 4.5 and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders hereunder, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be the Agent's account and not the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts either may be required to satisfy any contingent or unmatured obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents or are actually used to satisfy any such obligations or liabilities; provided that if such amounts are no longer required or not so used, the Agent shall forthwith return the same to the Borrower.

10.8	Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon five (5) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from each Lender based upon the proportion that such Lender's Commitment bears to the Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE 11
EXPENSES AND INDEMNITIES

11.1	Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents.

11.2	Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a)	subjects a Lender to any Tax, or changes the basis of taxation (through Taxes) of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b)	imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans to, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender or letters of credit issued by a Lender; or

(c)	imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b), or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income or return which is receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 5.7, such Lender shall promptly notify the Agent. Notwithstanding anything herein to the contrary, (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith, and (b) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((a) and (b) being, the "New Rules"), shall in each case be deemed to be a "change in law" for the purposes of this Section 11.2, regardless of the date enacted, adopted or issued, in each case to the extent that such New Rules are materially different from those Applicable Laws, regulations, treaties or official directives or regulatory requirements (or the interpretation or application thereof) which are in full force and effect on the date hereof. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender that amount which compensates such Lender for such additional cost or reduction in income ("Additional Compensation") on the next Libor Interest Date in the case of a Libor Loan, on the next date on which standby fees are payable under Section 5.7 in the case of standby fees and on the next Interest Date in any other case (and each such successive date, if and as applicable). The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of such Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is conclusive evidence, in the absence of manifest error, of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of such Lender having credit facilities with such Lender comparable to the credit facilities hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3	Illegality

If the introduction or application of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any Governmental Authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (in its good faith sole opinion) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement (including, in the case of a Fronting Lender, to issue Fronted Letters of Credit), such Lender may, by written notice to the Borrower through the Agent terminate its obligations under this Agreement or any portion thereof to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as is permitted under applicable law before the illegality or prohibition takes effect or as such Lender in its discretion otherwise agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

11.4	Market Disruption

(a)	Libor Loans: Notwithstanding anything to the contrary herein contained, if at any time subsequent to the giving of a notice of Accommodation, Conversion or Rollover, as the case may be, to the Agent by the Borrower with regard to any requested Libor Loan:

(i)	the Agent (acting reasonably) determines that by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business to fund, a requested Libor Loan during the ensuing Libor Interest Period selected;

(ii)	the Agent (acting reasonably) determines that the making or continuing of the requested Libor Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or

(iii)	the Agent is advised by Lenders holding at least 25% of the Total Commitment by written notice (each, a "LIBOR Suspension Notice"), such notice received by the Agent no later than 12:00 noon (Toronto time) on the third Business Day prior to the date of the requested Accommodation, Rollover or Conversion, as the case may be, that such Lenders (acting reasonably) have determined that the Libor to be determined in accordance with this Agreement will not or does not represent the effective cost to such Lenders of U.S. Dollar deposits in such market for the relevant Libor Interest Period,

then the Agent shall give notice thereof to the Lenders and the Borrower as soon as possible after such determination or receipt of such Libor Suspension Notice, as the case may be, and the Borrower shall, within one Business Day after receipt of such notice and in replacement of the notice of Accommodation, Rollover or Conversion, as the case may be, previously given by the Borrower, give the Agent a notice of Accommodation, Rollover or Conversion, as the case may be, which specifies any other Accommodation or the Conversion of the relevant Libor Loan on the last day of the applicable Libor Interest Period into any other Loan which would not be affected by the notice from the Agent pursuant to this Section 11.4(a).

In the event the Borrower fails to give, if applicable, a valid replacement notice of Conversion or Rollover with respect to the maturing Libor Loans which were the subject of a notice of Conversion or Rollover, such maturing Libor Loans shall be converted on the last day of the applicable Libor Interest Period into U.S. Base Rate Loans as if a valid replacement notice of Conversion or notice of Rollover had been given to the Agent by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement notice of Accommodation with respect to Borrowings originally requested by way of a Libor Loan, then the Borrower shall be deemed to have requested Accommodation by way of a U.S. Base Rate Loan in the amount specified in the original notice of Accommodation and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.

(b)	Bankers' Acceptances: Notwithstanding anything to the contrary herein contained, if:

(i)	the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers' acceptances accepted by the Lenders; or

(ii)	the Agent is advised by Lenders holding at least 25% of the Total Commitment by written notice (each, a "BA Suspension Notice") that such Lenders (acting reasonably) have determined that the Discount Rate will not or does not accurately reflect the discount rate which would be applicable to a sale of Bankers' Acceptances accepted by such Lenders in the market for the applicable term;

then:

(A)	the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(B)	any outstanding notice of Accommodation requesting the issuance of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Accommodation requesting Cdn. Prime Loans in the amount specified in the original notice of Accommodation;

(C)	any outstanding notice of Conversion requesting a Conversion of U.S. Base Rate Loans or Libor Loans into Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Conversion requesting a Conversion of such Loans into Cdn. Prime Loans; and

(D)	any outstanding notice of Rollover requesting a Rollover of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Conversion requesting a Conversion of such Bankers' Acceptances into Cdn. Prime Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension. A BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 12:00 noon (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with a notice of Accommodation, Rollover or Conversion, as applicable, previously received by the Agent, in which case the applicable BA Suspension Notice shall only be effective with respect to such previously received notice of Accommodation, Rollover or Conversion if received by the Agent prior to 12:00 noon (Toronto time) two Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable) applicable to such previously received notice of Accommodation, Rollover or Conversion (as applicable).

11.5	Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, the Borrower shall indemnify the applicable Lender for any resulting loss or expense incurred by such Lender including, without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain such Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Agent or any Lender provides the Borrower with the anticipated discounted proceeds of sale of a Bankers' Acceptance (less any fees payable to such Lender in respect thereof) on any day prior to the receipt by the Agent or such Lender of such proceeds and the Agent or such Lender does not receive such proceeds from the person designated to purchase such Bankers' Acceptance on the date such proceeds are payable hereunder, the Borrower shall indemnify the Agent and each applicable Lender for any resulting loss, cost or expense incurred by the Agent or such Lender by reason of or arising as a result of the non-receipt or delayed receipt by the Agent or such Lender of such proceeds, including without limitation, any losses which the Agent or such Lender may incur if it arranges for any further sale of such Bankers' Acceptance in replacement thereof and any costs which the Agent or such Lender may incur in connection with any action against the person designated to purchase such Bankers' Acceptance, together with any other out-of-pocket charges, costs or expenses incurred by the Agent or such Lender relative thereto. In each case, a certificate of the Agent or a certificate of such Lender (acting reasonably and prepared in good faith) setting out the basis for the determination of the amount necessary to indemnify such Lender shall be, in the absence of manifest error, conclusive evidence thereof.

11.6	General Indemnity

The Borrower hereby covenants with the Agent and each Lender that it shall at all times hereafter keep the Agent and such Lender indemnified and held harmless from and against all suits

(whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Agent or such Lender, and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by the Agent or such Lender in any way relating to, arising out of, or incidental to (a) any provision of the Loan Documents, (b) any Environmental Laws applying to the Agent or such Lender as a result of it being a party to or performing its obligations under any Loan Document or (c) any default by the Borrower under any provision of any of the Loan Documents. If and for so long as no Event of Default has occurred and is continuing, the Borrower, at its option, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of the Agent or such Lender should they so desire. If the defence of any such suit, action or proceeding is not being conducted in a proper or diligent manner by the Borrower, the Agent or such Lender shall on notice to the Borrower (and for the account of the Borrower) be entitled to take over the conduct of the defence of such suit, action or proceeding with the participation of the Borrower should it so desire. This indemnity shall extend to the officers, directors, employees, agents, shareholders and assignees of the Agent and each Lender and shall survive the termination of this Agreement but shall not apply to any suits, actions, proceedings, judgments, demands or claims or costs, losses, liabilities, damages and expenses resulting from or attributable to the willful misconduct or gross negligence of the Agent or any Lender or any officers, directors, employees, agents, shareholders or assignees thereof.

ARTICLE 12
THE AGENT AND THE LENDERS

12.1	Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

12.2	Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or willful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder or under the other Loan Documents by the Borrower or any other Loan Party.

12.3	Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, the financial condition, creditworthiness, affairs, status and nature of the Borrower and the other Loan Parties and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a)
Information: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b)	Performance: to inquire as to the performance by the Borrower or any other Loan Party of its obligations under the Loan Documents; or

(c)	Credit Review: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or any other Loan Party.

12.4	Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of its Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a)	result in any other Lender incurring any liability whatsoever; nor

(b)	relieve the Borrower or any other Lender from their respective obligations under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether an Acceleration Notice has been delivered or an Insolvency Event has occurred. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Loan Documents, including, without limitation, taking (including in respect of its Commitment or any indebtedness or liability owed to it) any action contemplated in Sections 10.2(a) and 10.2(b), but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that notwithstanding the foregoing if the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere.

12.5	Determinations by Lenders

(a)	Lenders' Determinations: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b)	Deemed Non-Consent: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

12.6	Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7	Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at such Lender's Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement (the Agent's receipt of which is deemed, insofar as the Borrower and fulfillment of its obligations are concerned, to be receipt by all relevant Lenders notwithstanding the Agent's failure to perform its obligations under this Section 12.7), and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to Section 8.1(o) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

12.8	Arrangements for Borrowings

Except in respect of Swingline Loans, the Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.4, 3.9, 3.11, 3.12, 4.3 or 4.4. The Agent shall advise each Lender of the amount, date and details of each Accommodation and of such Lender's participation in each such Borrowing. At or before 11:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date:

(a)	Loan Participation: each Lender will make its share of Accommodations by way of Loans available to the Borrower at the Agent's Account for Payments by forwarding to the Agent the amount of Loans required to be made available by such Lender;

(b)	Bankers' Acceptance Participation: each Lender will make available to the Borrower its share of Accommodations by way of Bankers' Acceptances (or BA Equivalent Advances) by forwarding to the Agent at the Agent's Account for Payments the amount of:

(i)	if such Lender is not a Purchasing Lender, the discounted proceeds of sale of such Bankers' Acceptances received by such Lender or the amount of any BA Equivalent

Advance (less, in each case, the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4); or

(ii)	if such Lender is a Purchasing Lender, the Discount Proceeds in respect of such Bankers' Acceptances and BA Equivalent Advances (less, in each case, the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4); and

(c)	Letter of Credit Participation: each Lender and each Fronting Lender, as applicable, will make available to the Borrower the Letter of Credit requested by the Borrower at its Branch of Account.

12.9	Arrangements for Repayment of Borrowings

(a)	Prior to Acceleration: Prior to the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other amount paid to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b)	Subsequent to Demand and Acceleration: Following the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

12.10	Repayment by Lenders to Agent

(a)	Where Borrower Fails to Pay: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b)	Where a Lender Fails to Pay: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to a Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If such Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which:

(i)	the Borrower shall on two (2) Business Days' notice repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender; and

(ii)	without prejudice to the Borrower's other rights against such Lender, Section 4.4(f)(i) or 4.4(f)(ii) shall, at the Borrower's election, apply in regard to such Lender, mutatis mutandis, as if such Lender were an Affected Lender.

12.11	Adjustments Among Lenders

(a)	Adjustments to Outstanding Borrowings: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Obligations of such other Lenders, as applicable, which in any case, remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Obligations of each Lender which remains outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as its Lender's Proportion (calculated pursuant to item (b) of the definition thereof) of the sum of the aggregate Obligations under this Agreement then outstanding.

(b)	Application of Payments: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, the amount of any repayment made by any Loan Party in respect of Obligations under this Agreement, the Cash Management Obligations or Swap Indebtedness under any Swap Agreement with a Swap Lender, and the amount of any proceeds from the exercise of any rights or remedies of the Agent, the Lenders and the Swap Lenders under the Loan Documents, Cash Management Documents or under Swap Agreements, which are to be applied against amounts owing hereunder, will be applied in accordance with Section 10.4.

(c)	Receipt of Payments other than Borrowings: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to a Lender or Swap Lender pursuant to this Section 12.11, any amount which such Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by a Loan Party to such Lender other than on account of the Obligations, Cash Management Obligations or Swap Indebtedness; provided that, if at any time a Lender or Swap Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of monies owing or payable to it by a Loan Party in respect of liabilities of a Loan Party under Obligations, Cash Management Obligations or Swap Indebtedness, such payments will be applied in accordance with Section 10.4; provided further that the provisions of this

Section 12.11(c) shall not apply to a Swap Lender which sets off amounts owing by a Loan Party to such Swap Lender under a Swap Agreement against amounts owing by such Swap Lender (including, for clarity, its Affiliates) to a Loan Party under any Swap Agreement entered into between such parties. To the extent that a Swap Agreement is entered into by an Affiliate of a Lender, that Lender shall cause such Hedging Affiliate to comply with the provisions of Section 10.4 and this Section 12.11, and such obligation shall survive such Lender (at any time after any such Swap Agreement was entered into) ceasing to be a Lender hereunder.

(d)	Further Assurances: The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.12	Lenders' Consents to Waivers, Amendments, etc.

(a)	Unanimous Consent: Any waiver of or any amendment to a provision of the Loan Documents which relates to:

(i)	a change in the types of Borrowings or interest periods related thereto, any decrease in interest rates, standby fees or the Margin, a change in the notice periods or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement including, without limitation, the provisions of Section 10.1(a);

(ii)	an increase or decrease in the Commitment of any Lender other than as contemplated herein;

(iii)	an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement;

(iv)	a change in the definition of Majority Lenders or Maturity Date or any other definition to the extent relevant to any of the provisions of this Section 12.12(a);

(v)	any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi)	any increase of the amount of the Swingline Limit beyond Cdn. $10,000,000; or

(vii)	the provisions of Section 12.12(a) or 12.12(b); or

(viii)	the release or discharge of the Security, or any amendment or waiver of the Security which effects the ranking or priority thereof, except to the extent provided for or contemplated hereunder (for certainty, the discharge or release of the Collateral from the Security which is not already provided for in the Loan Documents, as opposed to the release or discharge of the Security itself, shall only require the approval of the Majority Lenders, unless the Collateral being released constitutes all or substantially all of the property and assets of the Borrower and its Subsidiaries), shall bind the Lenders only if such waiver or amendment is agreed to in writing by all of the Lenders.

(b)	Majority Consent: Subject to Section 12.12(a) and except as otherwise provided in the Loan Documents, any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c)	Agent's Consent: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

(d)	Fronting Lenders' Consent: An amendment or waiver which changes or relates to the rights and/or obligations of the Fronting Lenders shall also require the agreement of each of the Fronting Lenders thereto.

(e)	Swingline Lender's Consent: An amendment or waiver which changes or relates to the rights and/or obligations of the Swingline Lender shall also require the agreement of the Swingline Lender.

12.13	Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14	Reliance by Agent and Lenders on Notices, etc.

(a)	Agent's Reliance: The Agent shall be entitled:

(i)	Reliance on Written Documents: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(ii)	Reliance on Legal Advice: with respect to legal matters, to act upon the advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(iii)	Reliance on Accounting Advice: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

(b)          Lender's Reliance:  Each Lender shall be entitled:

(i)	Reliance on Written Documents: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by such Lender to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(ii)	Reliance on Legal Advice: with respect to legal matters, to act upon the advice of legal advisors selected by such Lender concerning all matters pertaining to the Loan Documents and such Lender's duties thereunder; and

(iii)	Reliance on Accounting Advice: with respect to accounting matters, to act upon the advice of independent public accountants selected by such Lender;

and such Lender shall assume no responsibility and shall incur no liability to the Borrower or any other Lender by reason of relying on any such document or acting on any such advice.

12.15	Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower and each other Loan Party in all transactions and generally do any banking business with or provide any financial services to the Borrower and each other Loan Party without having any liability to account to the other Lenders therefor. Where any Lender is the Agent, with respect to such Lender's Commitment and Lender's Proportion, such Lender shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16	Sharing of Information

The Borrower authorizes the Agent and each Lender to share among each other and with any successor and, provided such person has first agreed in writing in favour of the Borrower and the relevant Lender to be bound by this Section 12.16, with any assignee, or any potential assignee, any information possessed by it regarding the Borrower, any other Loan Party or the Loan Documents. The Agent and each Lender agree to keep all information provided by the Borrower confidential in accordance with Section 13.3 and, subject to Section 13.3, shall not disclose such information to any person whatsoever (other than as provided for herein and other than to employees and professional advisors to the Agent or such Lender (but excluding therefrom any affiliate of such Lender which is not in the commercial banking business) in the necessary course of business).

12.17	Successor Agent

Subject to the appointment and acceptance of a successor agent as provided in this Section 12.17, the Agent may resign at any time by giving written notice thereof to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "Remaining Lenders") provided that Remaining Lenders holding Commitments of eighty percent (80%) or more of the Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.17 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days after the retiring agent's giving of notice of resignation or the Remaining Lenders' removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld), appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.18	Amendment of this Article 12

Save and except for the provisions of Section 12.11, Section 12.15, Section 12.17 and this Section 12.18, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the costs or liabilities of the Borrower hereunder or otherwise prejudice the Borrower. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

12.19	Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

12.20	Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

12.21	Authority of Agent to Execute Collateral Agency and Intercreditor Agreement; Agreement to be Bound by Collateral Agency and Intercreditor Agreement

The Agent is authorized to execute and deliver the Security, the Collateral Agency and Intercreditor Agreement and any document or instrument in connection therewith and perform its obligations under or in respect thereof. Each of the Agent, the Lenders (on its own behalf and on behalf of its Hedging Affiliates) and each Cash Manager hereby: (a) acknowledges that it has received and reviewed the Collateral Agency and Intercreditor Agreement and agrees to be bound to the terms thereof,

(b) agrees and confirms for the benefit of all holders of each other existing and future Secured Obligations and each existing and future representative acting on behalf of the holders of such Secured Obligations that for purposes of the Collateral Agency and Intercreditor Agreement that (i) all Secured Obligations will, subject to the terms of the Collateral Agency and Intercreditor Agreement, be and are secured equally and rateably by all Security Interests at any time granted by the Borrower or any other Subsidiary to secure any Lender Obligations, whether or not upon property otherwise constituting Collateral (under and as defined in the Collateral Agency and Intercreditor Agreement), (ii) all such Security Interests will be enforceable by the Collateral Agent for the benefit of all holders of Secured Obligations equally and rateably, and (iii) the Agent, Lenders, Hedging Affiliates and Cash Managers are bound by the provisions of the Collateral Agency and Intercreditor Agreement relating to the order of application of proceeds from enforcement of such Security Interests, and (c) consent to and direct the Collateral Agent to perform its obligations under the Collateral Agency and Intercreditor Agreement, including providing discharges and releases of the Security and postponements and subordinations as provided therein.

12.22	The Agent, Swingline Lender, Fronting Lenders and Defaulting Lenders

(a)	Provision of Cash to Agent: Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent, the Swingline Lender or any Fronting Lender, as the case may be, in its discretion, equal to all obligations of such Defaulting Lender to the Agent, the Swingline Lender or such Fronting Lender, as the case may be, that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash in accordance with Section 12.9, in the case of amounts owing to the Agent, or to pay the amounts owing to such Fronting Lender or the Swingline Lender, as applicable from the Defaulting Lender, in the case of amounts owing to such Fronting Lender or the Swingline Lender, as applicable, pursuant hereto (including, in the case of Fronted Letters of Credit, pursuant to Section 5.5).

(b)	Lenders to Indemnify Agent: In addition to the indemnity and reimbursement obligations noted in Section 12.20, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Lender's Proportions (and in calculating the Lender's Proportion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 12.20. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(c)	Set Off: The Agent shall be entitled to set off any Defaulting Lender's Lender's Proportion of all payments received from the Borrower against such Defaulting Lender's obligations to make payments and fund Accommodations required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(i)	first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Loan Document and to reimburse the Lenders for any amounts paid by the Lenders to the Agent under Section 12.22(b) rateably according to their respective Lenders' Proportion;

(ii)	second, to the payment of any amounts owing by such Defaulting Lender to the Swingline Lender and Fronting Lenders hereunder;

(iii)	third, to the reimbursement, on a pro rata basis, of any indemnity amounts owing by such Defaulting Lender pursuant to Section 12.22(b);

(iv)	fourth, to repay on a pro rata basis the incremental portion of any Accommodations made by a Lender pursuant to Section 13.4 in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Accommodations;

(v)	fifth, to cash collateralize all other obligations of such Defaulting Lender to the Agent, any Fronting Lender or the Swingline Lender owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and

(vi)	sixth, to fund from time to time the Defaulting Lender's Lender's Proportion of Applicable Borrowings.

(d)	No Liability: For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(e)	Fronted Letters of Credit and Swingline Loans: Notwithstanding any other provision hereof to the contrary, so long as any Lender is a Defaulting Lender, no Fronting Lender shall be obligated to issue any Fronted Letter of Credit, and the Swingline Lender shall not be required to make any Swingline Loan, unless and until the applicable Fronting Lender or the Swingline Lender (or the Agent on its behalf), as applicable, has been provided with cash collateral to fully collateralize the applicable Fronting Lender's or the Swingline Lender's exposure to each such Defaulting Lender on terms and conditions satisfactory to the applicable Fronting Lender or the Swingline Lender in its discretion, acting reasonably.

ARTICLE 13
SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY

13.1	Successors and Assigns

Subject to Section 8.2(b), the Borrower may not assign its rights or obligations hereunder without the prior written consent of all of the Lenders. If an Event of Default has occurred and is continuing, a Lender may, at the Borrower's cost and expense, with the prior consent of the Agent, the Swingline Lender and each Fronting Lender (such consents not to be unreasonably withheld) and upon payment by such Lender to the Agent of Cdn. $3,500 but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents. If no Event of Default has occurred or is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent, the Swingline Lender, each Fronting Lender and the Borrower (such consents not to be unreasonably withheld) and upon payment by such Lender to the Agent of Cdn. $3,500 (where the Permitted Assignee is not a Lender or, if a Lender, such assignment is not made pursuant to or in the course of, a Request for Extension), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents where such Lender assigns minimum amounts of its Commitment of at least Cdn. $10,000,000 and, to the extent it is not an assignment of the whole of its Commitment, such Lender would thereafter retain for its own account a Commitment of at least Cdn. $10,000,000. Notwithstanding the foregoing and without the consent of the Borrower, the Agent, the Swingline Lender or the Fronting Lenders or the payment of the aforementioned fee of Cdn. $3,500, a Lender may, at any time, assign all or any part of its Commitment to an affiliate of such Lender or an Approved Fund provided that any increased cost arising solely as a result of the residency of such affiliate or Approved Fund will be an obligation of such Lender and provided that, in the case of an assignment to an Approved Fund, such Lender remains responsible for, and is not released from, any and all funding obligations hereunder of such Lender. Upon any assignment by a Lender to an assignee permitted by this Section 13.1 (a "Permitted Assignee") in accordance with the provisions of this Section 13.1, such Lender shall cause such Permitted Assignee to execute a Lender Transfer Agreement and to be substituted for such Lender in respect of the whole or any part of its rights and obligations under the Loan Documents which are so assigned and such Lender shall, as of the effective date thereof but subject to the provisions of the immediately prior sentence with respect to an assignment to an Approved Fund, be released from its obligations to the Borrower hereunder arising subsequent to such date to the extent thereof. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder (including, without limitation, under Section 6.3), other than the requirement to pay any costs and expenses associated with an assignment by the Borrower or by a Lender if an Event of Default has occurred and is continuing. Nothing in this Section 13.1 shall restrict a Lender from the sale of participations in all or any part of the Borrowings made or to be made by it; provided that any increased costs to the Borrower as a result of any such participation shall be for the account of such Lender. The selling Lender shall continue to be obligated as a Lender hereunder and the participant's approval to any amendments or waivers under this Agreement shall not be required notwithstanding any such participation. A person who acquires a participation in Borrowings hereunder shall have no standing as a Lender under the Loan Documents and shall not acquire as a result thereof any rights or benefits under any of the Loan Documents in relation to the Borrower.

13.2	Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "Judgment Currency") any amount due hereunder in any currency other than the Judgment Currency, then conversion shall be made at the rate of exchange. For this purpose "rate of exchange" means the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on the Business Day immediately preceding the day on which judgment is given; provided that, if such daily average exchange rate is for any reason unavailable, it shall mean the spot rate quoted by the Agent at approximately noon (Toronto time) on the day on which judgment is given in accordance with its normal practice or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date. Any additional amount due from the Borrower under this Section 13.2 will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

13.3	Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledge the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement and the other Loan Documents including, without limitation, any confidential information obtained pursuant to Section 8.1(o) and Section 14.7 (the "Information") and agrees to hold the Information in confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that:

(a)	each of the Lenders, the Swap Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and Agent, as soon as reasonably practicable, shall advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)	each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignees or participants and to their respective counsel, agents, employees and advisors; provided that in the case of a participant, the participant has provided the Agent or the applicable Lender with the written agreement referred to in Section 13.3(c) and, in the case of any such agents and advisors, the Agent or the applicable Lender shall advise such person of the confidential nature of the Information;

(c)	each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment pursuant to Section 13.1 or any participant for the purposes of a participation; provided that such potential Permitted Assignee or participant shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.3 at all times prior to and, if applicable, after becoming a Permitted Assignee or participant;

(d)	each of the Lenders may disclose Information to any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower or the obligations hereunder, provided the counterparty has provided the applicable Lender with the written agreement referred to in Section 13.3(c);

(e)	each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against the Borrower or any other Loan Party or to defend any lawsuit commenced by the Borrower or any other Loan Party with respect to or arising from the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defense of such lawsuit; and

(f)	each of the Lenders and the Agent may disclose Information to any person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(g)	which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a Permitted Assignee or participant or other person referred to in this Section 13.3) or which has been made readily available to the public by the Borrower or any other Loan Party;

(h)	which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to or for the benefit of the Borrower to maintain confidentiality; or

(i)	which the Agent or any Lender received from a third party, prior to receipt thereof from the Borrower, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of the Borrower at the time the Information was so received.

13.4	Defaulting Lenders

(a)	Impact on Standby Fees and Votes: Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)	the standby fees payable pursuant to Section 5.5 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(ii)	a Defaulting Lender shall not be included in determining whether, and the Commitment and the Lender's Proportion of the Borrowings of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 12.12), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that: (A) materially and adversely affects such Defaulting Lender differently than other affected Lenders; (B) changes the Commitment or extends the Maturity Date of such Defaulting Lender; (C) relates to the release or discharge of the Security; or (D) waives or forgives payment of any Borrowings owing to such Defaulting Lender, shall require the consent of such Defaulting Lender; and

(iii)	for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(b)	Funding: If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives: (i) a notice of Borrowing; or (ii) a notice of Conversion that will result in a currency conversion, then each other Lender shall fund its Lender's Proportion of such affected Accommodation (and, in calculating such Lender's Proportion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section 13.4(b) to make or provide Accommodations in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received: (i) a notice of Borrowing; or (ii) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 13.4(b) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Lender's Proportion of such affected Accommodations.

(c)	Ceasing to be Defaulting Lender: If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Borrowings equal in total to such Lender's Lender's Proportion thereof without regard to Section 13.4(b).

ARTICLE 14
MISCELLANEOUS

14.1	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2	Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3	Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof.

14.4	Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in writing and in conformity with Section 12.11 and then such amendment, waiver, discharge or termination will, if and as applicable having regard to the nature thereof, be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.5	Notice

Except as otherwise expressly provided herein, all notices, advice, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if telephonic, promptly confirmed in writing, and shall be given to or made upon the respective parties hereto at the address or telecopy number set forth opposite their names on Schedule A hereto or at such other address or telecopy number as any party shall designate for itself. All notices shall be effective upon actual receipt. Notices by the Borrower in respect of Letters of Credit may not be given by telephone. In the event of any discrepancy between any telephonic notice, advice, request or demand and the written confirmation thereof, the telephonic version shall govern with respect to actions taken by the recipient thereof notwithstanding subsequent written notice to the contrary but the person receiving such contrary subsequent written notice shall, as soon as practicable, use its reasonable best efforts to act in accordance with the written notice. The Borrower shall indemnify the Agent and each Lender for, and hold them harmless from, any and all loss, damage, claim or expense (including reasonable legal fees on a solicitor and his own client basis), however arising, which the Agent or such Lender may suffer or incur, based on or arising out of any action taken by the Agent or such Lender pursuant to the telephonic notice, advice, request or demand given by the Borrower and which did not result from the Agent's or such Lender's gross negligence or willful misconduct.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article 3 if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, (a) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and (b) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in (a) above, of notification that such notice or communication is available and identifying the website address therefor; provided that, for both (a) and (b) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

The Borrower agrees that the Agent may, but shall not be obligated to, make communications available to the Lenders by posting on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform"). The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications (as defined below). No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or the other Loan Parties, any Lender or any other person for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary's or the Agent's transmission of Communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 14.5, including through the Platform.

14.6	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents and to ensure that the Loan Documents continue to be legal, valid and binding obligations of the parties thereto enforceable against each such party in accordance with their terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally and by moratorium laws from time to time in effect).

14.7	Anti-Money Laundering Legislation

(a)	Obtaining of Information:

(i)	The Borrower acknowledges that, pursuant to the requirements of Anti-Money Laundering/ Anti-Terrorist Financing Laws and "know your client" Applicable Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or unitholders or other persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall, and shall cause its Subsidiaries to, promptly: (i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and (ii) notify the recipient of any such information of any changes thereto.

(b)	Agent Deemed to Have Acted on Behalf of Lender: If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML Legislation on such Lender's behalf, then the Agent:

(i)	shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)	No Obligation: Notwithstanding anything to the contrary in this Section 14.7, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary or any authorized signatories of the Borrower or any Subsidiary, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Subsidiary or any such authorized signatory in doing so.

14.8	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

14.9	Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.10	Term of Agreement

The term of this Agreement is until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement and the other Loan Documents.

14.11	Time of Essence

Time shall be of the essence of this Agreement.

14.12	Jurisdiction

(a)	Submission: The Borrower, the Lenders and the Agent agree that the courts of the Province of Alberta have jurisdiction to settle any disputes in connection with the Loan Documents and accordingly each of them submits to the jurisdiction of the courts of the Province of Alberta.

(b)	Forum Convenience and Enforcement Abroad: The Borrower, the Agent and each of the Lenders:

(i)	waive objection to the courts of the Province of Alberta on grounds of inconvenient forum or otherwise as regards proceedings in connection with a Loan Document; and

(ii)	agree that a judgment or order of a court of the Province of Alberta in connection with a Loan Document is conclusive and binding on it (subject to any rights of appeal in respect thereof) and may be enforced against it in the courts of any other jurisdiction.

(c)	Non-exclusivity: Nothing in this Section 14.12 limits the right of the Borrower, a Lender or the Agent to bring proceedings against any party hereto in connection with any Loan Document:

(i)	in any other court of competent jurisdiction; or

(ii)	concurrently in more than one jurisdiction.

14.13	Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

14.14	Counterpart and Electronic Execution

This Agreement may be executed in any number of counterparts, including by facsimile and PDF, and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The word "executed" shall be deemed to include electronic signatures, which shall be of the same legal effect, validity and enforceability as a manually executed signature to the extent and as provided for in any applicable law.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

Borrower:		PENGROWTH ENERGY CORPORATION
2100, 222 – 3rd Avenue S.W.		Per:	[Signed]
Calgary, Alberta
T2P 0B4			Name:
Attention:	Chief Financial Officer	Per:	Title:

[Signed]
Telecopier:	[Redacted]		Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

ROYAL BANK OF CANADA, as Lender

Per:	[Signed]
Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

BANK OF MONTREAL, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

THE BANK OF NOVA SCOTIA, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

NATIONAL BANK OF CANADA, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

UNION BANK, CANADA BRANCH, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

ALBERTA TREASURY BRANCHES, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

HSBC BANK CANADA, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	[Signed]
Name:
Title:

[Signed]
Per:	Name:
Title:

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

Agent:		ROYAL BANK OF CANADA, as Agent

Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower		Per:	[Signed]
Toronto, Ontario M5H 1C4			Name:
Title:

Attention:	[Redacted]

Telecopier:	[Redacted]

Signature Page to Pengrowth Energy Corporation Amended and Restated Credit Agreement

Schedule A to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

COMMITMENTS AND ADDRESSES

	FRONTED LC	SWINGLINE
LENDER	COMMITMENT	LIMIT	COMMITMENT

Royal Bank of Canada
Suite 3900, 888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5		[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Bank of Montreal
900, 525 - 8th Avenue S.W.
Calgary, Alberta
T2P 1G1		[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

The Bank of Nova Scotia
2000, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2W1		[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Canadian Imperial Bank of Commerce
Corporate Banking – Energy 855 - 2nd St. S.W., 9th floor (East Tower, Bankers Hall)
Attention: [Redacted]
Fax No.: [Redacted]		[Amounts Redacted]

The Toronto-Dominion Bank
Corporate Banking
800, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 1E5	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

National Bank of Canada
Corporate Banking
1800 – 311 6 Avenue S.W.
Calgary, Alberta T2P 3H2	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Union Bank, Canada Branch
Suite 730, 440 – 2nd Avenue S.W.
Calgary, Alberta T2P 5E9	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Alberta Treasury Branches
600, 444 - 7th Avenue S.W.
Calgary, Alberta T2P 0X8	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Sumitomo Mitsui Banking Corporation, Canada Branch
Suite 1400, Ernst & Young Tower Toronto-Dominion Centre, P.O. Box 172,
222 Bay Street
Toronto, Ontario M5K 1H6	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

A-2

HSBC Bank Canada
8th Floor, 407 – 8th Avenue S.W.
Calgary, Alberta T2P 1E5	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]

Citibank, N.A., Canadian Branch
Suite 4000, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1	[Amounts Redacted]

Attention: [Redacted]
Fax No.: [Redacted]
Total:	[Amounts Redacted]	Cdn. $400,000,000

A-3

Schedule B to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR
CANCELLATION OF TOTAL COMMITMENT

Date:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario  M5H 1C4

Attention: Manager, Agency Services Group

[Royal Bank of Canada
Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta
T2P 5C5

Attention: Senior Manager][Note: To be included only with respect to requests for Swingline Loans.]

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a [Accommodation, repayment, and/or cancellation of Total Commitment or a portion thereof] pursuant to Section [3.4, 3.9, 3.14 or 4.3] of the Credit Agreement as follows:

1.	Amount of [Accommodation, prepayment or repayment] [Cdn. $ or U.S. $].

2.	Date of [Accommodation, repayment, prepayment and/or cancellation of Total Commitment or a portion thereof].

3.	[If applicable]. Nature of [Accommodation, repayment or prepayment] is by way of a [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan, Bankers' Acceptance, Swingline Loan of ___________ and, if applicable, BA Equivalent Advance or Letter of Credit)].

4.	[If applicable]. The amount of the Total Commitment to be cancelled is Cdn. $___________.

5.	[If applicable]. The Libor Interest Period for the Libor Loan is _____ months.

6.	[If applicable] We hereby request that the [Lenders/Schedule II/III Lenders] purchase Bankers' Acceptances at the applicable Discount Rate.

7.	[If applicable - when Lenders not purchasing Bankers' Acceptances]. We will forward a Notice of Borrowing by way of Bankers' Acceptance in the form of Schedule C to the Credit Agreement on [the Drawdown Date]. The term of each such Bankers' Acceptance shall be for a period of _____ days, maturing on _______________.

8.	[If applicable - when Purchasing Lenders are purchasing Bankers' Acceptance]. Please forward the funding particulars with respect to the Bankers' Acceptance on [the Drawdown Date]. The term of each such Bankers' Acceptance shall be for a period of ______ days, maturing on _______________.

9.	[If applicable in the case of a Fronted Letter of Credit issued under Section 3.8] Enclosed is a Letter of Credit Application in the applicable Fronting Lender's customary form.

10.	We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a Drawdown Date is satisfied on the date hereof and will be satisfied on the Drawdown Date.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

B-2

Schedule C to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCE

Date:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario  M5H 1C4

Attention: Manager, Agency Services Group

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on ____________________.

Each should be dated so as to mature on ______________________, resulting in a term of ________days.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a [Drawdown Date/Conversion Date] will be satisfied on the [Drawdown Date/Conversion Date].

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS

								Sumitomo			Alberta
			The					Mitsui			Treasury
	Royal		Bank	Canadian	The		Union	Banking		Citibank,	Branches*
	Bank		of	Imperial	Toronto-	National	Bank,	Corporation,	HSBC	N.A.,
Name of	of	Bank of	Nova	Bank of	Dominion	Bank of	Canada	Canada	Bank	Canadian
Lender	Canada	Montreal	Scotia	Commerce	Bank	Canada	Branch	Branch	Canada	Branch

Amount

Discount
Rate

Price

Discount
Proceeds

Acceptance
Fee

Net
Proceeds

Purchaser

Term

*Non-Acceptance Lender

Note: if any Non-Acceptance Lenders include particulars of BA Equivalent Advance

C-2

Schedule D to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF CONVERSION

Date:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario  M5H 1C4

Attention: Manager, Agency Services Group

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a conversion of Borrowings pursuant to Section 3.11 of the Credit Agreement.

We have outstanding $_____________ by way of [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances]. Please convert [Cdn. $ or U.S. $] outstanding by way of [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances] into a [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptance] on the ______ day of _________, _____.

[If Applicable] We hereby request that the [Lenders/Schedule II Lenders] purchase the Bankers' Acceptances to be issued pursuant to this Notice of Conversion.

[If Applicable] The Libor Interest Period for the Libor Loan is ____ days.

[If Applicable - when there are no Purchasing Lenders] We will forward a Notice of Borrowing by way of Bankers' Acceptances in the form of Schedule C to the Credit Agreement on [the Conversion Date]. [If applicable - when there are Purchasing Lenders]. Please forward a Confirmation of Bankers' Acceptances Funding Details in the form of Exhibit 1 to Schedule C to the Credit Agreement on [the Conversion Date]. The term of each Bankers' Acceptance shall be for a period of _____ days, maturing on ________.

We hereby confirm that each condition precedent referred to in Section 7.2 in regard to a Conversion Date is satisfied on the date hereof and will be satisfied on the Conversion Date.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Schedule E to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF ROLLOVER

Date:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario  M5H 1C4

Attention: Manager, Agency Services Group

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of a [Bankers' Acceptance/Libor Loan] pursuant to Section 3.12 of the Credit Agreement.

We have outstanding [Cdn. $____________ by way of Bankers' Acceptances/U.S. $ by way of Libor Loan.] The [Bankers' Acceptance matures on __________/Libor Interest Period in respect of such Libor Loan expires on __________.] Please rollover such [Bankers' Acceptance/Libor Loan] [or Cdn./ U.S. $______________ thereof - if less than entire [Bankers' Acceptance/Libor Loan] is being rolled-over] such that the subsequent [term of each such Bankers' Acceptance shall be _____ days maturing on __________/Libor Interest Period is _____ months].

We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a Rollover Date is satisfied on the date hereof and will be satisfied on the Rollover Date.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Schedule F to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

COMPLIANCE CERTIFICATE

I, __________________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1.	I am the [President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer] of Pengrowth Energy Corporation (the "Borrower");

2.	This Certificate applies to the Fiscal [Quarter/Year] ending _______________, _____;

3.	I am familiar with and have examined the provisions of the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended to the date hereof (the "Credit Agreement"), between the Borrower and a syndicate of Lenders and Royal Bank of Canada as Agent and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and the other Loan Parties as I have deemed necessary for purposes of this Certificate;

4.	No Default or Event of Default has occurred and is continuing [other than__________________];

5.	As of the end of this Fiscal [Quarter/Year], the Interest Coverage Ratio is ____________ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 1;

6.	As of the end of this Fiscal [Quarter/Year]: (a) a Swan Hills Sale Event [has / has not] occurred; and (b) the Consolidated Total Debt to EBITDA Ratio is ____ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 2;

7.	Attached hereto is a current organizational chart of the Borrower and its Subsidiaries;

8.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

9.	This Certificate is given by the undersigned officer in his capacity as an officer of the Borrower without any personal liability on the part of such officer.

Executed  at  the  City  of  Calgary,  in  the  Province  of  Alberta  this  _____  day  of _____________, _____.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Schedule G to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

LENDER TRANSFER AGREEMENT

TO:	Royal Bank of Canada, as Agent (the "Agent")

AND TO:	Pengrowth Energy Corporation (the "Borrower")

RE:	Amended and Restated Credit Agreement ("Credit Agreement") made as of October 12, 2017, as amended between the Borrower, the Agent and a syndicate of Lenders

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1.	[name of new lender, new fronting lender or new swingline lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2.	The Assignee desires to become a Lender [and/or a Fronting Lender and/or the Swingline Lender] under the Credit Agreement; [name of selling Lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee Cdn. $_______________ of the Commitment [and or Cdn. $_______________ of the Fronted LC Commitment] of the Assignor such that the Commitment of the Assignee shall be Cdn. $_______________ and of the Assignor shall be Cdn. $____________ [and the Fronted LC Commitment of the Assignee shall be Cdn. $_______________ and of the Assignor shall be Cdn. $____________]; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3.	The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender [and a Fronting Lender][and the Swingline Lender] but its liability to make Borrowings shall be limited to its Commitment [and Fronted LC Commitment] identified in paragraph 2 of this Lender Transfer Agreement.

4.	The Assignee agrees to assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement arising after the date hereof to the extent of the Assignee's Commitment [and Fronted LC Commitment] as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent; provided that if any Bankers' Acceptances accepted or Letters of Credit issued by the Assignor remain outstanding on such date, such Bankers' Acceptances and Letters of Credit shall remain the liability and obligation of the Assignor and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Bankers' Acceptances and Letters of Credit (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances and Letters of Credit (other than losses or costs which arise out of the gross negligence or willful misconduct of the Assignor) and shall be entitled to a proportionate amount of the fees paid in respect of such Bankers' Acceptances and Letters of Credit as agreed between the Assignor and the Assignee.

5.	The Assignee acknowledges and confirms that it has not relied upon and that none of the Assignor, the Agent or any of their respective directors, officers, employees or agents have made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower or any other Loan Party. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

6.	The Assignee represents and warrants that it [is/is not] a non-resident within the meaning of the Income Tax Act (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and the other Loan Parties and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or the other Loan Parties.

7.	Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

8.	This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

9.	Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

[•]
[•]

Attention: [•]

Telecopier: [•]

10.	This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

G-2

DATED this _____ day of __________, ____.

[Name of Assignee]

Per:

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the undersigned hereby.

[Name of Assignor]

Per:

Each of the Agent, the Swingline Lender, each Fronting Lender and Pengrowth Energy Corporation hereby acknowledge the above Lender Transfer Agreement and consent to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 2 of the Lender Transfer Agreement.

ROYAL BANK OF CANADA, as Agent

Per:

ROYAL BANK OF CANADA, as Swingline Lender

ROYAL BANK OF CANADA, as Fronting Lender

BANK OF MONTREAL, as Fronting Lender

PENGROWTH ENERGY CORPORATION

Per:

G-3

Schedule H to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

REQUEST FOR EXTENSION

Date:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario  M5H 1C4

Attention: Manager, Agency Services Group

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.15 of the Credit Agreement, we hereby request that the Requested Lenders provide an extension of the applicable Subject Maturity Date to [•] [not to exceed 4 years from applicable Anniversary Date].

We hereby certify that:

1.	except as disclosed to the Agent in writing, the representations and warranties contained in Article 2 of the Credit Agreement are true and correct in all material respects on the date hereof and will be true and correct in all material respects on the date of extension, as applicable, with the same effect as if such representations and warranties were made on such dates; and

2.	neither the Borrower nor any Subsidiary is in breach of any provision of the Loan Documents and no Default or Event of Default has occurred and is continuing.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

As a guarantor of the obligations of the Borrower to the Agent and the Lenders, we hereby acknowledge the foregoing and confirm that the Guarantee entered into by us remains in full force and effect in respect of all obligations of the Borrower to the Agent and the Lenders, including those under the Credit Agreement, as so extended.

•

Per

:
Name:
Title:

[To insert for any Subsidiaries which have provided a Guarantee]

H-2

Schedule I to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

POWER OF ATTORNEY TERMS - BANKERS' ACCEPTANCES

In order to facilitate the acceptance of Bankers' Acceptances or promissory notes evidencing BA Equivalent Advances pursuant to the terms of the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent (the "Credit Agreement"), Pengrowth Energy Corporation (the "Borrower") hereby appoints each Lender (individually, the "Bank"), acting by its duly authorized signatories (the "Attorney") for the time being at the Bank's main branch in Toronto, Ontario (or, if such Bank has no main branch in Toronto, Ontario, at the Bank's main branch in Calgary, Alberta) (the "Branch of Account"), the attorney of the Borrower:

1.	to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form ("Drafts") which may be "depository bills" under and as defined in the Depository Bills and Notes Act (the "DBNA") drawn on the Bank payable to the order of the Borrower or to the order of the Bank or to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank;

2.	to sign for and on behalf and in the name of the Borrower as drawer, promissory notes in the Bank's standard form for advances in the nature of BA Equivalent Advances (the "Notes") payable to the Bank or its order evidencing BA Equivalent Advances made by the Bank to the Borrower pursuant to the Credit Agreement; and

3.	to fill in the amount, date and maturity date of such Drafts or Notes,

provided that, such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount and/or deposit by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank or relating to the execution and completion by the Bank on behalf of the Borrower of Notes which the Borrower wishes to issue to the Bank shall in each case be communicated by the Agent and/or the Borrower to the Bank in writing at the Branch of Account following delivery by the Borrower of a notice in respect of a drawdown, Conversion or Rollover pursuant to the Credit Agreement and shall specify the following information:

4.	a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted or BA Equivalent Advances to be made by the Bank in respect of a particular drawdown, Conversion or Rollover;

5.	a specified period of time, as provided in the Credit Agreement, which shall be the number of days after the date of such Drafts or Notes that such Drafts or Notes are to be payable, and the dates of issue and maturity of such Drafts or Notes; and

6.	payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts or the proceeds of such BA Equivalent Advances are to be credited.

The communication in writing by the Borrower to the Bank of the instructions referred to above shall constitute the authorization and instruction of the Borrower to the Bank to complete, execute and, if applicable, endorse Drafts and to complete and execute Notes in accordance with such information as set out above and the request of the Borrower to the Bank to accept such Drafts and deliver the same, or deposit the same with a "clearing house" under the DBNA, against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts or make any BA Equivalent Advances and thereafter complete and execute any Notes evidencing the same except in accordance with the provisions of the Credit Agreement. The Bank shall be and is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with a "clearing house" under the DBNA; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or willful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Business Days' written notice served upon the Bank at the Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft or Note executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by the Bank at any time upon not less than five (5) Business Days' written notice to the Borrower in accordance with Section 14.5 of the Credit Agreement.

Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

I-2

Schedule J to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF BORROWER GUARANTEE

See attached.

PENGROWTH ENERGY CORPORATION

GUARANTEE

MADE AS OF OCTOBER 12, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Headings	3

1.3	Number; persons; including	3

1.4	Interest Act (Canada)	3

1.5	Nominal Rates	3

ARTICLE 2 GUARANTEE		4

2.1	Guarantee of Obligations	4

2.2	Indemnity	4

2.3	Guarantor as Principal Obligor	4

2.4	Guarantee Absolute and Unconditional	4

2.5	Keepwell	6

ARTICLE 3 DEALINGS WITH THE SUBSIDIARIES AND OTHERS		7

3.1	No Release	7

3.2	No Exhaustion of Remedies	7

3.3	Evidence of Obligations	7

3.4	No Set-off	7

ARTICLE 4 CONTINUING GUARANTEE		8

4.1	Continuing Guarantee	8

4.2	Revival of Indebtedness	8

ARTICLE 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		8

5.1	Demand for Payment	8

5.2	Stay of Acceleration	8

5.3	Expenses	8

5.4	Interest	9

ARTICLE 6 SUBROGATION		9

6.1	Subrogation	9

ARTICLE 7 REPRESENTATIONS AND WARRANTIES; COVENANTS		9

7.1	Representations and Warranties	9

7.2	Effective Time of Repetition	10

7.3	Nature of Representations and Warranties	10

- i -

ARTICLE 8 POSTPONEMENT		10

8.1	Postponement	10

ARTICLE 9 GENERAL		11

9.1	Waiver of Notices	11

9.2	Benefit of the Guarantee	11

9.3	Foreign Currency Obligations	11

9.4	Taxes and Set-off by Guarantor	12

9.5	No Waiver; Remedies	12

9.6	Severability	12

9.7	Amendments and Waivers	12

9.8	Additional Security	13

9.9	Notices	13

9.10	Assignment	14

9.11	Time of Essence	14

9.12	Financial Condition of the Subsidiaries	14

9.13	Acknowledgement of Documentation	14

9.14	Entire Agreement	14

9.15	Governing Law	14

9.16	Attornment	15

- ii -

PENGROWTH ENERGY CORPORATION

GUARANTEE

THIS GUARANTEE is made as of October 12, 2017

WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Lender Swap Agreements and the Cash Management Documents;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Beneficiaries" means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and "Beneficiary" means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.

"Beneficiaries' Counsel" means Blake, Cassels & Graydon LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"Credit Agreement" means the amended and restated credit agreement dated January 1, 2011, as amended and restated pursuant to the amended and restated credit agreement dated as of March 30, 2015 and as further amended and restated pursuant to the amended and restated credit agreement dated as of October 12, 2017 between the Guarantor, as borrower, Royal Bank of Canada and such other persons as become parties thereto, as lenders, and Royal Bank of Canada, as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

"Default Rate" means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Cdn. Prime Loans plus two percent (2.0%) per annum or (ii) in respect of amounts due in U.S. Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus two percent (2.0%) per annum.

"Documents" means, collectively, the Loan Documents as defined in the Credit Agreement together with any and all Lender Swap Agreements and any and all Cash Management Documents.

"Excluded Swap Obligations" means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

"Guarantee" means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

"Guarantor" means Pengrowth Energy Corporation and its successors.

"Obligations" means, collectively and at any time and from time to time (i) all Swap Indebtedness of or owing by any one or more of the Subsidiaries to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (ii) all Cash Management Obligations of or owing by any one or more of the Subsidiaries to any and all Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

"Qualified Keepwell Provider" means, in respect of any Swap Obligation, the Guarantor and each Subsidiary that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes effective with respect to such Swap Obligation, has total assets exceeding U.S.$10,000,000 or otherwise constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" with respect to such Swap Obligation at such time by entering into a keepwell or guarantee pursuant to Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Secured Parties" has the meaning given to such term in the Collateral Agency and Intercreditor Agreement.

"Swap Obligation" means, with respect to any Subsidiary, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)	Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

ARTICLE 2
GUARANTEE

2.1	Guarantee of Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity

If any or all of the Obligations are not duly paid or performed by any Subsidiary and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Subsidiary to pay and perform such Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Obligations are not duly paid or performed by any Subsidiary and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Subsidiaries under the Documents;

(b)	any modification or amendment of or supplement to the Obligations;

(c)	any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)	any change in the existence, structure, constitution, name, control or ownership of any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Subsidiary or any other person or their respective assets;

(e)	the existence of any set-off, counterclaim, claim or other right which the Guarantor or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;

(f)	any provision of applicable law purporting to prohibit or limit the payment by any Subsidiary of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Obligations;

(h)	any release, substitution or addition of any other guarantor of the Obligations;

(i)	any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary's behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(j)	any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against any Subsidiary or any other person, or to apply or exhaust any security held from any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)	any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary's or any other person on behalf of a Beneficiary's rights to payment, or the cessation from any cause whatsoever of the liability of any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)	any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security

Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(n)	to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(o)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; or

(p)	any other law, event or circumstance or any other act or failure to act or delay of any kind by any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor's obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against any Subsidiary for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

2.5	Keepwell

To the extent that the Guarantor is a Qualified Keepwell Provider, the Guarantor jointly and severally with each other Qualified Keepwell Provider, absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Subsidiary to honor all of its obligations under the guarantees they have provided in favour of the Agent and the other Beneficiaries in respect of any Swap Indebtedness which is a Swap Obligation (provided, however, that the Guarantor shall only be liable under this Section 2.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.5, or otherwise under this Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section 2.5 shall remain in full force and effect until all Obligations have been paid in full. The Guarantor intends that this Section 2.5 constitute, and this Section 2.5 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each Subsidiary for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 3
DEALINGS WITH THE SUBSIDIARIES AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to any Subsidiary or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of any Subsidiary or any other guarantor or endorser;

(c)	accept compromises from any Subsidiary or any other guarantor or endorser;

(d)	subject to the Credit Agreement and the other Documents, apply all money at any time received from any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with any Subsidiary and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against any Subsidiary or other persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and any Subsidiary shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4
CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Subsidiary), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Subsidiary), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.

ARTICLE 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Beneficiaries shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by any Subsidiary in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses

The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.

5.4	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.

ARTICLE 6
SUBROGATION

6.1	Subrogation

(a)	Until all the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against any Subsidiary in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.

(b)	If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor's request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries' interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES; COVENANTS

7.1	Representations and Warranties

The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:

(a)	Status and Authority

It is a corporation duly subsisting under the laws of the Province of Alberta and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)          Valid Authorization

The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor's authority, capacity and power, (ii) has been duly authorized by all necessary corporate and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries (other than pursuant to the Security).

(c)          Enforceability of Documents

This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights and to the fact that equitable remedies are only available in the discretion of the court.

7.2	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties

The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries' Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.

ARTICLE 8
POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of any Subsidiary to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the Collateral Agent (for itself and the rateable benefit of the other Secured Parties in accordance with the terms of the Collateral Agency and Intercreditor Agreement) and shall be forthwith paid over to the Collateral Agent until the Secured Obligations (under and as defined in the Collateral Agency and Intercreditor Agreement) are finally paid and satisfied in full, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9
GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations

The Guarantor shall make payment relative to each Obligation in the currency (the "original currency") in which any Subsidiary is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the "other currency") other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Taxes and Set-off by Guarantor

All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off, counterclaim, duties, Taxes (other than Excluded Taxes), charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:

(a)	ensure that the deduction or withholding does not exceed the minimum amount legally required;

(b)	forthwith pay to the Beneficiaries such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by it had no such deduction or withholding been made;

(c)	pay to the relevant taxation or other authorities, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and

(d)	furnish to the Beneficiaries an official receipt or other documentation of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid promptly after receipt by the Guarantor of such receipt or other documentation.

9.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the Guarantor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

9.7	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any waiver and any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a "Communication") to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Royal Bank of Canada, as Agent
Royal Bank Plaza, 200 Bay Street,
12th Floor South Tower
Toronto, Ontario M5J 2W7

Facsimile No.: [Redacted]
Attention:          Manager, Agency Services Group

To the Guarantor:

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta
T2P 0B4

Facsimile No.: [Redacted]
Attention:          Chief Financial Officer

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment

The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 8.2(c) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).

9.11	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12	Financial Condition of the Subsidiaries

The Guarantor is fully aware of the financial condition of each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of each of the Subsidiaries' financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the other Documents and all of the terms and conditions thereof.

9.14	Entire Agreement

This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.15	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

Signature Page to Guarantee

Schedule K to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF SUBSIDIARY GUARANTEE

See attached.

[●] [INSERT NAME OF RELEVANT SUBSIDIARY]

GUARANTEE

MADE AS OF [●], [●]

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Headings	3

1.3	Number; persons; including	3

1.4	Interest Act (Canada)	3

1.5	Nominal Rates	4

1.6	[References to Guarantor]	4

ARTICLE 2 GUARANTEE		4

2.1	Guarantee of Obligations	4

2.2	Indemnity	4

2.3	Guarantor as Principal Obligor	5

2.4	Guarantee Absolute and Unconditional	5

2.5	Keepwell	7

ARTICLE 3 DEALINGS WITH THE BORROWER, THE SUBSIDIARIES AND OTHERS

3.1	No Release	8

3.2	No Exhaustion of Remedies	8

3.3	Evidence of Obligations	8

3.4	No Set-off	8

ARTICLE 4 CONTINUING GUARANTEE		9

4.1	Continuing Guarantee	9

4.2	Revival of Indebtedness	9

ARTICLE 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		9

5.1	Demand for Payment	9

5.2	Stay of Acceleration	9

5.3	Expenses	9

5.4	Interest	10

ARTICLE 6 SUBROGATION		10

6.1	Subrogation	10

ARTICLE 7 REPRESENTATIONS AND WARRANTIES; COVENANTS		10

7.1	Representations and Warranties	10

7.2	Effective Time of Repetition	11

- i -

7.3	Nature of Representations and Warranties	11

7.4	Covenants Contained in the Credit Agreement and Other Documents	11

ARTICLE 8 POSTPONEMENT		12

8.1	Postponement	12

ARTICLE 9 GENERAL		12

9.1	Waiver of Notices	12

9.2	Benefit of the Guarantee	12

9.3	Foreign Currency Obligations	12

9.4	Taxes and Set-off by Guarantor	13

9.5	No Waiver; Remedies	13

9.6	Severability	14

9.7	Amendments and Waivers	14

9.8	Additional Security	14

9.9	Notices	14

9.10	Assignment	15

9.11	Time of Essence	15

9.12	Financial Condition of the Borrower and the Subsidiaries	15

9.13	Acknowledgement of Documentation	16

9.14	Entire Agreement	16

9.15	Governing Law	16

9.16	Attornment	16

- ii -

[●] [INSERT NAME OF RELEVANT SUBSIDIARY]

GUARANTEE

THIS GUARANTEE is made as of [●], [●]

WHEREAS the Guarantor is a Subsidiary of the Borrower;

AND WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Credit Facility provided by the Lenders to the Borrower pursuant to the Credit Agreement and with respect to the Lender Swap Agreements and the Cash Management Documents;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Beneficiaries" means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and "Beneficiary" means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.

"Beneficiaries' Counsel" means Blake, Cassels & Graydon LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.

"Borrower" means Pengrowth Energy Corporation and its successors.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"Credit Agreement" means the amended and restated credit agreement dated January 1, 2011, as amended and restated pursuant to the amended and restated credit agreement dated as of March 30, 2015 and as further amended and restated pursuant to the amended and restated credit agreement dated as of October 12, 2017 between the Borrower, as borrower, Royal Bank of Canada and such other persons as become parties thereto, as lenders, and Royal Bank of Canada, as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

"Default Rate" means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Cdn. Prime Loans plus two percent (2.0%) per annum or (ii) in respect of amounts due in U.S. Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus two percent (2.0%) per annum.

"Documents" means, collectively, the Loan Documents as defined in the Credit Agreement together with any and all Lender Swap Agreements and any and all Cash Management Documents.

"Excluded Swap Obligations" means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

"Guarantee" means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

"Guarantor" means [•] [Insert name of relevant Subsidiary] and its successors.

"Obligations" means, collectively and at any time and from time to time (i) all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents and including all Borrowings and all interest, commissions, legal and other costs, charges and expenses payable by the Borrower under the Credit Agreement and such other Documents, (ii) all Swap Indebtedness of or owing by the Borrower and its Subsidiaries (other than the Guarantor) to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (iii) all Cash Management Obligations of or owing by the Borrower and its Subsidiaries (other than the Guarantor) to any and all Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

"Qualified Keepwell Provider" means, in respect of any Swap Obligation, the Borrower and each Subsidiary that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes effective with respect to such Swap Obligation, has total assets exceeding U.S.$10,000,000 or otherwise constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" with respect to such Swap Obligation at such time by entering into a keepwell or guarantee pursuant to Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Secured Parties" has the meaning given to such term in the Collateral Agency and Intercreditor Agreement.

"Swap Obligation" means, with respect to the Borrower or any Subsidiary (other than the Guarantor), any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)	Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

1.6	[References to Guarantor]

[All references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the "Guarantor" shall, as the context requires, be and shall be construed as being by the partners of [●] on behalf of and in respect of such partnership.] [Note: Insert Section 1.6, with appropriate conforming changes, for a guarantee by a general partnership; insert similar provisions, with additional conforming changes, for a guarantee by a limited partnership, trust or other unincorporated entity.]

ARTICLE 2
GUARANTEE

2.1	Guarantee of Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity

If any or all of the Obligations are not duly paid or performed by the Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Borrower or such Subsidiary to pay and perform such Obligations. [In addition to and without limiting the foregoing, each partner of the Guarantor hereby agrees, on a joint and several basis, to indemnify and hold harmless each of the Beneficiaries, forthwith after demand as provided herein, from and against all losses resulting from the failure of the Borrower or any Subsidiary, as applicable, to pay and perform any or all of the Obligations, it being the express intention of the partners of the Guarantor that each of the partners of the Guarantor shall be jointly and severally liable for the Obligations.] [Note: Insert the foregoing square-bracketed wording in Section 2.2 for any guarantee by a general partnership which includes the Borrower as a partner.]

2.3	Guarantor as Principal Obligor

If any or all of the Obligations are not duly paid or performed by the Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Borrower and its Subsidiaries under the Documents;

(b)	any modification or amendment of or supplement to the Obligations;

(c)	any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)	any change in the existence, structure, constitution, name, control or ownership of the Borrower, any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower, any Subsidiary or any other person or their respective assets;

(e)	the existence of any set-off, counterclaim, claim or other right which the Guarantor, the Borrower or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;

(f)	any provision of applicable law purporting to prohibit or limit the payment by the Borrower or any Subsidiary, as applicable, of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Obligations;

(h)	any release, substitution or addition of any other guarantor of the Obligations;

(i)	any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary's behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(j)	any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against the Borrower, any Subsidiary or any other person, or to apply or exhaust any security held from the Borrower, any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)	any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of the Borrower, any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary's or any other person on behalf of a Beneficiary's rights to payment, or the cessation from any cause whatsoever of the liability of the Borrower, any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Borrower, any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)	any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of the Borrower, any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(n)	to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to the Borrower, any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(o)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Borrower, any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; [or

(p)	[the fact that the Borrower or any Subsidiary, as applicable, has a general partnership interest in the Guarantor;] or [Note: Insert subparagraph (p) if applicable.]

(q)	any other law, event or circumstance or any other act or failure to act or delay of any kind by the Borrower, any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor's obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against the Borrower or any Subsidiary for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

2.5	Keepwell

To the extent that the Guarantor is a Qualified Keepwell Provider, the Guarantor jointly and severally with each other Qualified Keepwell Provider, absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by the Borrower and each Subsidiary (other than the Guarantor) to honor all of its obligations under the guarantees they have provided in favour of the Agent and the other Beneficiaries in respect of any Swap Indebtedness which is a Swap Obligation (provided, however, that the Guarantor shall only be liable under this Section 2.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.5, or otherwise under this Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section 2.5 shall remain in full force and effect until all Obligations have been paid in full. The Guarantor intends that this Section 2.5 constitute, and this Section 2.5 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of the Borrower and each Subsidiary (other than the Guarantor) for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 3
DEALINGS WITH THE BORROWER, THE SUBSIDIARIES AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Borrower, any Subsidiary or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from the Borrower, any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of the Borrower, any Subsidiary or any other guarantor or endorser;

(c)	accept compromises from the Borrower, any Subsidiary or any other guarantor or endorser;

(d)	subject to the Credit Agreement and the other Documents, apply all money at any time received from the Borrower or any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with the Borrower, any Subsidiary and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Borrower, any Subsidiary or other persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Borrower or any Subsidiary, as applicable, shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any of the Borrower, any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4
CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Borrower or any Subsidiary, as applicable), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Borrower or any Subsidiary, as applicable), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.

ARTICLE 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Beneficiaries shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Borrower or any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of the Borrower or such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses

The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.

5.4	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.

ARTICLE 6
SUBROGATION

6.1	Subrogation

(a)	Until all the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Borrower or any Subsidiary, as applicable, in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.

(b)	If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor's request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries' interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES; COVENANTS

7.1	Representations and Warranties

The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:

(a)          Status and Authority

It is a [corporation duly incorporated and] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] subsisting under the laws of [•] and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)          Valid Authorization

The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor's authority, capacity and power, (ii) has been duly authorized by all necessary [corporate] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries (other than pursuant to the Security).

(c)          Enforceability of Documents

This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights and to the fact that equitable remedies are only available in the discretion of the court.

7.2	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties

The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries' Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.

7.4	Covenants Contained in the Credit Agreement and Other Documents

The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Borrower and its Subsidiaries contained in the Credit Agreement or other Documents that the Borrower or such other Subsidiary agrees that the Guarantor (as a Subsidiary or otherwise) shall observe, perform and comply with.

ARTICLE 8
POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of the Borrower or any Subsidiary, as applicable, to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the Collateral Agent (for itself and the rateable benefit of the other Secured Parties in accordance with the terms of the Collateral Agency and Intercreditor Agreement) and shall be forthwith paid over to the Collateral Agent until the Secured Obligations (under and as defined in the Collateral Agency and Intercreditor Agreement) are finally paid and satisfied in full, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9
GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations

The Guarantor shall make payment relative to each Obligation in the currency (the "original currency") in which the Borrower or any Subsidiary, as applicable, is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the "other currency") other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Taxes and Set-off by Guarantor

All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off, counterclaim, duties, Taxes (other than Excluded Taxes), charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:

(a)	ensure that the deduction or withholding does not exceed the minimum amount legally required;

(b)	forthwith pay to the Beneficiaries such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by it had no such deduction or withholding been made;

(c)	pay to the relevant taxation or other authorities, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and

(d)	furnish to the Beneficiaries an official receipt or other documentation of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid promptly after receipt by the Guarantor of such receipt or other documentation.

9.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the Guarantor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

9.7	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any waiver and any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a "Communication") to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Royal Bank of Canada, as Agent
Royal Bank Plaza, 200 Bay Street,
12th Floor South Tower
Toronto, Ontario M5J 2W7

Facsimile No.: [Redacted]
Attention:          Manager, Agency Services Group

To the Guarantor:

[Insert name of relevant Subsidiary]
c/o Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta
T2P 0B4

Facsimile No.: [Redacted]
Attention:        Chief Financial Officer

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment

The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Borrower, its Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 8.2(c) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).

9.11	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12	Financial Condition of the Borrower and the Subsidiaries

The Guarantor is fully aware of the financial condition of the Borrower and each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of the Borrower's and each of the Subsidiaries' financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the other Documents and all of the terms and conditions thereof.

9.14	Entire Agreement

This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.15	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[●][INSERT NAME OF RELEVANT SUBSIDIARY]

Per:
Name:
Title:

Per:
Name:
Title:

Schedule L to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

ORGANIZATIONAL CHART OF THE BORROWER

PENGROWTH ENERGY CORPORATION

ORGANIZATIONAL CHART
(October 2017)

SUBSIDIARIES OF THE BORROWER

Name	Entity
Pengrowth Energy Marketing Corporation	Alberta Corporation

Schedule M to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

EXISTING LETTERS OF CREDIT

[Redacted – Product Details]

Schedule N to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

MATERIAL TERMS OF JUNIOR DEBT INTERCREDITOR AGREEMENT

Capitalized terms used but not otherwise defined in this Material Terms of Junior Debt Intercreditor Agreement (this "Summary") shall have the meaning given to such terms in the amended and restated credit agreement dated as of October 12, 2017 between Pengrowth Energy Corporation, as borrower, and a syndicate of Lenders with Royal Bank of Canada, as agent of such lenders. In addition, for the purposes of this Summary:

"Collateral" means any kind of property, asset, undertaking, right or interest, whether real, personal or mixed, or tangible or intangible, of a Loan Party, now or at any time hereafter subject to any Security Interests securing the First Lien Obligations or the Junior Debt Obligations;

"First Lien Obligations" means the Secured Obligations under and as defined in the Collateral Agency and Intercreditor Agreement.

"First Lien Secured Parties" means the Secured Parties under and as defined in the Collateral Agency and Intercreditor Agreement.

"First Lien Security" means, as the context requires:

(a)	the Security;

(b)	the Security Interests, rights, interests and benefits created or arising pursuant to such Security; or

(c)	the Collateral charged under or subject to such Security;

"Insolvency Proceeding" means:

(a)	any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any other Loan Party, any bankruptcy, insolvency, receivership, interim receivership or assignment for the benefit of creditors relating to the Borrower or any other Loan Party or any similar case or proceeding relative to the Borrower or any other Loan Party including any case proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled "Bankruptcy" or any comparable law, including any Business Corporations Act or Companies Act (except as specifically excluded in subparagraph (b) of this definition) or any successor bankruptcy law, in each case whether or not voluntary;

(b)	any arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any other Loan Party, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, but excluding any arrangement under applicable business corporations statutes wholly among solvent persons and which does not involve the compromise or reduction of any liabilities or other obligations owing to creditors or any exchange or conversion of indebtedness for shares or other Equity Interests in the capital thereof; or

(c)	any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any other Loan Party are determined and any payment or distribution is or may be made on account of such claims, whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by any Loan Party;

"Junior Debt" means the Permitted Junior Debt;

"Junior Debt Collateral Agent" means the collateral agent or trustee from time to time under and pursuant to the Junior Debt Documents;

"Junior Debt Documents" means, collectively, the Junior Debt Financing Agreements, the Junior Debt Security Documents and all other agreements, certificates, notices, instruments or other documents which create, evidence, establish or relate to the Junior Debt Obligations;

"Junior Debt Lenders" means the holders of the Junior Debt;

"Junior Debt Obligations" means Permitted Junior Debt and all indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the other Loan Parties to or in favour of the Junior Debt Lenders under, pursuant or relating to the Junior Debt Financing Agreement and the other Junior Debt Documents;

"Junior Debt Rights" means, collectively, all of the rights, remedies, interests and powers of any or all of the Junior Debt Lenders:

(a)	under, pursuant or relating to the Junior Debt Financing Agreements, Junior Debt Security or other Junior Debt Documents;

(b)	in any Insolvency Proceedings; and

(c)	otherwise available to any or all of the Junior Debt Lenders pursuant to applicable laws to enforce payment and performance of the Junior Debt Obligations;

"Junior Debt Security" means, as the context requires:

(a)	the Junior Debt Security Documents;

(b)	the Security Interests, rights, interests and benefits created or arising pursuant to such Junior Debt Security Documents; or

(c)	the Collateral charged under or subject to such Junior Debt Security Documents;

"Junior Debt Security Documents" means any and all assignments, mortgages, debentures, pledges, guarantees and other security agreements of whatsoever kind now, heretofore, or hereafter executed and delivered by the Loan Parties in favour of any or all of the Junior Debt Lenders (including in favour of the Junior Debt Collateral Agent) or now, heretofore, or hereafter existing as security on or against any Collateral in favour of any or all of the Junior Debt Lenders (including in favour of the Junior Debt Collateral Agent), in each case, which secure payment or performance of the Junior Debt Obligations; and

"PPSAs" means the Personal Property Security Act (Alberta), each other Personal Property Security Act as in effect in any province or territory of Canada, the Uniform Commercial Code or similar statute as in

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effect in any state of the United States or any similar legislation in any other jurisdictions (in each case, together with the regulations thereunder), as applicable.

5.	Priority of Security Interests

Any Security Interest now or hereafter held by or for the benefit of the First Lien Secured Parties (or any of them) shall be senior in right, priority, operation, effect and all other respects to any and all Security Interests held by or for the benefit of the Junior Debt Lenders (or any of them) from time to time.

6.	Additional Security Interests

(a)	Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the Credit Facility has been terminated and cancelled, no Loan Party shall grant or permit any additional Security Interests on any of its property, assets or undertaking to secure any Junior Debt Obligations unless it has granted, or concurrently therewith grants, a senior Security Interest on such assets, property or undertaking to secure the First Lien Obligations.

(b)	Unless the First Lien Secured Parties have previously or are concurrently taking action to effect a registration of a fixed charge and the Junior Debt Lenders are permitted to do so under the Junior Debt Financing Agreements, the Junior Debt Lenders shall not register any fixed charge against any petroleum and natural gas assets of any Loan Party in respect of or as security for the Junior Debt Obligations until 30 days after they have given to the First Lien Secured Parties written notice of their intention to register such fixed charge security.

3.	Proceeds

(a)	In the event of any Insolvency Proceeding the First Lien Secured Parties shall first be entitled to receive from the proceeds of the Collateral indefeasible payment in full of the First Lien Obligations in cash before the Junior Debt Lenders shall be entitled to receive and retain any payment or distribution on account of the Junior Debt Obligations or Junior Debt Rights from proceeds of the Collateral.

(b)	Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full and the Credit Facility has been terminated and cancelled, and regardless of whether an event described in paragraph (a) above has occurred, any Collateral or proceeds thereof received by the First Lien Secured Parties in connection with any disposition of, or collection on, such Collateral following an enforcement action by either the First Lien Secured Parties or the Junior Debt Lenders shall be applied by the First Lien Secured Parties to the First Lien Obligations, together with concurrent and permanent reduction of any revolving credit commitment thereunder in an amount equal to the amount of such payment. After the First Lien Obligations have been unconditionally and irrevocably repaid in full and in cash and the Credit Facility has been terminated and cancelled, the First Lien Secured Parties shall deliver to the Junior Debt Collateral Agent (for the benefit of the Junior Debt Lenders) any remaining Collateral and any proceeds thereof then held by them in the same form as received, together with any necessary endorsement or assignment, or as a court of competent jurisdiction may otherwise direct, to be applied to the Junior Debt Obligations. If, after the issuance of a notice of an event of default by either the First Lien Secured Parties or the Junior Debt Collateral Agent (or any other agent or trustee on behalf of the Junior Debt Lenders) that

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has not been rescinded in writing, any First Lien Secured Party or Junior Debt Lender receives any payment, benefit, Collateral or distribution, whether voluntary or involuntary, all or part of which payment, benefit, Collateral or distribution (the "Reallocable Payment") should have been paid to the First Lien Secured Parties or the Junior Debt Lenders, as the case may be, then the applicable receiving person shall hold the Reallocable Payment received by it in trust for such other persons (in the case of a payment received by the Junior Debt Lenders, in trust for the First Lien Secured Parties or in the case of receipt by the First Lien Secured Parties, in trust for the Junior Debt Lenders) and shall forthwith notify and pay to such other person, in the form received with any necessary endorsement or assignment, the Reallocable Payment.

4.	Standstill

(a)	Unless the First Lien Obligations have been unconditionally and irrevocably paid and satisfied in full and in cash and the Credit Facility has been terminated and cancelled, no Junior Debt Lender shall (the following as detailed in sections 4(a)(i) to (iii), inclusive, are collectively referred to herein as the "Restricted Rights"):

(i)	enforce or exercise, or seek to enforce or exercise, any remedies under any Junior Debt Security or take any proceedings in connection therewith;

(ii)	institute or commence, or join with any other person in instituting or commencing, any Insolvency Proceeding or take any steps or proceedings in connection therewith; or

(iii)	institute or commence any action or proceeding to enforce, collect or receive payment of any Junior Debt Obligations or exercise any Junior Debt Rights to enforce payment of any Junior Debt Obligations, including any action of enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or unsecured creditor), until at least 180 days (the "Standstill Period") after the date the Junior Debt Collateral Agent (or any other agent or trustee on behalf of the Junior Debt Lenders) has given to the First Lien Secured Parties a written notice (i) of the occurrence of an event of default under and as defined in the Junior Debt Financing Agreements, (ii) that repayment of all of the Junior Debt Obligations has been accelerated and (iii) that the Junior Debt Lenders are seeking to enforce, exercise, institute or commence (as the case may be) their rights against the Loan Parties; provided that in no event shall any Junior Debt Lenders be entitled to enforce or exercise any Restricted Rights against the Loan Parties or with respect to the Collateral if, notwithstanding the expiration of the Standstill Period, the First Lien Secured Parties: (A) shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all, substantially all or any material portion of the Collateral; or (B) are stayed or otherwise precluded from pursuing the rights or remedies pursuant to applicable laws or any Insolvency Proceeding (including pursuant to any order made in connection therewith).

(b)	Notwithstanding section 4(a) above, the Junior Debt Lenders may at any time: (i) accelerate the Junior Debt Obligations in accordance with the Junior Debt Financing Agreements; (ii) file any proof of claim with respect to the Junior Debt Obligations or Junior Debt Rights in an Insolvency Proceeding (provided that such proof of claim shall

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not include a claim to priority that is equal to or in priority to the First Lien Obligations); (iii) take any action in order to perfect Security Interests against the Collateral; (iv) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of any Junior Debt Lender; (v) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Loan Parties arising under any insolvency law or other applicable law, so long as (A) no Restricted Rights are commenced or exercised and (B) no action or proceeding for enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or an unsecured creditor) is instituted or commenced; (vi) exercise any of their rights or remedies with respect to the Collateral (including the Restricted Rights) after the termination of the Standstill Period to the extent permitted by section 4(a) above; and (vii) vote on any proposal or plan in a manner consistent with and to the extent not prohibited by the terms set forth in the Junior Debt Intercreditor Agreement, with respect to the Junior Debt Obligations, the Junior Debt Rights and the Collateral, in each case, to the extent, but only to the extent, that any of the foregoing: is in compliance with and does not contravene the other provisions of the Junior Debt Intercreditor Agreement; and is not adverse to, or does not adversely affect, the Security Interests in favour of the First Lien Secured Parties or the priority thereof or the rights or claims of the First Lien Secured Parties.

5.	Amendments

(a)	The Loan Documents may be amended, restated, supplemented or otherwise modified in accordance with their terms, and refinancing Debt in respect of the First Lien Obligations may be incurred, in each case, without the consent of the Junior Debt Lenders; provided, however, that without the consent of the Junior Debt Collateral Agent (on behalf of the Junior Debt Lenders), no such amendment, restatement, supplement, modification or refinancing (or successive amendments, restatements, supplements, modifications or refinancings) shall contravene any provision of the Junior Debt Intercreditor Agreement.

(b)	The Junior Debt Financing Agreements may not be amended, restated, supplemented or otherwise modified, or entered into, or refinanced except upon prior written notice to the Agent and then only to the extent such amendment, restatement, supplement or modification, or the terms of such new Junior Debt Financing Agreements, or such refinancing would not (i) contravene the provisions of the Junior Debt Intercreditor Agreement, (ii) result in an increase of the aggregate principal amount of the loans thereunder, (iii) increase the applicable rate of interest thereunder without the Borrower offering an equivalent increase in the interest rate or similar component thereof to the First Lien Secured Parties, (iv) add or increase any fees thereunder to those in effect on the initial closing date of the Junior Debt, (v) change to earlier dates any scheduled dates for payment of principal or of interest, (vi) change any default or event of default provisions, (vii) change the redemption, prepayment, repurchase, tender or defeasance provisions set forth thereunder in a manner that would require a redemption, prepayment, repurchase, tender or defeasance not required thereunder as of the initial closing date of the Junior Debt or in a manner otherwise adverse to First Lien Secured Parties, (viii) modify, introduce or provide for any condition, covenant, event of default or other term of such Debt such that such condition, covenant, event of default or other term is more restrictive, individually or in the aggregate, than the conditions, covenants, events of default and other terms of the Credit Agreement, or (ix) otherwise materially increase the

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obligations of the Borrower thereunder or confer additional rights on the Junior Debt Lenders (or any of them) in a manner materially adverse to the First Lien Secured Parties.

6.	Default Notices

If the First Lien Secured Parties or the Junior Debt Lenders (a) accelerate any Debt under their respective agreements, (b) commence any action or proceeding to enforce, collect or receive payment of their respective obligations, or (c) has actual knowledge of the occurrence of a continuing event of default under their credit facilities, then such person(s) shall, as soon as is practicable in the circumstances with the occurrence of any of the events referred to above, notify the other creditor group of such event, together with reasonable particulars thereof.

7.	Right to Purchase the First Lien Obligations

Upon the occurrence of: (a) the acceleration of the First Lien Obligations; or (b) the commencement of any Insolvency Proceeding, then, the Junior Debt Lenders shall have 45 days after receiving written notice of any such occurrence to unconditionally and irrevocably purchase in full in cash all (but not less than all) of the First Lien Obligations at par (including, without limitation, any accrued and unpaid interest and fees thereon).

8.	DIP Financing

In the event of an Insolvency Proceeding, whether voluntary or involuntary, no Junior Debt Lender shall propose, agree to provide or support any debtor-in-possession or interim financing (a "DIP Financing") which is secured by a charge or other Security Interest that ranks in priority to or pari passu with the First Lien Security. If any Loan Party obtains DIP Financing from any of the First Lien Secured Parties, then the Junior Debt Lenders agree that they will subordinate the Security Interests securing the Junior Debt Obligations to: (i) the Security Interests securing any such DIP Financing and (ii) any administrative or other court-ordered charges; provided that: (A) the amounts secured by all such charges, when taken together with the aggregate principal amount of the DIP Financing will not exceed an amount equal to 20% of the aggregate principal amount of First Lien Obligations outstanding immediately prior to the commencement of such Insolvency Proceeding, (B) the First Lien Security is subordinated to or pari passu with such DIP Financing (in which case, the Junior Debt Lenders will subordinate the Junior Debt Security in the Collateral to the Liens securing such DIP Financing), (C) the Junior Debt Collateral Agent retains a Security Interest on the Collateral (including proceeds thereof arising after the commencement of such Insolvency Proceeding) with the same priority as existed prior to the commencement of such Insolvency Proceeding, but subject to the Security Interests securing any DIP Financing and any administrative or other court-ordered charges and (D) such DIP Financing does not compel the Borrower or any of the other Loans Parties to seek confirmation of a specific plan or reorganization for which all or substantially all of the material terms are set forth in the documentation relating to such DIP Financing.

9.	Special Rights and Agreements in Insolvency Proceedings and Realization Rights

In the event of an Insolvency Proceeding, no Junior Debt Lender shall (a) take, propose, approve or support any exercise of Restricted Rights or exercise any rights or remedies under any Junior Debt Document or any other rights or remedies or (b) in, or in respect of, any Insolvency Proceeding take, propose, approve or support any plan, reorganization, step or action that:

(a)	is inconsistent with, or could result in a resolution inconsistent with, the application of proceeds described herein;

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(b)	after giving effect to the application of proceeds described herein, would result in less than payment in full in cash of the First Lien Obligations, including pursuant to any sale, assignment, transfer, lease, license or other disposition of all or part of the Collateral;

(c)	would amend any fees, charges or rates (including the interest rate) under the First Lien Obligations, or defer the timing of any payments under the First Lien Obligations, including the maturity date;

(d)	would result in a reduction of the First Lien Obligations;

(e)	contemplates a purchase or exchange of shares or assets of the Borrower by the First Lien Secured Parties for forgiveness of any First Lien Obligations, including by way of foreclosure unless the First Lien Secured Parties have received payment in full and in cash of the First Lien Obligations; or

(f)	interferes with the First Lien Secured Parties' rights of set-off, combination or other similar right,

and each Junior Debt Lender shall, at the request of the Collateral Agent and to the extent of the legal entitlement of such Junior Debt Lender to do so, promptly take all steps and actions reasonably requested by the Collateral Agent to oppose any such exercise of Restricted Rights, plan, reorganization, step or action. In addition to and without limiting the foregoing, each Junior Debt Lender shall not credit bid in any collateral sale unless the First Lien Secured Parties would be paid in full and in cash as part of the sale transaction.

10.	Automatic Release and Subordination of Junior Debt Security

(a)	If, in connection with the exercise of the First Lien Secured Parties' remedies in respect of the Collateral, the Collateral Agent, for itself or on behalf of any of the First Lien Secured Parties, releases any of the First Lien Security on any part of the Collateral or releases any Loan Party (other than the Borrower) from its obligations under the First Lien Security, then the Junior Debt Security, if any, on such Collateral and the obligations of such Loan Party under the Junior Debt Security shall be automatically, unconditionally and simultaneously released, with no further consent or action of any Junior Debt Lender. The Junior Debt Collateral Agent (on behalf of the Junior Debt Lenders) shall promptly execute and deliver to the Collateral Agent or such Loan Party such financing change statements, releases and other documents as the Collateral Agent may request to effectively confirm such release.

(b)	If a subordination or release of the First Lien Security on any part of the Collateral is permitted or required under both the Credit Agreement and the Junior Debt Financing Agreements, and the Collateral Agent executes and delivers a subordination or release of the First Lien Security in form and substance satisfactory to it, then the Junior Debt Security, if any, on such Collateral shall be automatically, unconditionally and simultaneously subordinated or released, with no further consent or action of any Junior Debt Lender. The Junior Debt Collateral Agent (on behalf of the Junior Debt Lenders) shall promptly execute and deliver to the Collateral Agent or the relevant Loan Party such financing change statements, subordination agreements, releases and other documents as the Collateral Agent, the Agent or such Loan Party may request (which shall be in a form identical, with appropriate conforming changes, to any such document delivered by the

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Collateral Agent as may be satisfactory to the Collateral Agent, the Agent or such Loan Party, acting reasonably) to effectively confirm such subordination or release.

(c)	For certainty, the Junior Debt Security will continue in the proceeds of any disposition of Collateral released pursuant to section 10(a) and section 10(b) above, subject to the priorities set out in the Junior Debt Intercreditor Agreement.

11.	No Challenge or Hindrance; Actions to be Consistent with Junior Debt Intercreditor Agreement

(a)	No Junior Debt Lender shall, in any manner:

(i)	challenge, contest or bring into question the validity, priority, perfection or enforceability of any of the First Lien Security nor the validity or enforceability of any of the Obligations (including any claim filed in respect thereof) nor cause or assist any other person to take any such action;

(ii)	take any action that would (A) limit, invalidate, avoid or set aside any First Lien Security or other Loan Document or any provisions of any Loan Document or (B) subordinate the priority of the First Lien Security to the Junior Debt Security or grant the Junior Debt Security equal ranking to the First Lien Security;

(iii)	take any action that would hinder, delay, limit, impede, restrict or prohibit any exercise of rights or remedies under the Loan Documents, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure, realization, enforcement or otherwise;

(iv)	contest, challenge, protest or object to any foreclosure, enforcement or realization proceeding or action brought by any First Lien Secured Party or any other exercise by any First Lien Secured Party of any rights and remedies relating to the Collateral under the Loan Documents or otherwise (so long as the Junior Debt Security attaches to the proceeds of realization therefrom, subject to the priorities set out herein) and each Junior Debt Lender shall waive any and all rights it may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Secured Parties seek to enforce or collect the Obligations or the First Lien Security, regardless of whether any action or failure to act by or on behalf of the Collateral Agent or other First Lien Secured Parties is adverse to the interests of the Junior Debt Lenders; or

(v)	contest, challenge, protest or object to the forbearance by the First Lien Secured Parties from bringing or pursuing any foreclosure, enforcement or realization proceeding or action or any other exercise of any rights or remedies under the Loan Documents or relating to the Collateral.

(b)	In addition to and without limiting the foregoing, each Junior Debt Lender covenants that it shall act in a manner consistent with and so as to give effect to the terms and conditions of the Junior Debt Intercreditor Agreement, including with respect to the filing of any proof of claim in any Insolvency Proceeding applicable to any of the Loan Parties. Without limiting the foregoing, if, in any Insolvency Proceeding, the Junior Debt Lenders (or any agent or trustee on their behalf) fails to file on a timely basis a proof of claim in the proper form on account of the Junior Debt Obligations, the Collateral Agent will be irrevocably authorized by the Junior Debt Intercreditor Agreement (but not required) to file such a proof of claim on behalf of the Junior Debt Lenders.

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(c)	By accepting the benefits of the Collateral, each Junior Debt Lender agrees to be bound by the terms of the Junior Debt Intercreditor Agreement.

12.	Power of Attorney

The Junior Debt Lenders shall irrevocably constitute and appoint the Collateral Agent as their true and lawful attorney, with full power of substitution, to take any action or step which they are required to take herein in the name of the applicable Junior Debt Lenders whenever and wherever the Collateral Agent may consider it to be necessary or expedient, and such appointment of the Collateral Agent as the Junior Debt Lenders' attorney shall be coupled with an interest and be irrevocable.

13.	Separate Grants of Security; Separate Classes

In any Insolvency Proceeding which requires the classification of claims of creditors for voting purposes on any proposal under the Bankruptcy and Insolvency Act (Canada) (a "Proposal") or any plan of compromise, arrangement or reorganization (each, a "Plan"), the parties hereto agree that the Borrower and the Loan Parties shall establish separate classes for the claims of the First Lien Secured Parties and the Junior Debt Lenders in recognition of their different interests. Each Junior Debt Lender agrees that the grants of Security Interests on the Collateral pursuant to the First Lien Security and the Junior Debt Security constitute two separate and distinct grants of Security Interests, that the First Lien Secured Parties and the Junior Debt Lenders do not share a "commonality of interest" with respect to their claims, and that the Junior Debt Lenders will not object to any such classification. If it is held that the claims of the First Lien Secured Parties and the Junior Debt Lenders in respect of the Collateral constitute one secured claim or class of creditors, then each Junior Debt Lender agrees that all distributions shall be made as if there were separate classes of senior and junior claims against the Borrower and the other Loan Parties in respect of the Collateral including, to the extent the aggregate value of the Collateral is sufficient (excluding the Junior Debt Obligations), the payment to the First Lien Secured Parties of post-filing interest in addition to the amounts distributed to the First Lien Secured Parties in respect of principal, pre-filing interest and other claims prior to any distribution being made to any Junior Debt Lender, and each Junior Debt Lender agrees to hold in trust and turn over to the Collateral Agent, for itself and on behalf of the First Lien Secured Parties, amounts otherwise received or receivable by it to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of any Junior Debt Lender.

14.	Governing Law

The Junior Debt Intercreditor Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

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Schedule O to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

SWAN HILLS PROJECT BOUNDARY MAP

See attached.

Schedule P to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

GROUNDBIRCH PROPERTIES DESCRIPTION

Groundbirch consists of 19 gross/net 100% sections of Petroleum and Natural Gas Rights in the Montney formation. The Borrower's 13 section North block consists of sections 13, 21, 25, 28-33, 35 of 080-21W6 along with 01-081-21W6 and 24-080-22W6 while our South block consists of sections 21, 22, 27, 28, 32, 33-079-21W6.

The Groundbirch assets also include a 100% working interest in and to the 28 million standard cubic feet per day license capacity refrigeration plant located at 06-19-80-20W5.